Execution Version

Americas
sale and purchase agreement
16 JULY 2018

Table of Contents
1.    Definitions, Interpretation    8
2.    Carve Out    31
3.    Sale and Purchase    32
4.    Purchase Price, Payments    35
5.    Settlement of Inter-Company Relations    38
6.    Closing Statement, Estimated Closing Statement and Adjustment Payments    42
7.    Replacement of Third Party Assurances    51
8.    Closing Conditions    52
9.    Closing, Closing Actions    61
10.    Sellers' Warranties    65
11.    Sellers' Indemnifications    66
12.    Taxes    68
13.    Purchaser Warranties    87
14.    Intellectual Property, Branding    89
15.    Pre-Closing Covenants    94
16.    Post-Closing Covenants    103
17.    Debt and Equity Commitment    105
18.    Liability, PLC Guarantee    106
19.    Conflict with other Agreements    106
20.    Responsibility after Closing    107
21.    Announcements, Confidentiality    109
22.    Non-Solicit    111
23.    Notices    114
24.    Whole Agreement, Remedies    117
25.    Miscellaneous    119
26.    Invalidity    122

27.    Governing Law, Jurisdiction    122
SCHEDULE 1 - TARGET COMPANIES AND OWNERSHIP STRUCTURE    1
SCHEDULE 2 - FINANCIAL LINE ITEMS    1
SCHEDULE 3 - APPORTIONING BETWEEN DIVESTCO SHARES    1
SCHEDULE 4 - PRINCIPLES OF CLOSING STATEMENT    1
SCHEDULE 5 - FORM OF CLOSING STATEMENT    1
SCHEDULE 6 - INTENTIONALLY LEFT BLANK    1
SCHEDULE 7 - SELLERS' WARRANTIES    1
SCHEDULE 8 - REMEDIES AND LIMITATIONS    1
SCHEDULE 9 - THIRD PARTY ASSURANCES SELLERS' GROUP    1
SCHEDULE 10 - TARGET COMPANY THIRD PARTY ASSURANCES    1
SCHEDULE 11 - DEBT COMMITMENT LETTER AND FORM OF INTERIM FACILITY    1
SCHEDULE 12 - EQUITY COMMITMENT LETTER    1
SCHEDULE 13 - CARVE OUT STEPS    1
SCHEDULE 14 - WELDING FUMES INDEMNIFICATION    1
SCHEDULE 15 - RETAINED BUSINESS    1
SCHEDULE 16 - HELIUM PERIMETER CHANGE    1
SCHEDULE 17 - INTENTIONALLY LEFT BLANK    1
SCHEDULE 18 - LINDE CANADA INVESTMENTS LLC DISSOLUTION    1

Schedules

Schedule 1	Target Companies and Ownership Structure
Schedule 2	Financial Line Items
Schedule 3	Apportioning between DivestCo Shares
Schedule 4	Principles of Closing Statement
Schedule 5	Form of Closing Statement
Schedule 6	Intentionally left blank
Schedule 7	Sellers' Warranties
Schedule 8	Remedies and Limitations
Schedule 9	Third Party Assurances Sellers' Groups
Schedule 10	Target Company Third Party Assurances
Schedule 11	Debt Commitment Letter and Form of Interim Facility
Schedule 12	Equity Commitment Letter
Schedule 13	Carve Out Steps
Schedule 14	Welding Fumes Indemnification
Schedule 15	Retained Business
Schedule 16	Helium Perimeter Change
Schedule 17	Intentionally left blank
Schedule 18	Linde Canada Investments LLC Dissolution

Sale and Purchase Agreement
between

1.
Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany under registration number HRB 169850, having its registered address (Geschäftsanschrift) at Klosterhofstraße 1, 80331 Munich, Germany,

- herein "Linde" -

2.	Praxair, Inc., a corporation organised under the laws of Delaware, USA, having its registered address at 10 Riverview Drive, Danbury, Connecticut, CT06810, United States of America,
- herein "Praxair" and together with Linde "Sellers" -

3.
MG Industries GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111628, having its registered address at Messer-Platz 1, 65812 Bad Soden am Taunus, Germany,

- herein "Purchaser" -

4.
Messer Canada Inc., a corporation organised under the laws of Canada, registered with the register of Corporations Canada under registration number 1083715-6 having its registered address at 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada,

- herein "Canadian Local Purchaser" -

5.
MG Industries USA, Inc., a company organised under the laws of Delaware, with registration number 6964345 and registered address at 251 Little Falls Drive, Wilmington, New Castle, Delaware 19808, United States of America,

- herein "American Local Purchaser" -
(the Canadian Local Purchaser and the American Local Purchaser herein collectively the "Local Purchasers")
and

6.
Linde Public Limited Company, a public limited company organised under the laws of Ireland, having its business address at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom,

- herein "PLC" -
(each of Linde, Praxair, Purchaser, the Local Purchasers and PLC herein also referred to individually as a "Party" and collectively as "Parties")

RECITALS

(A)
Whereas, inter alia, Linde, Praxair and PLC have entered into a business combination agreement as of 1 June 2017, as amended, to effect a strategic combination of the businesses of Linde and Praxair ("BCA" and the transactions contemplated by the BCA the "Business Combination").

(B)
WHEREAS, in connection with the Business Combination, Linde wishes to procure the sale and transfer of the Linde DivestCos from Linde Sellers to Purchaser, Praxair wishes to procure the sale and transfer of the Praxair DivestCo from Praxair Sellers to Purchaser or, as the case may be, the relevant Local Purchaser, and Purchaser or, as the case may be, the relvant Local Purchaser, wishes to acquire, directly or indirectly, the DivestCos from the Local Sellers in each case in accordance with the terms and conditions of this sale and purchase agreement ("Agreement"). The transactions contemplated by this Agreement and the Transaction Documents, but excluding the Carve Out, are referred to as the "Transaction".

(C)
WHEREAS, PLC is willing to guarantee as of the completion of the BCA the performance of any obligations which Linde, Praxair or any of their Affiliates have under this Agreement or the Transaction Documents.

NOW, THEREFORE, the Parties agree as follows:

1.	Definitions, Interpretation

1.	Definitions
In this Agreement, the following terms shall have the meaning ascribed to them in this clause 1.1. Where there is any inconsistency between the definitions set out in this clause 1.1 and the definitions set out in any other clause or Schedule, then, for the purposes of construing such other clause or Schedule, the definitions set out in such other clause shall prevail.
Acceptable Bank means a bank or financial institution (headquartered in the European Union, the United Kingdom, the United States or Switzerland) which has a rating for its long-term unsecured and non credit-enhanced debt obligations of BBB or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or Baa2 or higher by Moody’s Investors Service Limited or a rating for its short term unsecured and non credit-enhanced debt obligations of A-2 or higher by Standard & Poor’s Rating Services or F-3 or higher by Fitch Ratings Ltd or P-3 or higher by Moody’s Investors Service Limited, or in each case a comparable rating from an internationally recognised credit rating agency;
Accounting Firm has the meaning given in Schedule 4;
Accounts Relief means a Relief which has been taken into account in calculating Working Capital in the Closing Statement;
Adjustment Payment(s) has the meaning given in clause 6.3;
Affiliate means, in respect of any person, any other person directly or indirectly having Control over, or being under the Control of, or being under common Control with the first person;
Agreed Form means, in relation to a document, the form of that document as initialled on or prior to the date of this Agreement for the purpose of identification by or on behalf of Sellers and Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of Sellers and Purchaser);
Agreement has the meaning given in Recital (B);
Anti-Corruption Laws means applicable laws which prohibit the corrupt making of any offer, any payment or gift, any promise to pay or give, or any authorisation of the payment of any money or giving of anything of value to any official of any Governmental Entity or healthcare professional made for the purposes of (i) influencing any act or decision of such person in his official or professional capacity, (ii) inducing such person to do or omit to do any act in violation of the lawful or professional duty of such person, or (iii) securing any improper advantage, in each case, to assist the Target Companies in obtaining or retaining business for or with, or directing business to, any person;
Appointment Date has the meaning given in Schedule 4;
Attributed Entity has the meaning given in clause 12.13(c);
Auditors means the auditors for the time being of the relevant Target Company;
BCA has the meaning given in Recital (A);
BCA Clearance Condition has the meaning given in clause 8.1(b);
BCA Commitments has the meaning given in clause 8.2(a);
Bonus Employees has the meaning given in clause 16.4;
Business Combination has the meaning given in Recital (A);
Business Day means a day, other than a Saturday or Sunday or public holiday in London, United Kingdom, New York, NY, USA, or Frankfurt am Main, Germany, on which banks are open in London, United Kingdom, New York, NY, USA, and Frankfurt am Main, Germany, for general commercial business;
Business means the Linde DivestCo Business and the Praxair DivestCo Business;
Business Intellectual Property has the meaning given in Schedule 7;
Canada Cash Amount has the meaning given in clause 5.9;
Canada Cash Extraction has the meaning given in clause 5.9(b);
Canadian Local Purchaser has the meaning given at the beginning of this Agreement;
Capital Gains Or Royalty WHT has the meaning given in clause 6.5(b);
Capital Gains WHT has the meaning given in clause 6.5(c);
Carve Out has the meaning given in clause 2.1;

Carve Out Agreements means the Master Carve Out and Asset Exchange Agreement, the Carve Out Agreement, the Reverse Carve Out Agreement and the EMA executed or in Agreed Form (as the case may be) as well as other agreements in relation to the separation of the Target Companies from the respective Seller's Group entered into with the consent of Purchaser (such consent not to be unreasonably withheld or delayed), relating to the Business, a portion thereof or a business operated by any of the DivestCos which is not part of the Business;
Carve Out Assets has the meaning given in the Master Carve Out and Asset Exchange Agreement;
Carve Out Business has the meaning given in Schedule 13;
Carve Out Deemed Contribution Allocation Schedule has the meaning given in clause 12.10(b);
Carve Out Purchase Price means the consideration paid by Linde LLC for the Carve Out Assets which it purchases from Linde Gas North America LLC in accordance with the Master Carve Out and Asset Exchange Agreement;
Carve-Out Purchase Price Allocation Schedule has the meaning given in clause 12.10(b);
Carve Out Steps has the meaning given in clause 2.1;
Carve Out Tax has the meaning given in clause 12.1(c);
Cash means, in relation to each Target Company, the aggregate of its cash position, all as identified by the line items so named in Schedule 2;
Cash Excess Amount has the meaning given in clause 15.5(a);
Chilean Spin-Off has the meaning given in clause 12.1(c);
Claim means any claim by Purchaser under or in connection with this Agreement, excluding a Tax Claim;
Claim Insurance Policy has the meaning given in Schedule 14;
Closing means closing of the sale and purchase of the DivestCo Shares, potentially excluding those of the Colombian Entities in accordance with the provisions of this Agreement;
Closing Actions means the obligations of Sellers and Purchaser pursuant to clause 9.3;

Closing Business Day means a day, other than a Saturday or Sunday or public holiday in London, United Kingdom, New York, NY, USA, Luxembourg, Luxembourg, Saint Helier, Jersey, or Frankfurt am Main and Munich, Germany, on which banks are open in London, United Kingdom, New York, NY, USA, Luxembourg, Luxembourg, Saint Helier, Jersey, and Frankfurt am Main and Munich, Germany, for general commercial business;
Closing Conditions has the meaning given in clause 8.1;
Closing Date has the meaning given in clause 9.1;
Closing Statement has the meaning given in clause 6.1;
Colombian Entities means Linde Colombia S.A., Linde Energy Services S.A.S. E.S.P. and Remeo Medical Services S.A.S. and Colombian Entity means any of them;
Colombian Transfer Date has the meaning given in clause 9.5(b)(ii);
Combined Carve Out Financial Statements means, in relation to (i) the Linde DivestCo Business, the carve out combined financial statements (balance sheet, p&l, comprehensive income cash flow statement and notes) as of and for the years-ended 31 December 2016 and 31 December 2017, which have been audited by KPMG and (ii) the Praxair DivestCo Business, the carve out financial statements (balance sheet, p&l, comprehensive income, cash flow statement and notes) as of and for the years-ended 31 December 2016 and 31 December 2017, which have been audited by PricewaterhouseCoopers;
Confidentiality Agreements has the meaning given in clause 21.2(a);
Consent and Waiver Declarations has the meaning given in clause 3.5;
Control means, in respect of another person, if a controlling person (a) owns, directly or indirectly, more than 50% of the share capital of the person, or (b) has the power to cast or control more than 50% of the maximum number of votes that may be cast at a general meeting of the person, or (c) otherwise possesses, directly or indirectly, the power to determine the composition of the majority of, or the outcome of decisions on financial or operating policies by, the board of directors or any other governing authority of the controlled person, and the terms "Controlling" and "Controlled" shall be construed accordingly;

Costs means charges, costs (including reasonable legal costs) and expenses, in each case of any nature whatsoever;
Credit Partners Group means CVC Credit Partners Group Holding Foundation and each of its subsidiaries from time to time and any funds or entities managed or advised by them from time to time;
CVC Advisory Group means CVC Capital Partners Advisory Group Holding Foundation and each of its subsidiaries from time to time;
CVC Funds mean investment funds or vehicles advised by CVC Advisers (Deutschland) GmbH and Affiliates of CVC Advisers (Deutschland) GmbH;
CVC Network means all persons forming part of the CVC Advisory Group, the CVC Funds, the CVC Investment and Management Group and the CVC Portfolio Companies but excluding the Purchaser and members of the Purchaser German TopCo Group;
CVC Investment and Management Group means CVC Capital Partners SICAV-FIS S.A. and each of its subsidiaries from time to time;
CVC Persons mean the CVC Advisory Group, the CVC Investment and Management Group and the CVC Funds;
CVC Portfolio Companies mean any portfolio company directly or indirectly invested in by the CVC Funds;
Damages Payment has the meaning given in Schedule 8;
Data Room means the following folders (i) in the electronic file room named "Planet": "Brazil green", "Brazil red", "Canada green", "Canada red", "Colombia green", "Colombia red", "USA green", "USA red", "Purple", "Purple Red", "Transaction Documents", such electronic file rooms hosted by the provider Merrill Corporation as at Friday, 13 July 2018 24:00h CET, comprising the documents and other information made available by Sellers to Purchaser, the content of which is recorded on two identical USB flash drives prepared by Merrill Corporation and is listed in the data room index attached to the Disclosure Letter, provided, however, that any information contained in subfolder "Purple Red - 10 Information provided to other parties" shall not be considered "Disclosed" or "Known" and not form part of the defined term "Data Room" and (ii) in the electronic file room named "Planet VDR": "Chile", such electronic file rooms hosted by the provider Merrill Corporation as at Thursday, 12 July 2018 13:38h EDT, comprising the documents and other information made available by Sellers to Purchaser, the content of which is recorded on identical USB flash drives prepared by Merrill Corporation and is listed in the data room index attached to the Disclosure Letter;
Debt Commitment Letter has the meaning given in clause 17;
Deemed Tax Liability has the meaning given in this clause 1.1;
Deferred Closing has the meaning given in clause 9.5(b);
Disclosed has the meaning given in Schedule 8;
Disclosure Letter means the letter from Sellers to Purchaser executed and delivered immediately before the execution of this Agreement;
DivestCo Shares has the meaning given in clause 3.2;
DivestCo Subsidiaries has the meaning given in Schedule 1;
DivestCos has the meaning given in Schedule 1;
EMA has the meaning given in clause 2.2;
Employees means persons employed by the relevant Target Companies under a contract of employment or a management contract (e.g. board members or managing directors) on the date hereof together with those that join the Target Companies after the date hereof but prior to the Financial Closing Date, but excluding those that have ceased to be employed by any Target Company prior to the Closing Date;
Enterprise Purchase Price has the meaning given in clause 4.1;
Environment means all or any of the following: air, water, soil, soil gas, groundwater, land, biota, any ecological systems or components thereof, buildings and installations, and human health and safety;
Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding as of the date hereof and relating to Environmental Matters;

Environmental Licence means any permit, licence, authorisation, consent, exemption or other approval required in relation to any of the Properties or any of the DivestCos by any Environmental Law;
Environmental Matters means all matters relating to the pollution or protection of the Environment;
Environmental Warranties means the Warranties contained in paragraphs 1.14(a) to 1.14(c)of Schedule 7;
Environmental Warranty Claim means any Warranty Claim of Purchaser for breach of the Environmental Warranties;
Equity Commitment Letter has the meaning given in clause 17;
Estimated Capital Gains Or Royalty WHT has the meaning given in clause 6.5(f)(i);
Estimated Closing Statement has the meaning given in clause 6.2;
Exchange Rate means, with respect to a particular currency for a particular day, the rate of exchange for that currency into USD on such date as published by Reuters in respect of that currency for such date;
Excess Recovery has the meaning given in Schedule 8;
Exclusive Location has the meaning given in clause 22.4(a)(i);
Final Inter-Company Payment Amount has the meaning given in clause 5.4;
Final Purchase Price has the meaning given in clause 4.1;
Financial Closing Date has the meaning given in clause 9.1; provided that references to the Financial Closing Date shall be references to a moment in time not taking into account the economic effects of any Closing Actions;
Financial Debt means in relation to each Target Company the aggregate of its borrowings and non-trading indebtedness position, all as identified by the line items so named in Schedule 2;
FIRPTA Certificate has the meaning given in clause 6.5(c)(i);
FTC means the Federal Trade Commission of the United States of America;

Fundamental Warranty Claim means any Warranty Claim of Purchaser for breach of the Fundamental Warranties;
Fundamental Warranties means the Warranties contained in paragraphs 1.1(a), 1.1(b), 1.1(c), 1.1(d), 1.1(f), 1.1(h), 1.1(i), 1.1(j) and 1.11 of Schedule 7;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;
Gross-Up has the meaning given in clause 6.5;
Healthcare Approval has the meaning given in clause 9.5(a);
Helium Contracts means the helium contracts set forth under numbers 1 and 3 to 5 of Schedule 16;
Helium Inventory means the helium inventory reserves held by the Target Companies in the Bureau of Land Management reservoir (as reported by the Bureau of Land Management in the report for the calendar month September 2018);
IFRS means International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as adopted by the European Union pursuant to EU Regulation No. 1606/2002 of the European Parliament and the Council on the applica-tion of International Accounting Standards in the European Union;
Income, Profits or Gains means any income, profits, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed;
Indemnification Due Date has the meaning given in clause 12.2(a)(ii);
Initial Inter-Company Payment Amount has the meaning given in clause 5.5;
Initial Exclusive Location has the meaning given in clause 22.4(a)(i);
Initial Linde LLC Receivable Amount has the meaning given in clause 5.8(b);
Initial Purchase Price has the meaning given in clause 4.2;

Intellectual Property Rights means patents, trademarks, logos, trade names internet domain names, rights in designs, copyrights (including rights in computer software), ancillary copyrights, and use rights in copyrighted works;
Inter-Company Payables means in relation to each Target Company the aggregate of its payables to any member of Sellers' Groups including any accrued and unpaid interest thereon identified by the line items so named in Schedule 2, but excluding Trade Payables;
Inter-Company Receivables means, in relation to each Target Company, the aggregate of its receivables from any member of Sellers' Groups including any accrued and unpaid interest thereon identified by the line items so named in Schedule 2, but excluding Trade Receivables;
Inventory means the aggregate amount of inventory of each Target Company identified by the line items so named in Schedule 2;
IP Agreements means the executed or Agreed Form (as the case may be) intellectual property agreements with Linde and Praxair as licensor on the one hand, respectively, and the American Local Purchaser as licensee on the other hand;
IT Systems means the computer and telecommunication hardware systems, networks, servers, PCs or other peripheral equipment used by the Target Companies;
JVCos has the meaning given in Schedule 1;
Key Employees means an Employee who was grade 13 or above, in the case of Praxair, or band/grade 4 or above, in the case of Linde as at the Closing Date;
Known has the meaning given in Schedule 8;
Leakage means any of the following actions to the extent not remedied:

(a)	the

(i)
declaration, making or payment of any dividend or distribution by any Target Company (including any payment, act, omission or transaction deemed to be a dividend or distribution under the applicable Tax law);

(ii)	redemption or purchase of shares or loan stock or return of capital (in each case together with any connected expenses) by any Target Company;

(iii)	payment of any amount by any Target Company;

(iv)	transfer of any asset by any Target Company;

(v)	forgiveness, release or waiver of any liability by any Target Company;

(vi)	incurring, assumption or discharge of any liability by any Target Company;

(vii)
payment or incurrence of any management fee, general service fee or other general charges or bonuses by any Target Company or by any Linde JVCo disproportionately to a Target Company's participation (including directors' fees or monitoring fees);

(viii)	giving by any Target Company of any guarantee, surety, indemnity or Third Party Right (other than Permitted Encumbrances); or

(ix)	surrender, loss, use or setting off of a Tax asset that was taken into account in calculating Working Capital in the Closing Statement, in each case (i) through (ix) to or for the benefit of any member of the Sellers' Groups or PLC or persons Controlled by PLC (other than a Target Company);

(b)	all amounts payable by the Target Companies in respect of costs or advisor fees in relation to the Transaction, or transaction related bonuses (in each case including related Taxes);

(c)	any agreement or binding arrangement by any member of Sellers' Group or any Target Company to do any of the matters referred to in paragraphs (a) to (b) above; or

(d)	any Tax chargeable on or incurred by a Target Company as a consequence of, or in respect of, any of the matters referred to in paragraphs (a) to (c) (inclusive) above;
in each case (a) through (d) other than

(A)
any trading amounts or service charges incurred, paid or agreed to be paid in the ordinary course of the trading activities of, or the intra-group services of any member of Sellers' Groups to, any of the Target Companies consistent with past practice, by any Target Company to any member of Sellers' Groups or PLC or persons Controlled by PLC;

(B)	any payments between Target Companies;

(C)
payments made, or to be made, in accordance with the terms of the Transaction Documents or Carve Out Agreements or any other of the agreements listed in clause 15.6(a) through (j) or agreements or arrangements pursuant to clause 9.5(b)(v) and (vi);

(E)	actions approved by Purchaser in writing; or

(F)	amounts for which Purchaser is indemnified or held harmless pursuant to this Agreement.

For the avoidance of doubt, Leakage shall not include either the settlement of the Inter-Company Payables and Inter-Company Receivables in accordance with this Agreement, or any Closing payments and the release of Third Party Assurances in each case in accordance with this Agreement;
Linde has the meaning given at the beginning of this Agreement;
Linde Canada Investments LLC Dissolution has the meaning given in clause 12.3(a);
Linde DivestCos has the meaning given in Schedule 1;
Linde DivestCo Shares has the meaning given in clause 3.1;
Linde DivestCo Subsidiaries has the meaning given in Schedule 1;
Linde DivestCo Business means the business currently operated by the Linde DivestCos, as reflected in the carve out combined financial statements as of 31 December 2017 which have been audited by KPMG, which means, with respect to the United States (excluding, for the avoidance of doubt, Puerto Rico and the US Virgin Islands) it shall comprise (i) the business conducted by Linde LLC and Linde Energy Services, Inc. for the production, sale, purification, treatment and/or distribution of (A) atmospheric gases, (B) CO2, (C) hydrogen, and (D) helium, including the remote operations centre, related plants, rail depots, truck terminals, fuelling stations, transfill stations, tractor trucks, cryo-trailers, gas depots and tanks, cylinders and customer contracts, in each case, operating from the Linde LLC locations identified in Schedule 13 hereto, as well as (ii) the shares held by entities of the Linde Group in East Coast Oxygen Company as well in East Coast Nitrogen Company, as supplemented by the facilities, membership interests and other assets and liabilities to be transferred to Linde LLC, including by Linde Gas North America LLC pursuant to the Master Carve Out and Asset Exchange Agreement, in each case, as identified in the schedules and annexes to such agreements, subject to clause 3.5 in respect of Cliffside Helium, LLC and Cliffside Refiners, L.P.
and as reduced by the Retained Atmospheric Gases Business and the Retained CO2 Business to be transferred by Linde LLC to Linde Gas North America LLC pursuant to the Master Carve Out and Asset Exchange Agreement, including without limitation, the air separation units (ASUs), liquefied natural gas (LNG) facilities, ECOVAR production systems, oil & gas supply modules (OGSMs) and packaged gas products (PGPs) business identified in the schedules and annexes thereto, and as such business has developed and will develop up to Closing or, with respect to the Colombian Entities, a Deferred Closing, as the case may be, in the ordinary course of business.
For the avoidance of doubt, the definition of Linde DivestCo Business shall not affect the rules set forth in this Agreement relating to Cash, Financial Debt and Working Capital.
The Parties are aware and agree that the changes in the helium perimeter set out in Schedule 16 shall adjust the Business sold under this Agreement but are not reflected in the Combined Carve Out Financial Statements as of 31 December 2017.
Linde DivestCos has the meaning given in Schedule 1;
Linde Group means Linde and persons under its Control from time to time, but excluding the Target Companies and the JVCos;
Linde JVCos has the meaning given in Schedule 1;
Linde LLC Receivable has the meaning given in clause 5.8;
Linde LLC Term Loan has the meaning given in clause 5.8(c)(ii);
Linde Sellers has the meaning given in Schedule 1;
Local Transfer Agreements means the sale and purchase agreements to be entered into by the relevant Local Sellers and Purchaser or the Local Purchasers (as the case may be), to be agreed upon between Sellers and Purchaser acting reasonably before Closing;
Local Purchasers has the meaning given at the beginning of this Agreement;
Local Sellers has the meaning given in Schedule 1;
Long-Stop Date has the meaning given in clause 8.2(a);
Master Carve Out and Asset Exchange Agreement means the master carve-out and asset exchange agreement entered into by Linde Gas North America LLC and Linde LLC relating to the exchange of certain of their respective assets.

Master Defense Agreement has the meaning given in Schedule 14;
Material Agreement means any agreement between any Target Company or JVCo on the one hand and a customer or supplier on the other hand for the provision of products or services by or to any of the Target Companies with annual expenditures or annual revenues in excess of ten million (10,000,000) USD;
Medium Similar Business has the meaning given in clause 8.2(c)(ii);
Messer Group means Messer Group GmbH and its Affiliates, from time to time, excluding the Purchaser, its Subsidiaries and persons affiliated with the Purchaser other than through Messer Group GmbH;
Non-Solicitation Period has the meaning given in clause 22.4;
Non-Surviving Inter-Company Relations has the meaning given in clause 15.6;
Objection Notice has the meaning given in Schedule 4;
Overprovision means the amount by which any liability, provision or reserve for a Tax (generally only for liabilities, provisions or reserves included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2, however, in case of payroll tax, irrespective of whether such liability, provision or reserve is included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2) which was taken into account in calculating Working Capital in the Closing Statement turns out to be overstated (except to the extent that any overstatement results from the utilisation of a Purchaser's Relief), applying the accounting principles set out in Schedule 4 (and ignoring the effect of any change in law made after the Financial Closing Date);
Party and Parties has the meaning given at the beginning of this Agreement;
Perimeter Changes has the meaning given in clause 8.2(a);
Perimeter Change Business has the meaning given in clause 8.2(c)(i);
Perimeter Change Excess Amount has the meaning given in clause 15.5(b);
Perimeter Change Equity Value has the meaning given in clause 8.2(c);
Permitted Actions has the meaning given in clause 15.1(a);

Permitted Encumbrances means any and all encumbrances which are (i) for tax, assessments, or governmental charges or levies not yet due and delinquent, (ii) statutory encumbrances of carriers, warehousemen, mechanics and the like arising in the ordinary course of business, (iii) easements, encroachments and other minor imperfections of title, or (iv) retention of title provisions entered into in the ordinary course of business, or (v) licences to use Intellectual Property Rights, to the extent, in any such case, such encumbrances do not have a material adverse effect on the conduct of the Business;
Perimeter Change Excess Amount I has the meaning given in clause 15.5(b);
Perimeter Change Excess Amount II has the meaning given in clause 15.5(c);
PLC has the meaning given at the beginning of this Agreement;
PLC Guarantee has the meaning given in clause 18.2;
Post-Closing Relief means any Relief that arises to a Target Company:

(a)	in consequence of an event that occurred after the Financial Closing Date, and is not relating to a Tax in respect of Income, Profits or Gains; or

(b)
in respect of, by reference to or in consequence of Income, Profits or Gains earned, accrued or received in a Tax assessment period (including a portion of a Straddle Period) ending after the Financial Closing Date;

Praxair has the meaning given at the beginning of this Agreement;
Praxair DivestCo Business means the business currently operated by the Praxair DivestCo, as reflected in the financial statements for the Praxair DivestCo as of 31 December 2017, which has been audited by PricewaterhouseCoopers, and as such business has developed and will develop up to Closing in the ordinary course of business;
Praxair DivestCo Shares has the meaning given in clause 3.2;
Praxair DivestCo has the meaning given in Schedule 1;
Praxair Group means Praxair and persons under its Control from time to time, but excluding the Target Companies and JVCos;

Praxair Sellers has the meaning given in Schedule 1;
Prepayment Amount means any amount of fees, penalties, prepayment premiums, break costs, close-out amounts, make whole amounts or similar amounts payable in respect of any Financial Debt;
Pre-Financial Closing Date Tax Period means any tax assessment period ending on or before the Financial Closing Date;
Proceedings has the meaning given in clause 11.3;
Product Supply Agreements means the executed or Agreed Form (as the case may be) product supply agreements relating to the Business;
Properties means land and buildings owned or leased or otherwise used by any Target Company which are material to the Business;
Provider has the meaning given in Schedule 8;
Purchaser has the meaning given at the beginning of this Agreement;
Purchaser German TopCo means Platin 1596. GmbH, a limited liability company (GmbH) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111626, the indicrect parent of Purchaser.
Purchaser German TopCo Group means Purchaser, Platin 1598. GmbH (commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111801), Platin 1597. GmbH (commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111627) and Purchaser German TopCo and their respective Subsidiaries from time to time, including the Target Companies and JVCos from Closing, together with Messer Group GmbH and its Subsidiaries, from time to time;
Purchaser Group means Purchaser and its respective Subsidiaries from time to time, including the Target Companies and JVCos from Closing, together with Messer Group GmbH and its Subsidiaries, from time to time;

Purchaser Shareholders Group means the Purchaser and its Affiliates from time to time, including the Target Companies and JVCos from Closing, together with Messer Group GmbH, its Affiliates, from time to time, as well as the CVC Network;
Purchaser's Relief means any:

(a)	Accounts Relief;

(b)	Post-Closing Relief; or

(c)	Relief arising to any member of Purchaser German TopCo Group (other than the Target Companies or JVCos) at any time;
Purchaser's Representatives has the meaning given in clause 10.3;
Purchaser's Tax Group means Purchaser and any company in the same Tax Group from time to time;
Purchaser's Warranties has the meaning given in clause 13;
Recipient has the meaning given in Schedule 8;
Records has the meaning given in clause 16.1(a);
Regulatory Permit has the meaning given in clause 15.2;
Relevant Period has the meaning given in clause 22.4(a)(i);
Relevant Tax Return has the meaning given in clause 12.10(b);
Relevant Tax Matter has the meaning given in clause 12.10(a);
Relevant Tax Proceeding has the meaning given in clause 12.10(e);
Retained Atmospheric Gases Business means the business of producing, refining, distributing, marketing, or selling atmospheric gases conducted by Linde LLC prior to the completion of the transactions contemplated under the Master Carve Out and Asset Exchange Agreement at its atmospheric gas plants, on-site customer plants and other locations identified in Schedule 15, including without limitation, air separation units (ASUs), liquified natural gas (LNG) facilities,

ECOVAR production systems, oil & gas supply modules (OGSMs) and packaged gas products (PGPs);
Retained CO2 Business means the business of producing, distributing, marketing, or selling liquid CO2 and dry ice conducted by Linde LLC prior to the completion of the transactions contemplated under the Master Carve Out and Asset Exchange Agreement at the CO2 and CO2/dry ice locations identified in Schedule 15;
Relief means any relief, loss, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any Income, Profits or Gains for the purposes of any Tax, or any right to a repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and:

(a)	any reference to the use or set-off of a Relief shall be construed accordingly and shall include use or set-off in part;

(b)
any reference to the loss of a Relief (including the loss of any Accounts Relief, Post-Closing Relief and any other defined Relief) shall include the absence, failure to obtain, non-existence, non-availability, disallowance, withdrawal, claw-back or cancellation of any Relief, or its utilisation or set-off by any person other than a member of Purchaser's Tax Group and shall also include this Relief being available only in a reduced amount and "lost" as it relates to a Relief shall be construed accordingly;

Restricted Customer has the meaning given in clause 22.4(a)(i);
Restricted Product has the meaning given in clause 22.4(a)(i);
Retention Letters has the meaning given in clause 16.4;
Reverse Carve Out has the meaning given in Schedule 13;
Reverse Carve Out Assets has the meaning given in the Master Carve Out and Asset Exchange Agreement;
Reverse Carve Out Business has the meaning given in Schedule 13;
Reverse Carve Out Purchase Price means the consideration paid by Linde Gas North America LLC for the Reverse Carve Out Assets which it purchases from Linde LLC in accordance with the Master Carve Out and Asset Exchange Agreement;
Reverse Carve Out Purchase Price Allocation Schedule has the meaning given in clause 12.10(c);

Sanctions mean economic or financial sanctions or trade embargoes or other comprehensive prohibitions against transaction activity pursuant to anti-terrorism laws or export control laws imposed, administered or enforced from time to time by any Sanctions Authority, including but not limited to pursuant to the Annex to the United States Executive Order 13224, the USA PATRIOT Act, the Trading with the Enemy Act or OFAC regulations, including, but not limited to, the Sectoral Sanctions Identification List;
Sanctions Authority means any Governmental Entity that administers, enacts or enforces any Sanctions in (i) the European Union or any EU member state (including the competent authorities in each EU member state that administer or enforce such laws, regulations, embargoes or restricted measures), (ii) the United States of America (including the Office of Foreign Assets Control of the US Department of Treasury (OFAC), the US Department of State and the US Department of Commerce) (iii) the UK and (iv) the United Nations;
Sanctions List means any of the lists of specifically designated nationals or designated or sanctioned individuals or entities or persons (or equivalent) issued by any Sanctions Authority, each as amended, supplemented or substituted from time to time, in particular but not limited to the Specially Designated Nationals and Blocked Persons List (SDN list) issued by the Office of Foreign Assets Control (OFAC) as amended from time to time;
Sanctioned Person means any person or vessel (i) designated on any Sanctions List, (ii) that is, or is part of, a Governmental Entity of a Sanctioned Territory, (iii) owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located within or operating from a Sanctioned Territory, or (v) otherwise targeted under any Sanctions;
Sanctioned Territory means any country or other territory subject to a general export, import, financial or investment embargo under Sanctions, which countries and territories, as of the date of this Agreement, are Crimea (as defined and construed in the applicable Sanctions laws and regulations), Cuba, Iran, North Korea, Sudan and Syria;
Sellers has the meaning given at the beginning of this Agreement;
Sellers' Images means the images owned or used by any member of Sellers' Groups, but excluding any corporate images, or rights therein, transferred, or contemplated to be transferred, under the Carve Out Agreements;
Sellers' Indemnification Claims has the meaning given in clause 20.2;

Sellers' Groups means Linde Group and Praxair Group and Seller's Group means any of them;
Sellers' Knowledge means the actual knowledge, as at the date of this Agreement,

(i)
with respect to the Linde DivestCo Business, of Christian Graf zu Ortenburg, Matthias von Plotho, Andrew Brackfield and Björn Schneider after having made due inquiry with the members of the executive or management board of (x) the relevant Target Companies directly held by the Local Sellers and (y) Linde LLC,

(ii)
with respect to the Praxair DivestCo Business, of the directors (or members of corporate bodies similar to a board of directors, if any) of the Praxair Sellers after having made due inquiry with the members of the executive or management board of Praxair DivestCo, and no other knowledge of members of Sellers' Groups or Sellers' Representatives (whether actual or constructive) shall be imputed to Sellers for the purposes of the statement concerned;
Sellers' Representatives has the meaning given in clause 10.3;
Sellers' Trademarks means any trademarks, service marks, business names, company names, trade names, logos, get-up, URLs or domain names ("Names") owned or registered by PLC and/or any member of Sellers' Groups including such Names which comprise or include (in whole or in part) any of (or any combination of) the designation(s) "Linde", "BOC", "Aga", "Afrox", "AirCo", "Praxair" or any other designation of any member of Sellers’ Groups, any similar reference to any Names incorporating, relating to, or combining the designation(s) "Linde", "BOC", "Aga", "Afrox", "AirCo", "Praxair" or any other designation of any member of Sellers’ Groups, any abbreviations thereof and any word or logo which in the reasonable opinion of the relevant Seller is similar thereto, but excluding any Names transferred, or contemplated to be transferred, under the Carve Out Agreements;
Shared Location has the meaning given in clause 22.4(a)(ii);
Sister Company has the meaning given in clause 15.5(c)(ii);
Small Similar Business has the meaning given in clause 8.2(c)(i);
SNS has the meaning given in clause 9.5(a);
SPA Clearance Condition has the meaning given in clause 8.1(c);
Straddle Period has the meaning given in clause 12.8;

Subsidiary means any person directly or indirectly Controlled by another person;
Surviving Provisions means clauses 1 (Definitions and Interpretation), 21 (Announcements, Confidentiality), 23 (Notices, Agent for Service of Process), 25 (Miscellaneous), 26 (Invalidity) and 27 (Governing Law, Jurisdiction);
Target Companies has the meaning given in Schedule 1;
Target Helium Inventory has the meaning given in clause 4.1;
Target Working Capital has the meaning given in clause 4.1;
Tax means any form of taxation, levy, duty, charge, tariff, impost, fee, deduction, or withholding (including in all cases advance payments of the same) imposed by any Governmental Entity (the "Tax Authority") in any jurisdiction by reference to income, gains, profits, (input and output) value added, exchange, loans, excise, customs, stamp, transfer, property, capital, use, real estate, sales, payroll, employment, ad valorem, franchise, license, freight, conveyance (including transfer conveyance of real property), documentary, capital gains, gross income and gross receipts (including ICMS, PIS and COFINS under Brazilian laws), in each case together with any related fine, penalty, surcharge interest, or other kind of addition thereon imposed by any Tax Authority, and in each case irrespective of whether owed as a primary liability or as a secondary liability, but, in each case, excluding the re-ductions of loss carry-forwards, interest carry-forwards and/or deferred Taxes and deferred Tax assets defined as such under the accounting principles and methodology set out in Schedule 4;
Tax Authority has the meaning given in the definition of Tax under clause 1.1;
Tax Claim means a claim by Purchaser for a payment to be made by Sellers to Purchaser pursuant to clause 6.5 or clause 12;
Tax Claim Notice has the meaning given in clause 12.2(b);
Tax De Minimis Amount has the meaning given in Schedule 8;
Tax Group means those companies treated for the purposes of determining the amount of or liability for or relief from any Tax as being members of the same group of companies or fiscal unity;
Tax Liability means:

(a)
a liability to make an actual payment or increased payment of, or in respect of, or on account of, Tax (including (i) making a payment in settlement of a Tax liability and (ii) payments pursuant to any contractual Tax indemnification obligations (with regard to agreements concluded with a party other than a member of Sellers' Groups or Purchaser German TopCo Group, however, limited to payments under Tax allocation agreements or agreements on business sales, asset sales outside the ordinary course of business, share sales and reorganizations)) ("Actual Tax Liability"), in which case the amount of the Tax Liability shall be the amount of the actual payment or increased payment;

(b)
the loss otherwise than by utilisation or set off of an Accounts Relief, in which case the amount of the Tax liability shall be the amount of Tax that would have been saved but for such loss (assuming that each Target Company had used the Relief in full and that, to the extent that there is an Actual Tax Liability as a result of the loss, the Tax would have been charged at the Tax rates applying to that period and, where there is no Actual Tax Liability, the Tax that would have been saved would have been charged at the Tax rates current at Closing) or, where the Relief is a right to repayment of Tax, the amount of the repayment;

(c)
the use or setting off of any Purchaser's Relief in circumstances where, but for such use or setting off, a Target Company would have had an Actual Tax Liability in respect of which the Sellers would have been liable under clause 12 or clause 6.5(g)(ii), in which case the amount of the Tax Liability shall be the amount for which the Sellers would have been liable under clause 12 or clause 6.5(g)(ii) but for such set-off or utilisation;

and the loss of an Accounts Relief, or the use or setting-off of any Purchaser’s Relief, in each case as described in limb (b) or (c) above shall be referred hereafter as a "Deemed Tax Liability";
Tax Refund means any repayment, reimbursement, recovery, credit or set off of any Tax or in respect of any Tax (including, claims for Tax rebates), and any supplement or interest thereon;
Tax Return means any return, declaration, report, claim for refund, notice, form or any other written information relating to any Tax, including any schedule or attachment thereto;
Tax Saving has the meaning given in clause 12.2(a)(ii);
Third Party Assurances means all guarantees, bonds, sureties, indemnities, counter-indemnities, letters of comfort, letters of credit or any similar assurance given (i) to a third party by a Target Company or JVCo in respect of any obligation of a member of Sellers' Groups; or (ii) to a third party by a member of Sellers' Groups in respect of any obligation of a Target Company or JVCo but excluding the payment guarantee issued by Linde to Swiss Re Corporate Solutions Brasil Seguros S/A dated 28 December 2017 in respect of a surety bond issued by Swiss Re Corporate Solutions Brasil Seguros S/A in the context of tax litigation in Brazil or any instrument replacing such guarantee;
Third Party Claim has the meaning given in Schedule 8;
Third Party Right means any right to acquire or otherwise request a transfer of title, use, limit the Target Companies’ right of use, option, mortgage, charge, pledge, lien or encumbrance and any agreement or obligation to create any of the foregoing, in each case, other than Permitted Encumbrances;
Third Party Sum has the meaning given in Schedule 8;
Trade Payables means amounts payable in respect of trade creditors by a Target Company or JVCo all as identified in the line items named as Working Capital or NWC in Schedule 2;
Trade Receivables means amounts receivable in respect of trade debtors of a Target Company or JVCo all as identified in the line items named as Working Capital or NWC in Schedule 2;
Transaction has the meaning given in Recital (B);
Transaction Documents means this Agreement, the Local Transfer Agreements, the Disclosure Letter, the Transitional Services Agreements, the IP Agreements, the Product Supply Agreements and any other documents required under this Agreement whether executed, in Agreed Form or yet to be finalised, but excluding agreements with respect to the Carve Out;
Transitional Services Agreements means the executed or Agreed Form (as the case may be) transitional services agreements in respect of the provision of certain transitional services (i) by members of Sellers' Groups for the benefit of the Target Companies in relation to the Business and/or (ii) by the Target Companies for the benefit of members of Sellers' Groups in relation to the business of members of Sellers' Groups;
Unconditional Date has the meaning given in clause 8.4;
US-GAAP means generally accepted accounting principles and practices in the United States of America;

VAT means value added Tax and any similar sales or turnover Tax;
W-8BEN-E Certificate has the meaning given in clause 6.5(c)(ii);
Warranties has the meaning given in clause 10.1(a);
Warranty Claim means any claim of Purchaser for breach of a Warranty;
Welding Fumes Case has the meaning given in Schedule 14;
Withholding Tax Jurisdiction Advisor has the meaning given in clause 6.5(d);
Withholding Tax Opinion has the maning given in clause 6.5(d);
Working Capital or NWC means, in relation to each Target Company, the aggregate of the line items so named in Schedule 2 and in any case including all receivables, assets, liabilities, provisions or reserves for Taxes (including, but not limited to, (i) any Taxes resulting from or by reference to income, profits or gains, (ii) any Taxes for which a Target Company is liable if such Tax is not attributable to such or any other Target Company and (iii) any Carve Out Taxes), but excluding Cash and Financial Debt; and
Working Hours means (i) 9.30 a.m. to 5.30 p.m. London time on a Business Day in the UK when the term refers to delivery or receipt of any notices and (ii) 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day in any other case such term is used herein.

2.	Interpretation
In this Agreement, unless the context otherwise requires:

(a)
references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)
references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to "USD" are references to the lawful currency of the United States of America;

(e)	references to a time of day shall be construed as references to London time unless set out otherwise explicitly herein;

(f)	references to a document shall be construed as references to that document as amended, varied or novated from time to time;

(g)
references to the words "herein", "hereof", "hereto" and "hereunder" and words of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h)
references to any statute or statutory provision shall, unless stated otherwise herein, be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

(i)
any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.	Schedules
The Schedules form an integral part of this Agreement and shall be construed and shall have the same force and effect as if expressly set out in the body of this Agreement.

2.	Carve Out

1.	Sellers' Carve Out Covenant
To the extent not implemented prior to the date hereof, Sellers shall procure the implementation of the steps described in Part 2 of Schedule 13 to establish the perimeter of the Target Companies and JVCos ("Carve Out Steps" and the transactions contemplated by the Carve Out Steps and the Carve Out Agreements together the "Carve Out") with an aim of implementing the Carve Out Steps prior to the Financial Closing Date. The legal transfer of the ownership interests in Cliffside Helium, LLC and Cliffside Refiners, L.P. as foreseen under step 9 in Part 2 of Schedule 13 shall only occur if the Consent and Waiver Declarations have previously been obtained.
The Carve Out Steps shall be implemented substantially in accordance with the Carve Out Agreements. If, on the Closing Date, certain of the Carve Out Steps have not yet been implemented Sellers shall remain obliged to procure the implementation of the Carve Out Steps. Purchaser shall, and shall procure that Purchaser Group and Sister Company and its respective Subsidiaries shall after Closing, provide such assistance as Sellers may reasonably request in order to comply with their obligations pursuant to the preceding sentence and shall after Closing procure compliance of the

Target Companies with their obligations under the Transaction Documents and the Carve Out Agreements.
The Sellers shall procure that any amendments to the Carve Out Agreements, or waivers of any rights under the Carve Out Agreements shall only be made upon prior written consent of the Purchaser.
For the avoidance of doubt, any payments to be made by the Target Companies pursuant to the Carve Out Steps or the Carve Out Agreements, but still outstanding at Closing, and any payments to be received by the Target Companies pursuant to the Carve Out Steps or the Carve Out Agreements, but still outstanding at Closing, in particular the 'Exchanged Assets Closing Payment Amount' as defined in the Master Carve Out and Asset Exchange Agreement, will be reflected in the Closing Statements.

2.	Acknowledgment Linde Multiemployer Plan
Purchaser hereby acknowledges and accepts, subject to the occurrence of and with effect from the Closing Date, the obligations of Linde LLC under section 7.1 of the U.S. Employee Carve-out Matters Agreement entered into in connection with the Carve Out, between Linde North America, Inc. and Linde Gas North America, LLC (the "EMA"), and shall cause Linde LLC to fully and timely perform such obligations under section 7.1 of the EMA.

3.	Sale and Purchase

1.	Linde Sales Procurement
Linde will procure, subject to the terms and conditions of this Agreement and as of Closing or, if applicable, Deferred Closing, the sale and transfer from the relevant Linde Sellers to Purchaser or the relevant Local Purchaser (as set out below) in the proportions (if any) as set out in Schedule 1 of all the issued shares in the capital of the Linde DivestCos held by the Linde Sellers (together the "Linde DivestCo Shares"), it being understood that (i) the Linde DivestCo Shares in Linde Canada Limited shall be purchased and acquired by the Canadian Local Purchaser, (ii) the Linde DivestCo Shares in Linde North America, Inc. shall be purchased and acquired by the American Local Purchaser and (iii) the remaining Linde DivestCo Shares shall be purchased and acquired by the Purchaser or the relevant Local Purchaser (yet to be determined by the Purchaser pursuant to clause 3.3).

2.	Praxair Sales Procurement
Praxair will procure, subject to the terms and conditions of this Agreement and as of Closing, the sale and transfer from the relevant Praxair Sellers to Purchaser or the relevant Local Purchaser in the proportions (if any) as set out in Schedule 1 of all the issued shares in the capital of the Praxair DivestCo held by the Praxair Sellers (the "Praxair DivestCo Shares" and together with the Linde DivestCo Shares the "DivestCo Shares").

3.	Purchaser's Purchase Undertaking
Purchaser, the Canadian Local Purchaser, and the American Local Purchaser undertake, subject to the terms and conditions of this Agreement and as of Closing, or, if applicable, Deferred Closing, to purchase and acquire the respective DivestCo Shares. Purchaser may designate additional Local Purchasers until ten (10) Business Days prior to Closing, provided that (i) they are 100% held subsidiaries of Purchaser, (ii) Purchaser remains jointly and severally liable with each of them pursuant to clause 18.1(b), (iii) Purchaser shall always be authorized to make and receive payment on behalf of each of them, provided that Local Purchasers may also make payments to Sellers and Local Sellers on their own behalf, (iv) Purchaser bears any WHT caused in connection with such appointment in accordance with clause 6.5(h), and (v) clause 25.2 second paragraph (ii) shall apply.

4.	Scope of Sale and Transfer
The DivestCo Shares shall be sold and transferred free from any Third Party Rights and together with all rights attaching to them at Closing, or if applicable, Deferred Closing, including the right to receive all distributions and dividends declared, paid or made in respect of the relevant DivestCo Shares after Closing.

5.	Cliffside
The Sellers undertake to use their respective reasonable efforts that as soon as reasonably practical the outside third party partners of Cliffside Helium, LLC and Cliffside Refiners, L.P., have, in each case in compliance with the respective applicable constitutional documents, shareholders', joint venture, or other applicable agreements and if and to the extent required under such documents and agreements, waived any and all rights to object to any sale and transfer in relation to the implementation of the Carve Out or the Transaction (if any) ("Consent and Waiver Declarations"). The Sellers shall deliver to the Purchaser as soon as reasonably practical copies of Consent and Waiver Declarations obtained and shall keep the Purchaser reasonably informed of the process and status of obtaining respective Consent and Waiver Declarations.
If, as of Closing, not all relevant third parties have given their Consent and Waiver Declarations, the Parties agree to the following:

(a)	None of the missing Consent and Waiver Declarations shall prevent the Closing;

(b)	The obligation of the Sellers to use reasonable efforts that the respective Consent and Waiver Declarations are obtained shall continue to apply;

(c)
Until the relevant Consent and Waiver Declarations are obtained, and to the extent permitted by applicable law and fiduciary duties, Sellers shall exercise, or procure that the relevant entities of the Linde Group exercise, those voting rights in Cliffside Helium, LLC and/or Cliffside Refiners, L.P. currently held by entities of the Linde Group, and to take any further action or omit any action with regard to these participations, as directed by Purchaser in writing and Sellers shall keep Purchaser without undue delay informed on any relevant development in respect to such participations as well as the agenda of any meeting to allow Purchaser to give any such voting or other directions and all benefits (including, for the avoidance of doubt, dividend payments) and losses and liabilities shall be for the account of Purchaser and the Purchaser and Linde shall put each other into the respective position, unless and to the extent a loss or liability has been triggered by an entity of the Linde Group or a Sellers' Representative (excluding any Sellers' Representative pertaining to the Praxair Group) (i) not complying with the Purchaser's instructions compliant with laws (including fiduciary duties) or (ii) acting without any instructions not required by laws (including fiduciary duties). If the Consent and Waiver Declarations have still not been obtained in case the Business (or the relevant parts of it) is sold on to a third party acquirer, the Purchaser may assign all but not less than all rights according to this clause 3.5 to the acquirer and Sellers hereby consent to such assignment;

Nothing in this Agreement shall be deemed to constitute any obligation to sell or transfer Cliffside Helium, LLC and Cliffside Refiners, L.P. before the Consent and Waiver Declarations are obtained.

4.	Purchase Price, Payments

1.	Final Purchase Price
The consideration for the purchase of the DivestCo Shares (including those that may be subject to a Deferred Closing) ("Final Purchase Price") shall be the amount in USD which results from taking 3,325,000,000 USD (three billion three hundred twenty-five million US dollars) ("Enterprise Purchase Price") and:

(a)	subtracting (i) the aggregate of the Financial Debt as at the Financial Closing Date and (ii) a fixed amount of 254,100,000 USD; and

(b)	adding the aggregate of the Cash as at the Financial Closing Date; and

(c)	subtracting the amount, if any, by which the aggregate of the Working Capital as at the Financial Closing Date falls short of the Target Working Capital; or

(d)	adding the amount, if any, by which the aggregate of the Working Capital as at the Financial Closing Date exceeds the Target Working Capital; and

(e)
subtracting the amount, if any, equal to the volume in mSCF by which the aggregate of the Helium Inventory as at the Financial Closing Date falls short of the Target Helium Inventory multiplied by a value of USD 55.00 per mSCF; or

(f)
adding the amount, if any, equal to the volume in mSCF by which the aggregate of the Helium Inventory as at the Financial Closing Date exceeds the Target Helium Inventory multiplied by a value of USD 55.00 per mSCF; and

(g)	adding the Perimeter Change Equity Value (if any) and deducting the compensation in favour of the Purchaser (if any) to be established according to clauses 8.2(a) through 8.2(c).
The target of the working capital is equal to 248,000,000 USD ("Target Working Capital").
The target helium inventory is equal to 771,700 mSCF ("Target Helium Inventory").
The Final Purchase Price shall be calculated after Closing by adjusting the Initial Purchase Price in accordance with clause 6.

2.	Initial Purchase Price
At Closing, Purchaser shall pay to Sellers the amount in USD ("Initial Purchase Price") which is equal to the Enterprise Purchase Price adjusted as set out in clause 4.1 by using the estimated amounts set out in the Estimated Closing Statement prepared in accordance with clause 6, provided that

(a)
in case there is any Deferred Closing required, Purchaser may at its written request defer the payment of an amount equalling such portion of the Enterprise Purchase Price (i.e. before any of the steps set forth in clause 4.1(a) through (g)) as allocated to the Colombian Entities pursuant to Schedule 3 until the Colombian Transfer Date, as the case may be (in case of such request the deferred portion of the purchase price shall not bear any interest);

(b)	in case there is a Cash Excess Amount or there is/are Perimeter Change Excess Amounts, Purchaser may defer the payments as set forth in clause 15.5,

(c)	out of the Initial Purchase Price an amount equal to the Initial Linde LLC Receivable Amount (if any) shall be deferred and settled pursuant to clause 5.8; and

(d)	out of the Initial Purchase Price an amount equal to the Canada Cash Amount shall be deferred and settled pursuant to clause 5.9.
The Initial Purchase Price shall be apportioned pursuant to clause 4.4.

3.	Adjustment Payments to the Initial Purchase Price
The Initial Purchase Price shall be adjusted following Closing pursuant to clause 6 and on the following basis:

(a)	If a payment is specifically referable to any particular DivestCo Shares (or to any DivestCo), it shall so far as possible adjust the price paid for the relevant DivestCo Shares; or

(b)
otherwise, it shall adjust the price for the DivestCo Shares on a basis pro rata to the allocation thereof in the calculation of the Initial Purchase Price unless Sellers and Purchaser agree otherwise both acting reasonably.

The adjustment of the Initial Purchase Price pursuant to clause 6 shall be made for all DivestCos irrespective of whether there is any Deferred Closing.

4.	Allocation of Purchase Price and Negative Components
The Enterprise Purchase Price and the Target Working Capital shall be apportioned to the (i) Linde DivestCos Shares and rights and covenants regarding the Linde DivestCo Business under the IP Agreements with Linde as licensor and (ii) the Praxair DivestCos Shares, all as set out in Schedule 3.
The adjustments and the underlying items of Financial Debt, Cash and Working Capital of each DivestCo pursuant to clauses 4.1 through 4.3 and 6 shall be allocated to the individual DivestCos as they apply, unless agreed otherwise between the Parties.
If any payment made in satisfaction of a liability under this Agreement, in particular Adjustment Payments, would reduce the price of particular DivestCo Shares to less than one (1) USD, then such payment or adjustment shall be made on the following basis:

(a)	the price of those particular DivestCo Shares shall be reduced to one (1) USD; and

(b)	the balance shall adjust the price for the other DivestCo Shares on a pro rata basis unless Sellers and Purchaser agree otherwise both acting reasonably.
The Final Purchase Price shall be apportioned to the DivestCo Shares in good faith pursuant to Schedule 4 in parallel to agreeing on the Closing Statement.

For the purposes of calculating any positions under Clause 4 which are expressed in a currency other than USD such positions shall be converted into USD at the Exchange Rate as at the Financial Closing Date.

5.	Local Sellers / Local Purchasers
To the extent that any payment is made by the Purchaser under this Agreement in respect of an Initial Purchase Price or Final Purchase Price or by way of adjustment to the price of a particular DivestCo or any other payment under this Agreement to the Sellers such payment is made by the Purchaser as agent for or on behalf of the relevant Local Purchaser, or other entity acquiring the relevant DivestCo (unless the Purchaser is itself the acquirer of the DivestCo, in which case it is made by the Purchaser as principal). To the extent that any payment is made by the Sellers under this Agreement by way of or adjustment to the price of a particular DivestCo or any other payment under this Agreement to the Purchaser (e.g. for any claims) such payment is received by the Purchaser as agent for the Local Purchaser or other entity acquiring the relevant DivestCo under this Agreement (unless the Purchaser is itself the acquirer of the DivestCo, in which case it is received by the Purchaser as principal).

5.	Settlement of Inter-Company Relations

1.	Efforts to Reduce Inter-Company Payables and Inter-Company Receivables
Subject to clause 5.8, prior to Closing and subject to the Permitted Actions, Sellers shall use reasonable efforts to reduce the Inter-Company Payables and Inter-Company Receivables by concentrating and setting off the Inter-Company Payables and Inter-Company Receivables between members of Sellers' Groups and the Target Companies, in each case as permitted by applicable law. Sellers' Groups may also choose to repay or otherwise settle any Inter-Company Receivables.

2.	Termination of Cash Pooling Agreements
Sellers shall procure for Linde Group and Praxair Group that no later than five (5) Business Days prior to the Closing Date, all cash pooling or inter-company netting arrangements between the Target Companies on the one hand and members of Sellers' Groups on the other hand are terminated with immediate effect (i) netting and converting any currency other than USD into USD by using the Exchange Rate as published on the Business Day preceding the termination of the cash pooling or inter-company netting arrangements and (ii) converting the principal amount of both the remaining Inter-Company Payables and Inter-Company Receivables into respective term loan(s) maturing on the Closing Date and carrying interest at a rate prevailing at the relevant Seller's Group for such term loans. Sellers shall confirm for Linde Group and Praxair Group in writing the fulfilment of this obligation to Purchaser without undue delay following such termination, in any case, however, at the latest five (5) Business Days prior to the Closing Date. The balances arising from such termination shall be handled in accordance with clauses 5.4 through 5.7.

3.	Termination of Foreign Exchange and Commodity Hedges
All foreign exchange and commodity hedges regarding the Business and concluded by Sellers' Groups with the Target Companies (but excluding forward contracts and hedging arrangements of the Target Companies with third parties) shall be terminated at market value no later than five (5) Business Days prior to the Closing Date. Such termination shall be affected by first off-setting the prospective consideration to the extent possible and settling the remaining balance via the respective cash pool prior to its freezing pursuant to clause 5.2.

4.	Final Inter-Company Payment Amount
Subject to clause 5.8, Sellers shall pay to Purchaser on behalf of the relevant members of Sellers' Groups an amount equal to the Inter-Company Receivables and Purchaser shall pay to Sellers on behalf of the Target Companies an amount equal to the Inter-Company Payables, all as at the Financial Closing Date and as shown in the Closing Statement pursuant to clause 6.
Settlement of the aforementioned payments shall occur by way of a net payment equal to the Inter-Company Payables (including interest accrued) as at the Financial Closing Date minus the Inter-Company Receivables (including interest accrued) as at the Financial Closing Date ("Final Inter-Company Payment Amount"). If the Final Inter-Company Payment Amount is positive, it shall be added to the Final Purchase Price and, if it is negative, it shall be deducted from the Final Purchase Price.

5.	Initial Inter-Company Payment Amount
Subject to clause 5.8, at Closing, the Inter-Company Payables and the Inter-Company Receivables shall be settled in an amount equal to an estimate of the Final Inter-Company Payment Amount established on the basis of the Estimated Closing Statement pursuant to clause 6 ("Initial Inter-Company Payment Amount"). Such settlement shall occur in the same way as set out in clause 5.4, by adding to or deducting from the Initial Purchase Price and making a corresponding payment by Purchaser to Sellers at Closing.

6.	Adjustment Payments to the Initial Inter-Company Payment Amount
The Initial Inter-Company Payment Amount shall be adjusted following Closing pursuant to clause 6.

7.	Acknowledgement and Novation

(a)	Sellers and Purchaser agree that the settlement of the Inter-Company Payables and Inter-Company Receivables in accordance with the provisions of clauses 5.4 through 5.6 shall:

(i)
constitute a settlement and discharge on behalf of the members of Sellers' Groups of the Inter-Company Receivables with effect from Closing, which will be acknowledged by the Target Companies at Closing; and

(ii)
constitute a settlement and discharge of the Inter-Company Payables on behalf of the Target Companies with effect from Closing, which will be acknowledged by the relevant members of Sellers' Groups at Closing.

(b)	With effect from Closing, as a consequence of the settlement on behalf of the respective debtor, by way of novation:

(i)
the respective Target Companies that held the Inter-Company Receivables shall hold against Purchaser a receivable on substantially the same economic terms and conditions as were applicable to the settled Inter-Company Receivable; and

(ii)
the respective Target Companies that owed the Inter-Company Payables shall owe to Purchaser a payable on substantially the same economic terms and conditions as were applicable to the settled Inter-Company Payable.

(c)
The Parties acknowledge that as of Closing, in the relationship between the Sellers' Groups on the one hand, and the Purchaser Group on the other hand, other than for agreements referred to in clause 15.6 there shall not be any further Inter-Company Receivables or Inter-Company Payable other than those that have been considered for the purpose of this clause 5 and shall procure that no member of the Sellers’ and Purchaser’s Groups, respectively, asserts against any member of the other Party’s group, any such Inter-Company Receivables or Inter-Company Payable.

8.	Linde LLC Receivable
The Parties agree that a receivable of Linde LLC vis-à-vis Linde Gas North America LLC (if any) that may be created as part of step 9 of the Carve Out which will be implemented prior to Closing as described in Schedule 13 following concentration and setting-off (the "Linde LLC Receivable"), shall not be subject to the provisions in clauses 5.1 through 5.7, but shall be treated as follows:

(a)
For the avoidance of doubt, the Linde LLC Receivable including any interest accrued shall constitute Cash and shall be included in the Closing Statement but be deferred and not paid with the Initial Purchase Price pursuant to clause 4.2(c) .

(b)
No later than ten (10) Business Days prior to Closing, the Sellers, acting reasonably, shall determine, and notify in writing Purchaser of, an estimate of the outstanding amount of the Linde LLC Receivable including any accrued interest (the "Initial Linde LLC Receivable Amount").

(c)	The payment of the Initial Linde LLC Receivable Amount shall be deferred and not paid with the Initial Purchase Price pursuant to clause 4.2(c), and:

(i)
the Sellers shall procure that as soon as practically possible, at the latest, however, three (3) Business Days after the Closing Date, Linde Gas North America LLC makes a first settlement payment on the Linde LLC Receivable by way of payment of the Initial Linde LLC Receivable Amount to Linde LLC;

(ii)
the Purchaser shall procure that as soon as practically possible, at the latest, however, within three (3) Business Days following the first settlement payment on the Linde LLC Receivable pursuant to clause 5.8(c)(i), Linde LLC makes available an amount equal to the Initial Linde LLC Receivable Amount to the Purchaser by way of a term loan carrying interest at a rate prevailing at the Purchaser's Group for such term loans terms and conditions (the "Linde LLC Term Loan"); and

(iii)
the Purchaser shall as soon as practically possible and in any event on the same Business Day on which the making available of the Linde LLC Term Loan to the Purchaser pursuant to clause 5.8(c)(ii) has occurred, pay the deferred portion of the Initial Purchase Price (without any interest) that is equal to the Initial Linde LLC Receivable Amount to the Sellers.

(iv)
The Parties shall procure that, for the purposes of the payments under this clause 5.8(c), Sellers, Purchaser, Linde LLC and Linde Gas North America LLC shall use bank accounts held by the same bank institute.

(d)
As soon as reasonably possible following the payment to the Sellers pursuant to clause 5.8(c)(iii), at the latest, however, until twenty (20) Business Days after the Closing, Sellers shall determine, and notify in writing Purchaser of the actual amount of the Linde LLC Receivable. Thereupon, the following settlement of the Linde LLC Receivable shall occur:

If the actual amount of the Linde LLC Receivable exceeds the Initial Linde LLC Receivable Amount, Sellers shall pay on behalf of Linde Gas North America LLC to Linde LLC the corresponding excess amount. If the actual amount of the Linde LLC Receivable falls short of the Initial Linde LLC Receivable Amount Purchaser shall pay on behalf of Linde LLC to Linde Gas North America LLC the corresponding shortfall amount. Such deferred portion of the Initial Purchase Price shall not bear any interest.

9.	Canada Cash Amount
The Parties agree that an amount equal to the Cash position held by Linde Canada Ltd. as of the Financial Closing Date ("Canada Cash Amount") shall be treated as follows:

(a)	For the avoidance of doubt, the Canada Cash Amount shall constitute Cash and shall be included in the Closing Statement.

(b)
The Canada Cash Amount shall not be paid with the Initial Purchase Price pursuant to clause 4.2 and payment shall be deferred until the earliest point in time at which Purchaser has been able to extract the Canada Cash Amount by way of a loan, at the latest, however, until five (5) Business Days after the Closing (the "Canada Cash Extraction"). Such deferred portion of the Initial Purchase Price shall not bear any interest.

(c)
Purchaser shall procure that Linde Canada Ltd. will be merged into Local Canadian Purchaser by way of amalgamation as soon as reasonably practical after the Closing (expected to occur with effect as of the end of the fiscal year of Linde Canada Ltd.).

6.	Closing Statement, Estimated Closing Statement and

7.	Adjustment Payments

1.	Closing Statement
Sellers shall, or shall procure that its accountants shall, after Closing prepare a draft statement showing, as at the Financial Closing Date, the Financial Debt, Cash, Working Capital, Inter-Company Payables and Inter-Company Receivables of the Target Companies as a whole by adding the respective figures for the Linde DivestCo Business and for the Praxair DivestCo Business ("Closing Statement"). The Closing Statement shall set out the calculation of the Final Purchase Price and the Final Inter-Company Payment Amount and be in the form set out in Schedule 5.
Sellers shall deliver the draft Closing Statement to Purchaser within sixty (60) Business Days following Closing. The Closing Statement shall be prepared in accordance with the accounting principles and methodology set out in Schedule 4.

2.	Estimated Closing Statement
At least ten (10) Business Days prior to Closing, Sellers will deliver to Purchaser a summary prepared in good faith estimating the amounts of Financial Debt, Cash and Working Capital as at the Financial Closing Date, as well as the Initial Inter-Company Payment Amount as at the Financial Closing Date pursuant to clause 5.4 and 5.5 ("Estimated Closing Statement"). The Estimated Closing Statement shall be prepared on the same basis as the Closing Statement. From the date of this Agreement the Sellers shall, to the extent reasonably practical, keep the Purchaser, at its reasonable request from time to time, informed (together with such supporting documentation as the Purchaser may reasonably request) about the development of the items of the Estimated Closing Statement. In the case of a Deferred Closing, the Estimated Closing Statement shall separately reference such part of the Enterprise Purchase Price that is be allocated to the Colombian Entities.

3.	Adjustment Payments
When the Closing Statement has been finalised in accordance with Schedules 4 and 5, Purchaser shall pay to Sellers any amount by which the sum of the Final Purchase Price and the Final Inter-Company Payment Amount exceed the sum of the payments made on the Initial Purchase Price and on the Initial Inter-Company Payment Amount and any additional amounts paid in accordance with clauses 5.8(c)(iii), 5.8(d), 5.9(b) and 9.5(d) or Sellers shall pay to Purchaser any amount by which the sum of such final amounts falls short of the sum of such amounts paid, as the case may be (each an "Adjustment Payment", together the "Adjustment Payments"). The Adjustments shall be made on the basis of all DivestCos, including those that may be subject to a Deferred Closing.
The relevant due date for any Adjustment Payments shall be ten (10) Business Days following the date upon which the Closing Statement is finalised in accordance with Schedule 4.

4.	VAT
The Final Purchase Price and the Final Inter-Company Payment Amount are net amounts that do not yet include the amount of any VAT. The Parties assume that the sale and transfer of the DivestCo Shares, the settlement measures regarding Inter-Company Payables and Inter-Company Receivables as well as any supplies of services under the IP Agreements are either not subject to VAT or exempt from VAT, and no Party shall with respect to any of such transactions waive any exemption from VAT. To the extent that VAT becomes chargeable on any of such transactions Purchaser shall pay to

Sellers in cash an amount equal to such VAT in addition to the Final Purchase Price and/or Final Inter-Company Payment Amount, as the case may be.

5.	Payments under this Agreement
The payments pursuant to clauses 4 through 6 shall be made in full and without any deduction or withholding of or in respect of any Tax save only as required by law:

(a)
If a deduction or withholding of or in respect of any Tax (for example, of or in respect of a stamp duty or transfer Tax to be borne by Purchaser pursuant to clause 25.1, including, for the avoidance of doubt, the Imposto Sobre Operações Financeiras (financial transaction tax) in Brazil) is required by law, Purchaser shall be obliged to gross-up the relevant amount so that Sellers receive an amount which (after making such deduction or withholding) leaves an amount equal to the full payment which would have been due if no such deduction or withholding had been required ("Gross-Up").

(b)
No Gross-Up, but a full deduction or withholding from the payment shall apply if and to the extent the deduction or withholding is on account of or otherwise relates to a Tax which is owed or payable, or would without such deduction or withholding be owed or payable, by a Seller or any member of Sellers’ Groups as taxpayer on or by reference to (i) a capital gain derived by any Seller or any member of Sellers’ Groups as a result of any payment pursuant to clauses 4 through 6 (such deduction or withholding a "Capital Gains WHT") or (ii) Income, Profit or Gains derived by Linde as a result of any payment pursuant to clauses 4 through 6 to the extent it relates to the portion of the Enterprise Purchase Price apportioned to the rights and covenants under the IP Agreement with Linde as licensor (such a deduction or withholding a "Royalty WHT", and collectively with a Capital Gains WHT a "Capital Gains Or Royalty WHT").

The Parties assume that Capital Gains WHT becomes due on payments pursuant to clauses 4 through 6 as follows:

(i)
current Brazilian Tax Law (Law No. 10,833 of December 29, 2003) requires Purchaser to withhold Taxes on any capital gain arising to the Sellers (or their relevant Affiliate) from the sale of the shares in the Brazilian Entities, on the basis that such Seller or Affiliate is not resident for Tax purposes in Brazil (the Imposto de Renda Retido na Fonte - IRRF). For information purposes only, the Parties understand that Brazilian Tax law requires Purchaser to withhold an amount equal to 15% (fifteen per cent), 17.5% (seventeen point five per cent), 20% (twenty per cent) or 22.5% (twenty-two point five per cent) dependent on the amount of the capital gain which is to be calculated as the positive difference between the portion of the Final Purchase Price allocated to the purchase of the respective Brazilian Entity and the cost basis of the respective shares; and

(ii)
current Chilean Tax Law (Ley sobre Impuesto a la Renta) requires Purchaser to withhold Taxes on any capital gain arising to the Sellers (or their relevant Affiliate) from the sale of the shares in Praxair Chile Limitada, on the basis that such Seller or Affiliate is not resident for Tax purposes in Chile (the Impuesto Adicional). For information purposes only, the Parties understand that Chilean Tax Law requires Purchaser to withhold an amount equal to 10% (ten per cent) of the portion of the Final Purchase Price allocated to the purchase of Praxair Chile Limitada (Articles 74 number 4 and 79 of the Chilean Income Tax Law).

For the avoidance of doubt, the Parties agree that the withholding Taxes set forth in clauses 6.5(b)(i) and 6.5(b)(ii) qualify as Capital Gains WHT.

(c)
The Parties assume that no other Capital Gains Or Royalty WHT becomes due on payments pursuant to clauses 4 through 6 except for the ones mentioned above under clauses 6.5(b)(i) and 6.5(b)(ii), provided that

(i)
the Purchaser shall have received a (i) duly executed certification, signed under the penalties of perjury, by Linde North America, Inc. and dated not more than thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and confirms that Linde North America, Inc. is not, nor has it been within five (5) years of the date of the certification, a "United States real property holding corporation" as defined in Section 897 of the Code and (ii) proof reasonably satisfactory to the Purchaser that Linde North America, Inc. has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2). Should, contrary to the above, Purchaser not have received such certification and proof (collectively, the "FIRPTA Certificate") at the latest concurrently with the delivery of the Estimated Closing Statement pursuant to clause 6.2, the Parties will assume that the Tax required to be withheld under section 1445 of the U.S. Internal Revenue Code constitutes a Capital Gains WHT required to be withheld at Closing; and

(ii)	the Purchaser shall have received a duly executed IRS Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting

(Entities)), with Part III completed claiming entitlement to a complete exemption from US withholding tax on royalty income from Linde (a "W-8BEN-E Certificate"). Should, contrary to the foregoing, Purchaser not have received a duly executed and completed W-8BEN-E Certificate from Linde, at the latest concurrently with the delivery of the Estimated Closing Statement pursuant to clause 6.2, the Parties will assume that the Tax required to be withheld under section 1441 of the U.S. Internal Revenue Code constitutes a Royalty WHT required to be withheld at Closing in respect of that portion of the Enterprise Purchase Price which is allocable to the rights and covenants under the IP Agreements as set out in Schedule 3.

(d)
If any Party concludes that the Purchaser is, contrary to the assumption of the Parties, obliged to deduct and withhold Capital Gains Or Royalty WHT from any payments pursuant to clauses 4 through 6 other than in the cases described above in clauses 6.5(b)(i) and 6.5(b)(ii) and 6.5(c), such Party shall notify in writing the other Parties of its conclusion no later than forty (40) Business Days prior to the Closing Date. If the Sellers and Purchasers disagree on the obligation to deduct and withhold Capital Gains WHT, they shall within five (5) Business Days following Purchaser's or Sellers' notification (as the case may be) jointly appoint a reputable law or tax consultancy firm which is qualified to practice Tax law in the relevant jurisdiction ("Withholding Tax Jurisdiction Advisor") and shall jointly instruct the Withholding Tax Jurisdiction Advisor to issue to the Parties a written opinion regarding Purchaser's obligation to withhold Capital Gains Or Royalty WHT and how such Capital Gains Or Royalty WHT shall be calculated (tax base, tax rate, etc.) to the Parties within fifteen (15) Business Days after having been so instructed. The Parties shall equally share the fees of the Withholding Tax Jurisdiction Advisor. Should the Parties be unable to agree on a Withholding Tax Jurisdiction Advisor within three (3) Business Days following Purchaser's or Sellers' written notification (as the case may be), a Withholding Tax Jurisdiction Advisor shall be appointed by the President of the Institute of Chartered Accountants in England and Wales. Should the Withholding Tax Jurisdiction Advisor, in its written opinion issued conclude, at least with a level of comfort that it is more likely than not, that a Purchaser, contrary to the assumption of the Parties, is obliged to deduct and withhold Capital Gains Or Royalty WHT from any payment pursuant to clauses 4 through 6 ("Withholding Tax Opinion"), the Parties agree as follows:

(i)
If Sellers have received a copy of the Withholding Tax Opinion not later than ten (10) Business Days prior to the due date of the relevant payment to be made to Sellers, Purchasers (i) shall be entitled to withhold and deduct from that payment an amount equal to the relevant Capital Gains Or Royalty WHT as estimated in accordance with clause 6.5(f) (meaning, for instance, that Purchaser is entitled to a withholding and deduction from the payment of the Initial Purchase Price pursuant to clause 4.2 if the Withholding Tax Opinion was received by Seller not later than ten (10) Business Days prior to the Closing Date) and (ii) shall pay an amount equal to the relevant Capital Gains Or Royalty WHT as estimated in accordance with clause 6.5(f) in a timely fashion to the applicable Governmental Entity in discharge of such Capital Gains or Royalty WHT obligation.

(ii)
If Sellers have received a copy of the Withholding Tax Opinion only at a later point in time than ten (10) Business Days before the due date of the relevant payment to be made to Sellers, then the Purchaser shall pay the Initial Purchase Price pursuant to clause 4.2 without any deduction or withholding of, or in respect of, the relevant Capital Gains Or Royalty WHT.

(e)
If later than forty (40) Business Days prior to the Closing Date, but not later than ten (10) Business Days prior to the due date of the relevant payment to be made to Sellers, a change in law occurs as a consequence of which Capital Gains Or Royalty WHT becomes due and payable pursuant to clauses 4 through 6 and any Party becomes aware of such change, such Party shall without undue delay inform the other Party thereof, and the Parties shall use reasonably best efforts to proceed as set forth in clause 6.5(d) taking into account the limited amount of time, provided that if a Withholding Tax Opinion will be issued, it shall be sufficient that such Withholding Tax Opinion will be received by Sellers not later than seven (7) Business prior to the due date of the relevant payment to be made to Sellers.

(f)
In respect of any Capital Gains Or Royalty WHT which becomes due according to the Parties' assumption as set out in clause 6.5(b)(i), clause 6.5(b)(ii), or - in case of the non-receipt of the FIRPTA Certificate - in clause 6.5(c) or - in case of the non-receipt of the W-8BEN-E Certificate - in clause 6.5(c)(ii) or pursuant to a timely received Withholding Tax Opinion within the meaning of clause 6.5(d)(i) or clause 6.5(e), the following shall apply:

(i)
Concurrently with delivery of the Estimated Closing Statement pursuant to clause 6.2, Sellers will deliver to Purchasers a summary prepared in good faith estimating the amounts of the respective Capital Gains Or Royalty WHT ("Estimated Capital Gains Or Royalty WHT").

(ii)
Purchasers shall be entitled to withhold and deduct an amount equal to the Estimated Capital Gains Or Royalty WHT from the Initial Purchase Price, and shall pay the amount deducted and withheld to the applicable Governmental Entity in discharge of the Estimated Capital Gains Or Royalty WHT in a timely manner, and shall deliver to the Sellers at Closing written evidence of such payment as follows:

1.	in respect of Capital Gains WHT in Brazil, a copy of the slip of payment known as the Documento de Arrecadação de Receitas Federais (DARF);

2.	in respect of Capital Gains WHT in Chile, a copy of Form No. 50 (WHT return) duly filed together with a copy of the relevant slip of payment;

3.
in respect of Capital Gains WHT arising under section 1445 of the U.S. Internal Revenue Code, a copy of IRS Form 8288 (which the American Local Purchaser shall file as soon as possible within the relevant statutory deadline after Closing); and

4.	in respect of Royalty WHT arising under section 1441 of the U.S. Internal Revenue Code, a copy of IRS Form 1042-S (Copy B) showing the amount withheld.
For the avoidance of doubt, Purchaser shall have no obligation to pay any additional amount to Sellers in the amount of the Estimated Capital Gains Or Royalty WHT if and to the extent it was duly paid to the applicable Governmental Entity in discharge of the Estimated Capital Gains Or Royalty WHT in a timely manner.

(g)	In respect of any Capital Gains Or Royalty WHT in general, the following shall apply:

(i)
The Purchaser shall cooperate in good faith with the Sellers and use, in accordance with Sellers' reasonable and lawful instructions, reasonable efforts to mitigate the Capital Gains Or Royalty WHT or to claim a refund or credit in respect of the Capital Gains WHT. The Purchaser shall promptly deliver to the respective Seller proof of payment of any Capital Gains Or Royalty WHT together with copies of all communications from or with such Tax Authority with respect thereto, and shall provide such other information and documents as the Sellers may reasonably request in connection with efforts of the Sellers to claim the Tax benefits associated with such payments.

(ii)
Sellers shall indemnify and hold harmless Purchasers from any liability of a Purchaser for a Capital Gains WHT (and any related interest and penalties), but not for a Royalty WHT, unless and to the extent that the Purchaser fails to fulfill its obligation to pay to the applicable Governmental Entity the Capital Gains WHT in discharge thereof which Purchaser was entitled to withhold and deduct pursuant to clause 6.5(f)(ii)1 through 6.5(f)(ii)3. If and to the extent that such liability (i) results from or is increased by Purchaser's non-compliance with any other of its obligations pursuant to clause 6.5, and (ii) could not have been avoided by the Sellers, the indemnification shall be limited to the amount of the Capital Gains WHT which the Seller can reasonably be expected to recover or otherwise utilize (e.g. as a refund or a credit against capital gains taxes assessed for the relevant transaction). Purchaser's indemnification claim becomes due and payable within ten (10) Business Days after Sellers have received (x) a copy of the Withholding Tax Opinion or (y) proof that Purchaser is held liable for such Capital Gains WHT (e.g. by providing the relevant Capital Gains WHT assessment), provided, however, that Seller shall not be obliged to make any payment earlier than five (5) Business Days before the respective liability of Purchaser becomes due and payable to the applicable Governmental Entity.

(h)	If and to the extent that:

(i)	the Purchaser or a Local Purchaser assigns, transfer or charges all or some of its rights under this Agreement to a member of the Purchaser German TopCo Group as provided for in clause 25.2; and

(ii)
as a result of such assignment, transfer or charge, the Purchaser or a Local Purchaser (including for the avoidance of doubt a designated additional Local Purchaser as provided for in clause 3.3) would be obliged to withhold or deduct an amount in respect of a Capital Gains Or Royalty WHT from any payment pursuant to clauses 4 through 6 of this Agreement (other than a Capital Gains WHT as provided for in clauses 6.5(b)(i) and 6.5(b)(ii)), which Purchaser or Local Purchaser would not have been obliged to withhold or deduct had such assignment, transfer or charge not occurred, then the Purchaser shall be obliged to gross-up the relevant amount so that Sellers receive an amount which (after making such deduction or withholding) leaves an amount equal to the amount they would have received if no such assignment, transfer or charge had occurred.
Any payments to be made under this Agreement shall be made in USD by irrevocable wire transfer of immediately available funds to a bank account in the United States, the United Kingdom or in a member state of the European Union specified in writing by the relevant Party or Parties to the other Party or Parties, provided that (i) such specification has been made at least ten (10) Business Days prior to the relevant due date and (ii) Sellers may jointly specify the relevant bank account and shall have the right to jointly specify that payments to be made by Purchaser shall be made to separate accounts for Linde and Praxair and to request Purchaser to make separate payments to these specified accounts according to an apportionment of the payment amount as specified by Sellers, it being understood that absent such joint specification Purchaser may withhold any relevant payments until a joint specification is made and without Sellers being released from their obligations to procure the Closing of the Transaction. Any such payment shall be deemed to have been duly made only upon the irrevocable and unconditional crediting of the amount payable (without deduction of any Costs) to the relevant bank account. Any payment made by a Party to the relevant bank account of the other Party or Parties shall have debt-discharging effect (in the amount credited to such bank account).
Any payments to be made by Sellers under this Agreement shall be deemed to be made on behalf of, and shall have a discharging effect for, the relevant member of, Sellers' Groups. Any payments made under this Agreement to Sellers shall be deemed to be made to, and shall have discharging effect in respect of, the relevant member of Sellers' Groups.
If a Party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from and including the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of 4.00% (four per cent) above the base rate from time to time of the Federal Reserve, which interest shall accrue from day to day and be compounded monthly.
Otherwise than expressly provided in this Agreement, no amount due and payable by one Party to any other Party pursuant to this Agreement shall be set-off against any other amount due and payable or alleged to be due and payable by that other Party to the first Party whether pursuant to this Agreement or otherwise.

8.	Replacement of Third Party Assurances

1.	Release of Sellers' Groups from Third Party Assurances
Purchaser shall use reasonable endeavours to ensure that at Closing, and shall procure in any event that within three (3) months of Closing, each member of Sellers' Groups is released in full from all Third Party Assurances listed in Schedule 9 given by any such member of Sellers' Groups in respect of obligations of any Target Company or JVCo and that replacements satisfactory to Sellers acting reasonably, are put in place. In addition, Purchaser shall, after Closing, use its reasonable endeavours to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance given by any such member of Sellers' Groups in respect of any obligations of any Target Company or JVCo, but it shall procure in any event that within three (3) months of the later of (i) Closing and (ii) the date of becoming aware of the respective Third Party Assurance, each member of Sellers' Groups is released in full from such Third Party Assurance. As an alternative to obtaining the release of a member of Sellers’ Groups from any Third Party Assurance, Purchaser may, in its sole discretion, elect to instead provide the relevant member of Sellers’ Groups with cash collateral or a back-to-back bank guarantee issued by an Acceptable Bank issued in favour of such relevant member of the Sellers’ Groups.
Pending release of any Third Party Assurance referred to in this clause 7.1, Purchaser shall indemnify and hold harmless Sellers and each member of Sellers' Groups from and against any and all claims, actions, proceedings, losses and Costs arising after Closing under or by reason of that Third Party Assurance.

2.	Release of Target Companies and JVCos from Third Party Assurances
Sellers shall use reasonable endeavours to ensure that at Closing each Target Company and JVCo is released in full from all Third Party Assurances listed in Schedule 10 given by any such Target Company or JVCo in respect of obligations of any member of Sellers' Groups and that replacements satisfactory to Purchaser acting reasonably, are put in place. In addition, Sellers shall use their reasonable endeavours to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance not listed in Schedule 10 given by any such Target Company or JVCo in respect of any obligations of any member of Sellers' Groups, each Target Company or JVCo is released in full from such Third Party Assurance.
Pending release of any Third Party Assurance referred to in this clause 7.2, Sellers shall indemnify and hold harmless the Purchaser and the Target Companies from and against any and all claims, actions, proceedings, losses and Costs arising after Closing under or by reason of that Third Party Assurance.

3.	Assistance for Releases
Each of Sellers and Purchaser shall provide such assistance as the other may reasonably request in order to comply with this clause 7.

9.	Closing Conditions

1.	Closing Conditions
Closing shall be conditional on the following conditions ("Closing Conditions") having been fulfilled or waived in accordance with this Agreement:

(a)	Completion of the transactions contemplated by the BCA having occurred;

(b)
Sellers having received confirmation from the FTC, the Administrative Council for Economic Defense for Brazil and the Canadian Competition Bureau in writing that such Governmental Entities (i) approve Purchaser as a suitable purchaser of the Business or do not object to the identity of Purchaser and (ii) approve the sale of the Target Companies pursuant to this Agreement as an adequate commitment in the BCA merger clearance process (together "BCA Clearance Condition"); and

(c)	The Transaction having received competition approvals for or the statutory waiting periods having expired in the European Union (European Commission), Albania, Brazil, Canada,

China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine ("SPA Clearance Condition").

2.	Commitments and Processes regarding Closing Conditions

(a)	Commitments and Process regarding BCA Clearance Condition
While Sellers shall have the primary responsibility for obtaining the BCA Clearance Condition, Purchaser, shall and shall procure that each member of Purchaser Group shall, at Purchaser's cost, use its best efforts to cooperate with Sellers to satisfy the BCA Clearance Condition to the extent it relates to the Business or Purchaser's acquisition thereof as soon as reasonably practicable and in any event no later than 24 October 2018 ("Long-Stop Date").
Such efforts shall include, if Sellers or Purchaser become aware, or it becomes reasonably apparent, that according to the FTC, the European Commission, the Administrative Council for Economic Defense for Brazil and the Canadian Competition Bureau, the BCA Clearance Condition can only be met subject to further conditions, obligations or undertakings to the extent they relate to the Business (but not to the extent they relate to the European perimeter) or Purchaser's acquisition thereof (the "BCA Commitments"), Purchaser shall promptly offer (and not withdraw) such BCA Commitments (and their respective implementation) to such competent Governmental Entity and to Sellers as Sellers consider reasonably necessary to satisfy, as soon as possible and by no means later than the Long-Stop Date, the BCA Clearance Condition, all, other than Perimeter Changes, against appropriate and fair compensation to be agreed in good faith and, in case of Perimeter Changes in accordance with clause 8.2(c).
If the Parties do not timely agree on the consideration, the independent experts shall decide (also for matters that do not constitute Perimeter Changes) in accordance with clause 8.2(c) and provided that this shall in no event delay Closing. Any undisputed amount shall be paid at Closing and any further amounts shall be paid once the experts have decided.
Subject to the following sentence, such BCA Commitments may include without limitation any condition, obligation, undertaking or modification or any divestment in any manner whatsoever relating to

(i)	any undertaking or business, activities or assets directly or indirectly Controlled by Purchaser,

(ii)	the Messer Group Western European business to be contributed to Purchaser, or

(iii)	any DivestCo or any DivestCo Subsidiaries, activities or assets,

or any acquisition of additional businesses or assets (or customer or supply contracts) to be divested by Sellers for a purchase price calculated in accordance with clause 8.2(c) (such acquisitions "Perimeter Changes"), such Perimeter Change always subject to any regulatory approvals required by law. Nothing in this Agreement shall require the Purchaser to offer any BCA Commitment or any other commitment (A) that is not, or could reasonably be expected not to be, in compliance with applicable laws or (B) that requires any member of the CVC Network to make any divestment of the assets owned or held by them directly or indirectly, other than any assets of the Target Companies or (C) in respect of acquiring or disposing of businesses or assets (as opposed to customer and supply contracts) outside of the United States, Canada, Brazil, Colombia and Chile.
Purchaser shall cooperate in good faith with Sellers in relation to the satisfaction of the BCA Clearance Condition to the extent it relates to the Business or Purchaser's acquisition thereof. Such cooperation shall include (subject to appropriate protection in respect of confidential information) the provision of information, the communication of documents and the submission of arguments in good time for the purpose of making any submissions, notifications, filings to or other communication with any competent Governmental Entity, to the extent that such information and documents are available to Purchaser acting reasonably. If requested by Sellers, Purchaser shall assist in any preparatory steps in advance of initiating any discussions with or responding to any requests from any competent Governmental Entity. Purchaser undertakes to use best efforts to maintain the agreed scope of the Business and shall not suggest to any competent Governmental Entity or any third parties to extend or amend such scope prior to Closing. Purchaser shall also keep Sellers fully informed of any material written or oral contact which Purchaser may have with any competent Governmental Entity in relation to the merger clearance process relating to the BCA or the process of obtaining the BCA Clearance Condition (whether instigated by Purchaser or any competent Governmental Entity). In this context, Purchaser shall, to the extent legally permitted and reasonably practicable, promptly notify Sellers sufficiently in advance of any submission, response or other communication which it proposes to make or submit to any competent Governmental Entity and, to the extent legally permitted and reasonably practicable, at the same time provide Sellers with copies of such communication and any supporting documentation or information. For the avoidance of doubt, Purchaser shall also comply with any requirement or request by any monitoring trustee (or similar) appointed by or on the request of a Governmental Entity in connection with obtaining the BCA Clearance Condition or the SPA Clearance Condition

(as set out in clause 8.2(b), below), and shall, to the extent legally permitted and reasonably practicable, keep Sellers fully informed of any material written or oral contact Purchaser has with the monitoring trustee (or similar).

(b)	Commitments and Process regarding SPA Clearance Condition
Purchaser shall have the primary responsibility for obtaining the SPA Clearance Condition and shall ensure that the necessary notifications in respect of the SPA Clearance Condition shall be made to the relevant Governmental Entity. In those jurisdictions where a pre-notification phase is part of standard proceeding, a first draft of the notification shall be submitted no later than five (5) Business Days after the date hereof. In those jurisdictions where a pre-notification phase is not part of standard proceeding, the actual notification shall be submitted no later than five (5) Business Days after the date hereof. The notifications shall not be withdrawn subsequently unless agreed otherwise by Sellers and Purchaser.
Purchaser shall and shall procure that each member of Purchaser Group shall, at Purchaser's cost, use best efforts to ensure that the SPA Clearance Condition is fulfilled as soon as reasonably practicable and in any event no later than at the Long-Stop Date.
Subject to the following sentence, such efforts shall include proposing, negotiating, offering to commit, not withdrawing any offer to commit (unless agreed otherwise by Sellers and Purchaser) and agreeing, as soon as possible, in each case where necessary to ensure that the SPA Clearance Condition is satisfied prior to the Long-Stop Date, with a Governmental Entity to effect (and if any proposal or offer is accepted, commit to effect) by agreement, order or otherwise, the sale, divestiture, licence or disposition of any assets or businesses of the Target Companies, Purchaser or any member of Purchaser Group as soon as reasonably practicable. Nothing in this Agreement shall, however, require the Purchaser to offer any commitment (A) that is not, or could not reasonably expected to be, in compliance with applicable laws, or (B) that requires any member of the CVC Network to make any divestment of the assets owned or held by them directly or indirectly, other than any assets of the Target Companies (for the avoidance of doubt, clause 8.2(a)(ii)(C) does not apply to commitments regarding the SPA Clearance Condition).
Purchaser shall, to the extent legally permitted, promptly notify Sellers sufficiently in advance of any notification, submission, response or other communication (excluding communications of an administrative nature) which it proposes to make or submit to any competent

Governmental Entity and prior to such notification, submission, response or other communication provide, to the extent legally permitted, Sellers with copies of such communication and any supporting documentation or information requested by Sellers. However, Purchaser shall not be required to provide Sellers with any information to the extent that in Purchaser's reasonable assessment such information constitutes or contains confidential information or business secrets of Purchaser Shareholders Group, such information shall be provided to Sellers' counsel on a counsel-to-counsel basis, only. Purchaser undertakes to take into account and reflect any comments which Sellers may have in relation to any such notification, submission, communication or response to a request for further information prior to making the relevant notification, submission, communication or response. Purchaser further agrees to keep Sellers fully informed as to the material progress of any notification and shall permit Sellers or its advisers to attend all meetings and telephone calls with any competent Governmental Entity (unless prohibited by the competent Governmental Entity) and to make, to the extent legally permitted, oral submissions at such meetings and in such telephone calls.
Sellers shall cooperate in good faith with Purchaser in relation to the satisfaction of the SPA Closing Condition and with regard to any (other) regulatory filings Purchaser will make in the context of the Transaction, including foreign investment filings with the Committee on Foreign Investment in the United States (CFIUS). Such cooperation shall include, (subject to appropriate protection in respect of confidential information) the provision of information, the communication of documents and the submission of arguments in good time for the purpose of making any submissions, notifications, filings to or other communication with any competent Governmental Entity, to the extent that such information and documents are available to Sellers acting reasonably. However, Sellers shall not be required to provide Purchaser, or its counsel, with any information to the extent that in Sellers' reasonable assessment such information constitutes or contains confidential information or business secrets of Sellers' Groups, such information shall be provided to Purchaser's counsel on a counsel-to-counsel basis, only. If requested by Purchaser, Sellers shall assist in any preparatory steps in advance of initiating any discussions with or responding to any requests from any competent Governmental Entity. Sellers shall also keep Purchaser fully informed of any material written or oral contact which Sellers may have with any competent Governmental Entity in relation to the merger control process to satisfy the SPA Closing Condition (whether instigated by Sellers or any competent Governmental Entity) and in relation to the process regarding the foreign investment filing with the Committee on Foreign Investment in the

United States (CFIUS). In this context, Sellers shall, to the extent legally permitted and reasonably practicable, promptly notify Purchaser sufficiently in advance of any submission, response or other communication which they propose to make or submit to any competent Governmental Entity and, to the extent legally permitted and reasonably practicable, at the same time provide Purchaser with copies of such communication and any supporting documentation or information. However, Sellers shall under no circumstances be required to provide Purchaser, or its counsel, with any information which in Sellers' reasonable assessment constitutes or contains confidential information or business secrets of Sellers' Groups or pertains to any proceedings in relation to the BCA or in relation to any transactions other than the Transaction.

(c)	Perimeter Change Valuation
For the purposes of calculating the purchase price for a Perimeter Change, the following valuation principles shall apply (the equity purchase price agreed between the Parties or determined in accordance with this clause 8.2(c) the "Perimeter Change Equity Value"):

(i)
If the business acquired in the course of a Perimeter Change ("Perimeter Change Business") relates to the same lines of business as the Business (including, bulk, ASUs, noble gases, specialty gases and rare gases) and does not relate, in aggregate, to more than USD 25,000,000 normalised EBITDA in the financial year 2017 ("Small Similar Business"), the equity purchase price shall be calculated on the basis of the enterprise value of the Small Similar Business derived by multiplying the normalised EBITDA in the financial year 2017 of the Perimeter Change Business with the average EBITDA multiple applied in the Transaction (i.e. 8.75 times), deducting Financial Debt, adding Cash and assuming a normalised level of Working Capital as well as the settlement of Inter-Company Receivables and Payables for the Small Similar Business in principle following the approach taken in this Agreement.

If the parties do not agree on the Perimeter Change Equity Value or the compensation, each party shall appoint an independent expert to render an opinion on the fair consideration by applying the principles set out above. If the experts do not agree on a joint valuation with in twenty (20) Business Days, both experts will jointly appoint (or if they cannot agree, the president of the chambers of commerce in Frankfurt am Main, Germany, will appoint) a third expert who needs to be an auditor and a member of an international reputable accounting firm, who acts as arbitrator and finally decides, applying the principles set out above, subject only to manifest errors, on the matters in dispute and shall decide within the range of the valuations provided by the Party appointed experts.

(ii)
If and to the extent the Perimeter Change Business relates to the same lines of business as the Business and relates to, in the aggregate, more than USD 25,000,000 normalised EBITDA in the financial year 2017 ("Medium Similar Business"), the equity purchase price shall be the lower of (i) an equity purchase price calculated in the same way as for the Small Similar Business and (ii) the fair market value determined by the independent experts, or the arbitrator (applying mutatis mutandis the procedural principles set out in clause 8.2(c)(i) above), as the case may be, without having regard to the average EBITDA multiple applied for the valuation of the (initial) Transaction.

(iii)
If and to the extent the Perimeter Change Business relates to different lines of businesses than the Business or relates to a normalised EBITDA in the financial year 2017 of more than USD 100,000,000, the equity purchase price shall be the lower of (A) the price determined by the two above-mentioned independent experts and, if such experts do not agree on a valuation, by the third independent expert acting as arbitrator applying customary valuation principles (applying mutatis mutandis the procedural principles set out in clause 8.2(c)(i) above) or (B) the cumulated cash flows generated by the Perimeter Change Business until the end of the terms of its material customer contracts.

(iv)
If and to the extent the Perimeter Change Business relates to a plant or unit under construction, the equity purchase price shall be the arithmetic mean of (A) the book value (if necessary, subject to impairment) and (B) the price determined by the two above-mentioned independent experts and, if such experts do not agree on a valuation, by the third independent expert acting as arbitrator applying customary valuation principles (applying mutatis mutandis the procedural principles set out in clause 8.2(c)(i) above).

If the Perimeter Change Equity Value established pursuant to this clause 8.2(c) for all Perimeter Changes exceeds USD 300,000,000 then a discount of 30% (thirty percent) shall apply to the amount exceeding USD 300,000,000.

In each case of Perimeter Changes pursuant to clause 8.2(c)(i) through (iv), Sellers will provide the Purchaser with the opportunity to conduct due diligence on the Perimeter Change Business.
Risks identified in the due diligence will be appropriately covered, primarily through warranties and indemnities, and the relevant parties shall enter into transaction documents, all to be reasonably agreed between the relevant parties taking into consideration the approach taken in this Agreement.

3.	Waiver of Closing Conditions

(a)	The Closing Condition set out in clause 8.1(a) may be waived by Sellers by giving written notice to Purchaser.

(b)
The Closing Condition set out in clause 8.1(c) may be (i) waived jointly by the Parties or (ii) waived by Sellers unilaterally and in their sole discretion by giving written notice to Purchaser, to the extent such Closing Condition relates to the Transaction having received competition approvals for, or the statutory waiting periods having expired in, Albania, China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine, provided, however, that Sellers may not waive such Closing Condition (in full or in part) prior to the later of (x) 1 September 2018, and (y) the date on which the Closing Conditions that cannot be unilaterally waived in full or in part are satisfied, with such waiver by Sellers becoming legally effective to allow for a Closing on or after 17 September 2018.

4.	Unconditional Date
Sellers and Purchaser shall each notify the other promptly upon becoming aware that (i) any of the Closing Conditions have been fulfilled, or (ii) the satisfaction of any of the Closing Conditions is or has become impossible. The first Business Day by which all Closing Conditions have been fulfilled (or waived in accordance with clause 8.3) is the "Unconditional Date". Without limitation to the preceding sentence, Sellers and Purchaser shall each notify the other without undue delay when, in the respective Party's reasonable assessment, it becomes clear that the fulfilment of a Closing Condition can be expected.

5.	Long-Stop Date Termination
If (i) the Unconditional Date has not occurred on or before the Long-Stop Date or, (ii) before that date, the satisfaction of any of the Closing Conditions has become impossible (such Closing Condition(s) not having been waived) this Agreement may be terminated by (x) Sellers and PLC acting jointly or (y) by Purchaser, provided that Purchaser may only terminate in case of (i) above if Closing has not occurred within eight (8) months and twenty-five (25) calendar days after the date of this Agreement and, in case of (ii) above if the Sellers have notified Purchaser in writing that the fulfilment of the BCA Condition or the completion of the transactions contemplated by the BCA has become impossible and the Sellers shall be obliged to so notify Purchaser as soon as reasonably possible and provided further that a statement to that effect by Linde and/or PLC by official press release or capital markets communication (e.g. an ad-hoc announcement by Linde) shall have the same effect as a notification to Purchaser.

6.	No Right of Termination or Rescission
The Parties agree that, following the date of this Agreement, no Party will have a right (including any right under common law, tort, statute (including under the Misrepresentation Act 1967), equity, or otherwise) to terminate or rescind this Agreement, except (i) in respect of fraud or fraudulent misrepresentation committed by the other Party (provided that Sellers and PLC shall be considered to be one party for purposes of this clause 8.6), or (ii) the contractual termination right provided in clause 8.5.
If this Agreement is terminated in accordance with clause 8.5 or by any Party in respect of fraud or fraudulent misrepresentation committed by the other Party, (i) any such termination shall have effect for all Parties and (ii) no Party (nor any member of their respective group) shall have any claim under this Agreement of any nature whatsoever against any other Party (or any member of their respective group) except in respect of any rights, liabilities or obligations which have accrued before termination or under any of the Surviving Provisions.

10.	Closing, Closing Actions

1.	Closing Date and Place
Subject to clause 8 and clause 9.2, Closing shall take place at the offices of Hengeler Mueller Partnerschaft von Rechtsanwälten mbB in Munich, or such other place as Sellers and Purchaser may agree in writing:

(a)	on the first Closing Business Day of the calendar month immediately following the Unconditional Date; or

(b)	if the Unconditional Date falls less than five (5) Closing Business Days before the first day of such immediately following calendar month, on the first Closing Business Day of the next calendar month; Sellers will inform the Purchaser at least five (5) Business Days in advance of the expected Unconditional Date;
(such day the "Closing Date") provided that in each case the Parties hereby agree that Closing shall be deemed to be effective from 00:00 hours local time in the respective jurisdiction of the first calendar day of the month in which the Closing Date falls (the "Financial Closing Date").

2.	Closing Date and Conditions
Notwithstanding clause 9.1, if a Governmental Entity or applicable law requires that Closing (or closing of the sale of any of the DivestCo Shares) must be completed on or by a certain date after the Unconditional Date in connection with the completion of the transaction contemplated by the BCA or related merger clearance approvals then Closing shall (subject to the Closing Conditions being satisfied or waived) take place on the Closing Business Day immediately prior to such date, provided, that Sellers have to notify Purchaser at least five (5) Business Days in advance of such request and such date 00:00 hours local time in the respective jurisdiction shall be the Financial Closing Date. Sellers will inform the Purchaser at least ten (10) Business Days in advance of the expected occurrence of the Closing Date.

3.	Closing Actions
At Closing:

(a)
The Parties shall perform the actions to implement the Transaction, including the transfer of the DivestCo Shares, the payments as required pursuant to this Agreement to be made at Closing, and the execution of the agreements pursuant to clause 15.6(b) through (i) (unless executed before), and will cooperate together to agree such actions, each acting reasonably, as soon as practical after the date hereof; and

(b)
in case there is a Deferred Closing required, each of Purchaser and each Seller may defer the performance of the actions assigned to them in relation to the Colombian Entities, until the Deferred Closing, and Purchaser may defer the payment of an amount equalling such portion of the Enterprise Purchase Price (i.e. before any of the steps set forth in clause 4.1 (a) through (g)) as allocated to the respective Colombian Entities pursuant to Schedule 3 as set forth in clauses 4.2 and 9.5(d),

(the "Closing Actions").

4.	Closing Preparation and Support
Sellers and Purchaser shall negotiate in good faith with a view to agreeing before the Closing Date the final form of any Transaction Document which has not been finalised at the date of this Agreement, such agreement not to be unreasonably withheld or delayed.

5.	Deferred Closing

(a)
Purchaser is aware that any direct sale or transfer of shares in Linde Colombia S.A., as foreseen under this Agreement, triggers a prior healthcare regulatory approval requirement with the Colombian healthcare regulator (Superintendencia Nacional de Salud) ("SNS") to be applied for by Linde Colombia S.A. ("Healthcare Approval").

Sellers shall procure that Linde Colombia S.A. will use its reasonable endeavours to obtain the Healthcare Approval as soon as possible following the date hereof and Sellers shall keep Purchaser fully informed of, and shall consult with Purchaser as regards to, any material written or oral contact which Sellers or Linde Colombia S.A. may have with SNS in relation to the process of obtaining the Healthcare Approval. The process of obtaining the Healthcare Approval does, however, not have to be completed by Closing.

(b)	If, at Closing, the Healthcare Approval has not been obtained, the closing of the sale and transfer of the Colombian Entities shall be deferred as set out below ("Deferred Closing"):

(i)
the transfer of the shares in the Colombian Entities from the respective Linde Sellers to Purchaser as foreseen under this Agreement, particularly according to clauses 3 and 9 shall not take place on the Closing Date, whereas the transfer of the shares in all other Target Companies from the respective Local Sellers to Purchaser as foreseen under this Agreement shall take place on the Closing Date;

(ii)
the Parties shall procure the transfer of the shares in the Colombian Entities from the respective Linde Sellers to Purchaser as soon as reasonably possible following the date on which the Healthcare Approval is obtained (the date on which such transfer occurs the "Colombian Transfer Date"), provided that clauses 9.1 and 9.2 shall apply mutatis mutandis;

(iii)
the obligations of Sellers on the conduct of business foreseen under clause 15.1 shall apply with respect to the Colombian Entities, until the Deferred Closing has occurred, for as long as the Sellers can influence and exercise control over the respective entities, provided that any financing of the Colombian Entities by the Sellers during such period shall per se not constitute a violation of the covenant in clause 15.1 if (i) it is in line with the budget or (ii) the Purchaser has given its prior consent (not to be unreasonably withheld or delayed), and any agreed financing shall be reversed between the Parties at the Deferred Closing;

(iv)
irrespective of the postponement pursuant to clause 9.5(b)(i) and (ii) of the transfer of the shares in the Colombian Entities, for the time period between the Closing Date and the Colombian Transfer Date, Purchaser acquires the shares in the Colombian Entities economically with effect as of the Financial Closing Date;

(v)
the Sellers shall for the time period until the Colombian Transfer Date, put in place adequate arrangements to comply with hold separate requirements if requested by competent Governmental Entities, which may include the involvement of a trustee to be appointed by or upon request by such Governmental Entities, provided that in such case Sellers shall use commercially reasonable efforts to have the trustee pursue the business in the ordinary course; and

(vi)
the Parties shall, all acting reasonably, agree on the conclusion of appropriate additional transitional services and product supplies to be entered into by the relevant member of Sellers' Groups or Purchaser's Group on the one hand, and the Colombian Entities on the other hand, for the time period between the Closing Date and the Colombian Transfer Date.

(c)
Sellers shall indemnify and hold harmless Purchaser and the Colombian Entities, respectively, from the amount of any Leakage occurred in the time period commencing immediately after the Financial Closing Date and ending on the Colombian Transfer Date provided, that for purposes of this clause 9.5(c) the term Leakage shall refer only to Leakage from the Colombian Entities.

(d)
At the Colombian Transfer Date (i) each Seller shall perform or procure performance of the actions with respect to the Colombian Entities as per clause 9.3; and (ii) Purchaser shall perform or procure performance of the actions with respect to the Colombian Entities as per clause 9.3, provided that the payment of the Purchase Price shall, for the Deferred Closing mean the payment of such part of the Purchase Price that has been deferred by Purchaser on Closing (without any interest).

(e)
Should the Colombian Transfer Date not have occurred within eight (8) months and twenty-five (25) calendar days after the date of this Agreement, each Party may request that the sale and acquisition for the DivestCos pertaining to Colombia pursuant to this Agreement is terminated and the steps that have been taken to implement such sale and transfer are unwound, unless the respective Party requesting the termination and unwinding wilfully prevented the

Deferred Closing to occur. Unwinding for the purposes thereof shall mean that the Parties shall (i) no longer be obliged to perform the sale and acquisition for the DivestCos pertaining to Colombia pursuant to this Agreement, and (ii) repay any Adjustment Payments that have been made pursuant to clause clause 4.1 (a) through (g) in respect of the Colombian Entities, for which the transaction is terminated, that have been included in the calculation of the Purchase Price and as shown in the Closing Statement.

11.	Sellers' Warranties

1.	Warranties
Sellers warrant to Purchaser that, except as Disclosed:

(a)	as at the date of this Agreement, the warranties set out in Schedule 7 ("Warranties") are true and accurate in all material respects; and

(b)
immediately before Closing, the Fundamental Warranties and the Warranties under paragraph 1.6 of Schedule 7 will be true and accurate in all material respects by reference to the then existing facts and circumstances.

The Warranties and all Warranty Claims are subject to the limitations set out in this Agreement, in particular, in Schedule 8.

2.	Basis of Claim
The Purchaser acknowledges and agrees that the only Warranties given in relation to:

(a)
Intellectual Property Rights and information technology or any related claims, liabilities or other matters are set out in paragraphs 1.12(a) to 1.12(e) of Schedule 7 and no other Warranty in this regard is given;

(b)
real estate and planning and zoning matters or any related claims, liabilities or other matters are those set out in paragraphs 1.13(a) to 1.13(d), paragraph 1.7 and paragraph 1.17 of Schedule 7 and no other Warranty in this regard is given;

(c)	environment or any related claims, liabilities or other matters are those set out in paragraphs 1.14(a) to 1.14(c) of Schedule 7 and no other Warranty in this regard is given; and

(d)
the employment of any past or present employee of any Target Company or any member of Sellers' Groups or any related claims, liabilities or other matters are set out in paragraphs 1.15(a) to 1.15(j) of Schedule 7 and no other Warranty in this regard is given;

provided, however, that the clauses 10.2(a) through (d) do not exclude any claim the Purchaser may have in relation to matters set out in paragraph 1.2 of Schedule 7 (Carve Out Measures), paragraph

1.3 of Schedule 7 (Financial Matters), paragraph 1.4 of Schedule 7 (Financial Debt), paragraph 1.6 of Schedule 7 (Special Regulatory Matters), paragraph 1.8 of Schedule 7 (Insurances), paragraph 1.10 of Schedule 7 (Litigation and Investigations) or in relation to any covenants or indemnities under this Agreement, the Transaction Documents and the Carve Out Agreements.

3.	No Further Warranties
Except for the Warranties and except otherwise provided for in this Agreement, any Transaction Document (other than the Local Transfer Agreements) or in a Carve Out Agreement, Purchaser agrees to accept the DivestCo Shares, the Target Companies and the JVCos in the condition they are in on the Closing Date, based upon its own inspection, examination and determination with respect thereto (including, in particular, the due diligence investigation conducted by Purchaser), without relying upon any express or implied representations or warranties, guarantees, declarations or statements of any nature by any members of Sellers' Groups, or any officer, director, employee, advisor, agent or other representative of any members of Sellers' Groups ("Sellers' Representatives"). The Local Transfer Agreements shall not provide for additional warranties, and if by mandatory law they do, this Agreement shall overrule such warranties.
Purchaser acknowledges that, except as set out in the Warranties and except otherwise provided for in this Agreement, any Transaction Document (other than the Local Transfer Agreements) or Carve Out Agreement, members of Sellers' Groups and Sellers' Representatives make no representations, warranties or guarantees and assume no disclosure or similar obligations in connection with this Agreement and the Transaction, and further assume no obligation regarding the completeness and accuracy of any information provided by any members of Sellers' Groups or any Sellers' Representatives, to any Purchaser, members of Purchaser Group, or any officer, director, employee, advisor, agent or other representative of Purchaser or any members of Purchaser Group or any other person retained by Purchaser, any member of Messer Group or CVC Network, regarding the Transaction, this Agreement or the Transaction Documents ("Purchaser's Representatives").

12.	Sellers' Indemnifications

1.	Welding Fumes Indemnification
With respect to any Welding Fumes Case the provisions of Schedule 14 shall apply.

2.	Prepayment Amounts Indemnification
Subject to Closing, Sellers shall indemnify and hold Purchaser and the Target Companies harmless from and against any Prepayment Amount in respect of any Financial Debt (excluding pension liabilities) which is retired, prepaid, discharged, redeemed, closed out or otherwise extinguished in the period beginning on and from the Closing Date to and including the date falling 30 (thirty) calendar days after the Closing Date or, in respect to the Financial Debt relevant to the Colombian Entities only, 30 (thirty) calendar days after a Deferred Closing, as the case may be, in each case, to the extent such Prepayment Amount has not been (or will not be) subtracted from the Enterprise Purchase Price pursuant to clause 4.1.

3.	Further Indemnifications
Subject to Closing,

(a)
Sellers shall indemnify and hold Purchaser and the Target Companies harmless from and against any awards, damages, fines, penalties, settlement awards, losses, Tax, costs, fees, expenses, claims, obligations or other liabilities, including reasonable legal, expert witness and other expenses incurred in investigating and defending, arising out of, or resulting from, or relating to the Siess v. Linde AG case filed by Charles P. Siess, III against, inter alia, the Target Companies as well as any other claims potentially alleged by Charles P. Siess in relation to the same subject matter;

(b)
Sellers shall indemnify and hold Purchaser and Linde Gases Ltda. or Linde-BOC Gases Limitada, as the case may be, harmless from and against any awards, damages, fines, penalties, settlement awards, losses, Tax, costs, fees, expenses, claims, obligations or other liabilities, including reasonable legal, expert witness and other expenses incurred in investigating and defending, arising out of, or resulting from, or relating to (i) the administrative proceeding initiated in Brazil by CADE (the Administrative Council for Economic Defense) in 2003/2004 to investigate an alleged cartel in the supply of industrial and medical gases to the Brazilian market and (ii) any other proceeding or law suits whether civil or brought by any governmental authority that will be based on the same set of facts that gave rise to the proceedings set forth in "(i)";

(such matters the "Proceedings").
Such indemnifications shall exclude any internal costs and charges of Purchaser or any Target Company incurred in relation to or arising in connection with any Proceedings.

The Parties acknowledge and agree that with respect to the conduct of the Proceedings, including any related proceedings, investigations, potential settlement or other resolution and the provisions in paragraphs 3, 4 and 7 of Schedule 14 shall apply mutatis mutandis.

4.	Sole Remedy
Notwithstanding any other provisions of this Agreement, the indemnification obligations provided for in this clause 11 shall be the respective indemnified party's exclusive and sole remedy for any Costs, damages or liabilities relating to or arising in connection with any Proceedings and/or matters specifically referred to in this clause 11, and all other claims against any member of Sellers' Groups relating to the Proceeding and/or matters referred herein, regardless of their legal basis, shall be excluded. For the avoidance of doubt, nothing in this clause 11 shall exclude any Warranty Claim or other claim Purchaser may have under this Agreement, the Transaction Documents or the Carve Out Agreements unless it is based on the same set of facts to which the indemnifications set forth in clause 11 specifically relate.

13.	Taxes

1.	Tax Covenant
Under a covenant on the terms set out in this clause 12.1 and subject to clause 12.2 and subject to Closing, Sellers shall be jointly and severally liable to pay to Purchaser an amount equal to:

(a)	any Actual Tax Liability of the Target Companies that arises:

(i)
as a consequence of an event that occurred on or before the Financial Closing Date, provided that this clause 12.1(a)(i) shall not apply to any Tax arising in respect of, by reference to or in consequence of Income, Profit or Gains; for the purposes of this clause 12.2(a)(i) any stamp duty or transfer or registration tax that would be payable on any document, provided such document is either necessary to establish the title of a Target Company to any asset or is a document in the enforcement or production of which a Target Company is interested, and any interest, fine or penalty relating to any such duty or tax, will be deemed to be an Actual Tax Liability of a Target Company arising in consequence of an event occurring on the last date it would have been necessary to pay such duty or tax to avoid any liability to interest or penalties on paying it, but in all events no later than the Financial Closing Date;

(ii)	in respect of, by reference to or in consequence of Income, Profits or Gains earned, accrued or received in a Tax assessment period (including a portion of a Straddle

Period) ending on or before the Financial Closing Date (including as a consequence of the Carve Out); or

(iii)
in respect of or by reference to the value of any asset or assets, the value or amount of any capital or liabilities or the net asset value or market capitalization of any Target Company, in each case by reference to a time or period falling on or before the Financial Closing Date; provided that this clause 12.2(a)(iii) shall not apply to Tax arising in respect of, by reference to or in consequence of Income, Profits or Gains, or events and for the avoidance of doubt shall not apply to deferred tax assets and deferred liabilities;

(b)	any Deemed Tax Liability;

(c)
any Actual Tax Liability of any Target Company arising after the Financial Closing Date as a consequence of the (i) Carve Out (including without limitation (x) any Actual Tax Liability arising with respect to Carve Out Steps completed prior to the Financial Closing Date, but only crystalized after the Financial Closing Date as a result of the completion of the remaining Carve Out Steps after the Financial Closing Date or the sale of the DivestCo Shares (e.g., Tax on Income, Profits or Gain triggered only upon the consummation of the Transaction) and (y) any Tax owed or payable by any Target Company under the Carve Out Agreements) or (ii) the spin-off (or any other form of transfer) of the business of Praxair Chile Limitada to a Chilean new entity ("Chilean Spin-Off") (including without limitation (x) any Actual Tax Liability arising with respect to steps relating to the Chilean Spin-Off completed prior to the Financial Closing Date, but only crystalized after the Financial Closing Date as a result of the completion of any remaining steps relating to the Chilean Spin-Off after the Financial Closing Date or the sale of the DivestCo Shares (e.g., Tax on Income, Profits or Gain triggered only upon the consummation of the Transaction and (y) any Tax owed or payable by any Target Company under the spin-off agreement) (each (i) and (ii) (a "Carve Out Tax"), but excluding (i) any Actual Tax Liability of any Target Company arising only indirectly as a consequence of the Carve Out or the Chilean Spin-Off which may reduce the amount of any Relief available to any Target Company in respect of any accounting period following completion of the Closing (e.g. a reduction of depreciation expenses resulting from a lower Tax basis of an asset) and (ii) any Tax Liability to the extent it is triggered by the Purchaser’s failure to comply with its obligation pursuant to clause 2.1 paragraph 2 sentence 3;

(d)
any Actual Tax Liability of any Target Company or any other member of Purchaser German TopCo Group arising in consequence of or in connection with (i) the settlement of the Linde LLC Receivable as provided for in clause 5.8, (ii) any (actual or constructive) dividend or distribution used to directly or indirectly settle the Linde LLC Term Loan within one (1) year after the Closing (it being understood that Purchaser shall consult in good faith with Sellers in order to agree on the efficient way of such settlement) or (iii) the Canada Cash Extraction;

(e)
any Actual Tax Liability of a Target Company arising as a result of the termination of any Tax Group between a Target Company and a member of Linde Group or Praxair Group in the form of a degrouping charge, deemed disposal or realisation or write-up by any Target Company of any asset or liability for any Tax purpose, or withdrawal of Relief; and

(f)	any Tax Liability for which any of the Target Companies or member of the Purchaser German TopCo Group is liable in consequence of:

(i)	any member of Sellers’ Groups which is primarily liable for such Tax Liability failing to discharge such Tax Liability; or

(ii)
a Target Company at any time being a member (or the parent) of the same Tax Group as any past or present member of Sellers’ Groups, where the Tax is attributable to any past or present member of Sellers’ Groups and not to any Target Company or other member of Purchaser German TopCo Group.

2.	Exclusions

(a)	Sellers shall not be liable under clause 12.1 if and to the extent that:

(i)
the aggregate amount of all Tax Claims pursuant to clause 12.1 (after having taken into account all exclusions and limitations applicable to such Tax Claims under this Agreement) does not exceed the aggregate amount of all liabilities, provisions or reserves for Taxes (generally only for liabilities, provisions or reserves included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2, however, in case of payroll tax, irrespective of whether such liability, provision or reserve is included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2) which have been taken into account in calculating Working Capital in the Closing Statement, meaning that Sellers' liability is limited to the excess of the aggregate amount of all Tax Claims pursuant to clause 12.1 over the aggregate amount of all liabilities, provisions or reserves for Taxes (generally only for liabilities, provisions or reserves included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2, however, in case of payroll tax, irrespective of whether such liability, provision or reserve is included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2) which have been taken into account in calculating Working Capital in the Closing Statement;

(ii)
a saving arises to or for the benefit of any member of Purchaser German TopCo Group or Purchaser's Tax Group as a consequence of the Tax Liability (for example, due to the lengthening of any amortization or depreciation periods or higher depreciation allowances, a credit or allowance, a shift of any item relevant for Tax purposes to another period, or the deductibility of certain Taxes or non-recoverable input VAT for income Tax purposes) (the "Tax Saving"). The Tax Saving shall be taken into account in this context: (i) in the full nominal amount if and to the extent the Tax Saving arises in any period prior to and including the date on which the claim pursuant to clause 12.1 becomes due and payable (or would have become due and payable save for this clause 12.2(a)(ii)) (the "Indemnification Due Date") and/or (ii) in the amount of the net present value of the Tax Saving if and to the extent the Tax Saving is allocable to any period after such date; the net present value within the meaning of the preceding (ii) shall be calculated on a purely abstract and lump-sum basis (x) by applying the Tax rate applicable at the Indemnification Due Date, (y) by applying a discount factor of three per cent (3%) p.a. over the anticipated period of time during which the Tax Saving is estimated to arise, and (z) by ignoring the actual Tax situation of any member of Purchaser German TopCo Group, in particular, all other tax attributes of the relevant entity and, in case of a Tax Saving relating to Taxes on income, assuming that the relevant entity is profitable and not part of a Tax Group;

(iii)
the Tax Liability results from any increase in rates of Tax that comes into force after the Financial Closing Date, or of any other change in law or regulations that comes into force after the Financial Closing Date;

(iv)
the Tax Liability arises or is increased by an act, omission or transaction (other than such acts, omissions or transactions specifically dealt with in clauses 12.2(a)(v), (x), (xi), (xii) and (xiv)) of any member of Purchaser German TopCo Group except where such act, omission or transaction was: (v) carried out in circumstances where Purchaser did not know and could, acting diligently and after due inquiry (in particular with the relevant Target Company concerned), not have known that it could give rise to the Tax Liability in question, (w) carried out or effected under a legally binding obligation entered into on or before Closing by any Target Company or any member of Sellers' Groups, (x) required by mandatory law, (y) required to effect a Carve Out Step or otherwise required to effect the Carve Out in accordance with clause 2 and Schedule 13 or required to effect any measure contemplated in the Transaction Documents or (z) carried out with the prior written consent of Sellers;

(v)
the Tax Liability arises or is increased by a change after Closing in the accounting reference date of any Target Company or in the taxation or accounting principles of the Target Company (other than a change made in order to comply with mandatory law);

(vi)	discharge of the Tax Liability has been made prior to or on the Financial Closing Date;

(vii)	the Tax Liability arises or is increased as a consequence of the failure of Purchaser to comply with or procure the compliance of the Target Companies with any of their obligations under clause 12.10;

(viii)	a Relief (other than an Accounts Relief or Purchaser's Relief) is available at no cost (or is made available by Sellers at no cost to Purchaser) to offset the Tax Liability;

(ix)
the Tax Liability has been recovered or is, using reasonable efforts, reasonably likely to be recovered within a reasonable time frame in cash or by way of set-off from a third party; if Purchaser, despite reasonable efforts, fails to recover the Tax Liability within a reasonable time frame, Purchaser shall assign, or shall Procure that the relevant Target Company assigns, the claim to Sellers, and Sellers shall properly pay the amount of such Tax Liability to Purchaser;

(x)
the Tax Liability arises or is increased (y) by reason of a failure to make an election, claim or relief which has been taken into account in the Closing Statement or (z) by the disclaimer by Purchaser or by a Target Company after the Closing of any election, claim or relief the claim for which was taken into account in the Closing Statement, but in each case of (y) and (z) only if and to the extent Purchaser had been notified of the relevant election, claim or relief by the Sellers in writing at least ten (10) Business Days prior to the last date on which such election, claim or relief can be validly made or, as the case may be, disclaimed, it being understood that nothing hereunder shall exclude or limit Purchaser's obligations under clause 12.10;

(xi)
the Tax Liability arises or is increased by the disclaimer by Purchaser or by a Target Company after the Closing of any election, claim or relief claimed by the Target Company before the Financial Closing Date, except this exclusion shall not apply where any such disclaimer: (x) is carried out or effected under a legally binding obligation entered into on or before Closing by any Target Company or any member of Sellers' Groups, (y) is required by mandatory law or (z) is carried out with the prior written consent of Sellers;

(xii)	the Tax Liability arises or is increased by the cessation (after the Closing) of, or any major change (after the Closing) in, the trade or business carried on by a Target Company before the Closing;

(xiii)	recovery in respect of the Tax Liability has been made under any other provision of the Agreement;

(xiv)
the Tax Liability results from an election filed on or after Closing by Purchaser German TopCo Group or any Target Company under (x) section 336 or section 338 of the U.S. Internal Revenue Code (or any comparable applicable provision of state, local or non-US law) with respect to the acquisition of a Target Company or (y) section 301.7701-3 of the U.S. Treasury Regulations with respect to any Target Company, unless, in each case, such election is so filed upon instruction, request or direction of Sellers; or

(xv)	the Tax Liability is to be borne by Purchaser pursuant to any other provision of this Agreement (e.g. clause 6.4 or clause 25.1).

(b)
The Purchaser may raise a Tax Claim pursuant to clause 12.1 by delivering to Sellers a written claim notice ("Tax Claim Notice"). In the Tax Claim Notice Purchaser shall, to the extent reasonably predictable, specify an estimate of the amount of the Tax Claim and describe the underlying facts and circumstances in reasonable detail. The Tax Claim Notice shall include a copy of the relevant Tax assessment (if any) and related documents to the extent reasonably necessary to understand and evaluate the claim provided and to the extent that these documents are available to any member of the Purchaser German TopCo Group.

(c)
The Tax Claim pursuant to clause 12.1 becomes due and payable within ten (10) Business Days after Sellers have received the Tax Claim Notice, provided, however, that, in case of an Actual Tax Liability, the Sellers shall not be obliged to make any payment earlier than five (5) Business Days before the respective Tax becomes due and payable to the competent Tax Authority. In case of an appeal and/or lawsuit being filed against the relevant Tax assessment, the Tax Claim does not become due and payable by Sellers before the assessment of the relevant Tax has become unappealable, provided and to the extent that the Tax Authority or Tax court has granted a preliminary relief from the assessed Tax payment obligation by way of suspension of payment until the final assessment. Unless explicitly requested by Sellers in writing Purchaser is under no obligation to apply for any preliminary relief (e.g. a suspension of payment) and in case of an application upon the request of Sellers, any collateral potentially requested by the Tax Authorities shall be provided by Sellers.

3.	Linde Canada Investments LLC Dissolution

(a)
Sellers shall be jointly and severally liable to pay to Purchaser an amount equal to any Tax Liability (together with any associated Costs) of a Target Company arising from or in connection with the dissolution of Linde Canada Investments LLC as set out in Schedule 18 (the "Linde Canada Investments LLC Dissolution") regardless of whether the events giving rise to such Tax (including, the effects of any Tax election) occur before or after the Financial Closing Date.

(b)
Purchaser shall fully cooperate, and shall cause its representatives to fully co-operate, with Seller regarding the Linde Canada Investments LLC Dissolution and shall comply with, and shall cause any member of Purchaser German TopCo Group to comply with, any written instructions given by Sellers in connection with the Linde Canada Investments LLC Dissolution (to the extent permitted by law).

(c)
The liability of the Sellers pursuant to clause 12.3(a) shall only be excluded if and to the extent the Purchaser (or any member of the Purchaser German TopCo Group) failed (i) to implement the LLC Dissolution in accordance with Schedule 18 or (ii) to comply with any written instruction of the Sellers to the extent required by clause 12.3(b) (unless and to the extent Purchaser demonstrates that the liability was not caused or increased by such failure).

(d)	Clauses 12.2(a)(ii), 12.2(a)(viii), 12.2(b) and 12.2(c) shall apply mutatis mutandis to any claim pursuant to clause 12.3(a).

4.	Tax Refunds

(a)
Subject to Closing, Purchaser shall pay to Sellers an amount equal to any Tax Refund (less any Tax on any Tax Refund or any interest included therein calculated on the basis of the applicable statutory tax rate at the time of receipt) which is received by any Target Company after the Financial Closing Date for amounts paid in respect of any Tax or Taxes paid or otherwise settled by such Target Company prior to or on the Financial Closing Date (including by way of a prepayment), or, in case of a Tax credit for payments made prior to or at the Financial Closing Date. Purchaser shall not be liable for any amount of any Tax Refunds to the extent that:

(i)
the aggregate amount of such Tax Refunds does not exceed the aggregate amount of assets and receivables for Taxes (generally only for assets or receivables included in a line item described or identified as tax asset or tax receivable in Schedule 2, however, in case of payroll tax, irrespective of whether such asset or receivable is included in a line item described or identified as tax asset or tax receivable in Schedule 2) which have been taken into account in calculating Working Capital in the Closing Statement, meaning that Purchaser's liability is limited to the excess of the aggregate amount of Tax Refunds over the aggregate amount of all such assets and receivables for Taxes which have been taken into account in calculating Working Capital in the Closing Statement; or

(ii)	the circumstances underlying the Tax Refund have excluded or reduced a Tax Claim pursuant to clause 12.

(b)
Purchaser shall use, and shall procure that the Target Companies will use, reasonable efforts to comply with any formal requirements to be met after the Financial Closing Date for the recovery of any Tax Refund. Purchaser shall promptly notify Sellers in writing of the receipt of the Tax Refund. Any amount payable to Sellers pursuant to this clause 12.4 shall be due and payable within ten (10) Business Days after the Tax Refund has been received by the relevant Target Company. Purchaser shall deliver, for the next ten (10) calendar years following the Financial Closing Date, to Sellers within six (6) months following the end of a calendar year a written statement stating whether and to what extent payment obligations of Purchaser pursuant to this clause 12.4 have arisen during the previous calendar year. Sellers shall be entitled to review such statement at its own Costs and Purchaser shall, and shall procure that the Target Companies will, provide to Sellers upon Sellers' request all information and documentation reasonably requested by Sellers for such review.

5.	Overprovisions

(a)
If any member of Purchaser German TopCo Group becomes aware that any liability, provision or reserve for Taxes (generally only for liabilities, provisions or reserves included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2, however, in case of payroll tax, irrespective of whether such liability, provision or reserve is included in a line item described or identified as tax liability, tax provision or tax reserve in Schedule 2) which have been taken into account in calculating Working Capital in the Closing Statement is likely to be an Overprovision (other than to the extent the Overprovision would arise or be increased as a result of any retrospective change in the law after the Financial Closing Date or any Purchaser's Relief) Purchaser shall promptly give details of such likely Overprovision by written notice to Sellers.

(b)
Purchaser shall deliver, for the next ten (10) calendar years following the Financial Closing Date to Sellers within six months following the end of a calendar year a written statement stating whether and to what extent Overprovisions have arisen during the previous calendar year. Sellers shall be entitled to review such statement, and Purchaser shall, and shall procure that the Target Companies will, provide to Sellers upon Sellers' request such information and documentation reasonably requested by Sellers in order to verify the amount of the relevant Overprovision.

(c)	If an Overprovision has arisen, the amount of such Overprovision shall be:

(i)	set off against any payment then due from Sellers to Purchaser under this clause 12; and

(ii)	(to the extent there is any excess) promptly paid by Purchaser to Sellers.
For the avoidance of doubt, such amounts which were already set off or paid out shall reduce the aggregate amount of specific liabilities and provisions that limits the Sellers’ liability pursuant to clause 12.2(a)(i).

(d)
Any amount payable to the Seller pursuant to clause 12.5(c)(ii) shall be due and payable within twenty (20) Business Days after receipt of the relevant written statement pursuant to clause 12.5(b) by Sellers but at the latest within seven (7) months following the end of the respective calendar year.

6.	Tax Covenants of Purchaser; Reverse Tax Indemnification; Reverse Tax Saving

(a)
The Purchaser shall - without Sellers' prior written approval - not take, and shall procure that after Closing no member of Purchaser German TopCo Group will take, any action, or omit to take any action, including the making of any Tax elections, the effect of which could give rise to any Tax Liability (including any Tax Claim pursuant to clause 12.1) of any member of Sellers' Groups, or result in any increase thereof, or in the reduction of any Tax Saving, including any action or omission of action:

(i)	performed after Closing with retroactive effect to a period before the Financial Closing Date; or

(ii)	with respect to Tax accounting methods not consistent with Sellers' Groups practice prior to the Closing Date;
unless such action or omission of action, as the case may be, is (v) required by mandatory law, (w) carried out in circumstances where Purchaser did not know and could, acting diligently and after due inquiry (in particular with the relevant Target Company concerned), not have known that it could give rise to the Tax Liability in question, (x) carried out or effected under a legally binding obligation entered into on or before Closing by any Target Company or any member of Sellers' Groups, or (y) required to effect a Carve Out Step or otherwise required to effect the Carve Out if and to the extent it is required to be implemented under an obligation pursuant to clause 2, Schedule 13 or required to effect any measure contemplated in the Transaction Documents, and (z) provided that in the case of a failure to make an election, claim or relief which has been taken into account in the Closing Statement or the disclaimer by Purchaser or by a Target Company after the Closing Date of any election, claim or relief the claim for which was taken into account in the Closing Statement, this clause shall apply to the extent the relevant election, claim or relief has been notified by the Sellers in writing at least ten (10) Business Days prior to the last date on which such election, claim or relied can be validly made or, as the case may be, disclaimed, it being understood that nothing hereunder shall exclude or limit Purchaser's obligations under clause 12.10.

(b)
Unless requested otherwise by the Sellers in writing, Purchaser shall not, and shall procure that after Closing none of the Target Companies shall make any election under (x) section 336 or section 338 of the U.S. Internal Revenue Code (or any comparable applicable provision of state, local or non-US Law) with respect to the acquisition of a Target Company or (y) section 301.7701-3 of the U.S. Treasury Regulations with respect to any Target Company that is effective on or before the day after Closing.

(c)	Purchaser shall pay Sellers an amount equal to any Tax Liability for which any member of Sellers’ Groups is liable in consequence of:

(i)	any member of Purchaser German TopCo Group which is primarily liable for such Tax Liability failing to discharge such Tax Liability; or

(ii)
a Target Company being at any time a member (or the parent) of the same Tax Group as any past or present member of Sellers’ Groups, where the Tax is attributable to any Target Company and not to any past or present member of the Sellers’ Groups, provided that the covenant in this clause shall not apply to the extent that Purchaser could claim payment in respect of the relevant Tax Liability under clause 6.5(g)(ii), 12.1 or 12.3 (taking into account the exclusions pursuant to clause 12.2and any other exclusions that would be applicable to such claim).

(d)
Purchaser shall pay to Sellers an amount equal to any Tax Saving (calculated in accordance with the principles set out in clause 12.2(a)(ii)) which has arisen to or for the benefit of any member of Purchaser German TopCo Group after the Financial Closing Date, but only if and to the extent that such Tax Saving:

(i)	arises as a consequence of a Target Company being a member of the same Tax Group as any member of Sellers’ Groups on or before the Financial Closing Date;

(ii)
arises from the same event or Income, Profits or Gains that have given rise or have increased an Actual Tax Liability of any member of Sellers' Groups due to a Tax assessment issued after the date hereof;

(iii)	has not been taken into account in calculating Working Capital in the Closing Statement; and

(iv)	for the avoidance of doubt, has not reduced a claim of the Purchaser pursuant to 12.2(a)(ii).
Clause 12.5(b) shall apply accordingly to Tax Savings within the meaning of clause 12.6(d).

(e)
If and to the extent Purchaser fails to comply with any of its obligations under clause 12.6(a), clause 12.6(b), or clause 12.10, and such failure has the effect that a Tax Liability arises or is increased Purchaser shall indemnify Sellers for all and any direct damages of any member of Sellers' Groups in connection with such Tax Liability to the extent it is caused or increased by such failure, unless and to the extent Purchaser provides reasonable evidence that the Tax Liability was not caused or increased by such failure.

(f)
Any amount payable to Sellers pursuant to this clause 12.6 other than clause 12.6(d) shall be due and payable within ten (10) Business Days after Purchaser has received Sellers' notice or written statement, provided that Purchaser shall not be required to make any payment earlier than five (5) Business Days before the relevant Tax becomes due or the relevant damage has arisen. Clause 12.2(a)(ii) through 12.2(a)(xv) shall apply mutatis mutandis. In respect of claims under clause 12.6(d), clause 12.5(d) shall apply mutatis mutandis.

7.	Tax Groups or Similar Consolidation Schemes
The subsidiary of Purchaser that acquires all the stock of Linde North America, Inc. shall (i) be treated as a corporation for U.S. Federal income tax purposes, and (ii) either (a) be a member of a group that joins in filing a consolidated return for U.S. federal income tax purposes as of the Closing Date or (b) elect to file a consolidated return for a new group that includes Linde North America, Inc. for the tax year that includes the day after the Closing Date. Purchaser shall procure that Target Companies that are U.S. corporations shall become members of such consolidated return group immediately upon the acquisition of all the stock of Linde North America, Inc. by such subsidiary of Purchaser.

8.	As-if Assessment
Any Tax assessment period starting prior to the Financial Closing Date and ending thereafter ("Straddle Period") shall be deemed to be split into one Tax assessment period ending on the Financial Closing Date and another Tax assessment period starting after the Financial Closing Date for the purpose of allocating Taxes which are assessed in respect of a Tax assessment period under this clause 12. The Taxes which are deemed to relate to the Tax assessment period ending on the Financial Closing Date shall be determined as follows:

(a)
In case of any Taxes based upon or related to income, gains, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, the amount of such Taxes shall be deemed to be the amount that would be assessed under the applicable Tax laws of the relevant jurisdiction if the relevant Tax assessment period and the relevant fiscal year of the Target Company ended on the Financial Closing Date (including the amount of Income, Profits or Gains that under such laws is deemed to be earned, accrued or received in such a notional Tax assessment period). Facts and circumstances reducing or increasing the amount of Tax payable that can be exclusively allocated to the time period before or after the Financial Closing Date, under the applicable Tax laws, shall be attributed accordingly, while other amounts which cannot be exclusively attributed to the time period before or after the Financial Closing Date, e.g., periodic Tax allowances like ordinary depreciations, shall be split up on the basis of an appropriate allocation key, being generally understood, unless Sellers and Purchaser agree on a more suitable allocation key, as the pro rata portion of the time of the taxable period or fiscal year elapsed on Closing. If a Target Company is a subsidiary of a Tax Group, its income shall be apportioned in accordance with the foregoing principles and an amount equal to the amount that would be assessed if the relevant Tax period ended on the Financial Closing Date shall be deemed to be attributed to the Tax Group parent and be taken into account when calculating the Tax Group parent's obligations prior to the Financial Closing Date.

(b)
In case of Taxes other than Taxes based upon or related to income, sales, transfers, gross receipts, wages, capital expenditures, expenses or any similar Tax base, the amount of such Taxes shall be deemed to be the amount that would be assessed under the applicable Tax laws of the relevant jurisdiction for the entire Tax assessment period multiplied by a fraction, the denominator of which is the number of days of the entire Tax assessment period and the numerator of which is the number of days of the portion of such Tax assessment period ending on the Financial Closing Date.

(c)
For the avoidance of doubt, the indemnities pursuant to clauses 12.1(c), 12.1(d), 12.1(e), 12.1(f) and 12.3 are not limited to Taxes which according to the foregoing principles are allocated to that part of the Straddle Period that is deemed to end on the Financial Closing Date.

9.	Time Limitations
Any claims under clause 6.4, clause 6.5(g)(ii), clause 12, clause 25.1 (to the extent relating to Taxes) shall be time-barred upon expiration of a limitation period of six (6) months after the relevant assessment has become un-appealable and finally binding (i.e. cannot be changed or amended under the applicable law) (but in no event prior to six (6) month after the Financial Closing Date), provided that claims of Sellers under clauses 12.4, 12.5 and 12.6(d) shall not be time-barred earlier than six (6) months after Purchaser's notification.

10.	Cooperation on Tax Matters

(a)
The Parties shall fully cooperate, and shall cause their representatives to fully cooperate, with each other in connection with all Tax matters (i) relating to any Pre-Financial Closing Date Tax Period or (ii) relating to the Straddle Period and/or (iii) which could reasonably be expected (x) to give rise to a Tax Liability of any member of Sellers' Groups or Purchaser German TopCo Group and (y) to give rise to a claim of either Party under this clause 12 or otherwise reasonably relates to this Transaction or the Carve Out, including the preparation and filing of any Tax Return or any allocation different from that set out in the Carve Out Purchase Price Allocation Schedule, Reverse Carve Out Purchase Price Allocation Schedule or Carve Out Deemed Contribution Allocation Schedule ("Relevant Tax Matter"). Cooperation between Purchaser and Sellers shall also include (but shall not be limited to) (i) the providing and making available by one Party to the other Party of all books, records and information, and (ii) the reasonable assistance of all officers and employees of any member of Sellers' Groups or Purchaser German TopCo Group, to the extent permitted by law and necessary or useful in connection with any Relevant Tax Matter.

(b)
After Closing, Purchaser shall prepare and file, or cause to be prepared and filed, when due all Tax Returns required to be filed on an individual or consolidated basis by any of the Target Companies, provided, however, that any Tax Returns to the extent relating to any Relevant Tax Matter ("Relevant Tax Return") shall be subject to the review and instructions of Sellers, provided that in case of a Straddle Period Tax Return, this shall only apply to that portion of the Straddle Period that ends on the Financial Closing Date or any other item which can reasonably be expected to give rise to a claim of either Party under this clause 12 or otherwise reasonably relates to this Transaction or the Carve Out. Relevant Tax Returns shall be consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period as well as the Tax Returns for previous Tax periods of the relevant Target Company submitting such Relevant Tax Return, unless the adopted policies, procedures, practices and election rights are not in compliance with mandatory law or applicable Tax laws require otherwise. Purchaser shall ensure that any Relevant Tax Returns to be reviewed by Sellers will be furnished to Sellers, in case of Tax Returns to be filed an a monthly basis not later than ten (10) Business Days, and all other Tax Returns, not later than thirty (30) Business Days prior to the due date of the Relevant Tax Return, that any changes and amendments to such Relevant Tax Returns requested in writing by Sellers at least five (5) Business Days prior to the due date of the Relevant Tax Return are made prior to filing, unless they are not in line with the requirements of the preceding sentence, and that all Taxes payable under such Relevant Tax Returns shall be timely paid. In case a Relevant Tax Return is due less than fifteen (15) Business Days after the expiration of the relevant Tax assessment period, the Parties shall use reasonable endeavours in order to ensure that the relevant filing deadlines are met, which includes that Purchaser shall ensure that the Relevant Tax Return is furnished to Sellers as soon as reasonably practical and Sellers shall ensure the any written request for changes and amendments are made as soon as reasonably practical. If Sellers and Purchaser acting in good faith fail to reach an agreement on the contents of the Relevant Tax Returns, the Relevant Tax Returns shall be filed according to the instructions of Sellers (unless unreasonable), except if and to the extent that these instructions do not comply with mandatory law. This clause 12.10(b) applies accordingly to the amendment of any Relevant Tax Return (irrespective of whether the Relevant Tax Return was initially filed prior to or after the Financial Closing Date).

(c)
Prior to the Closing Date, Sellers and Purchaser shall cooperate in good faith to agree on (i) an allocation schedule (the "Carve Out Purchase Price Allocation Schedule") allocating the Carve Out Purchase Price (and all other capitalized costs) among the Carve Out Assets and (ii) an allocation schedule (the "Reverse Carve Out Purchase Price Allocation Schedule") allocating the Reverse Carve Out Purchase Price (and all other capitalized costs) among the Reverse Carve Out Assets, each in accordance with section 1060 of the U.S. Internal Revenue Code and any applicable provisions of law. To the extent Sellers and Purchaser fail to agree on such allocation of the Carve Out Purchase Price or the Reverse Carve Out Purchase Price, the disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Sellers and Purchaser (the "Tax Accountant") and Section 4(b) through (f) of Schedule 4 shall apply mutatis mutandis to the engagement of the Tax Accountant and its determination of the Carve Out Purchase Price Allocation Schedule and the Reverse Carve Out Purchase Price Allocation Schedule. All relevant members of Sellers' Groups and Purchaser German TopCo Group shall file all U.S. federal, state, and local income Tax Returns

(including, but not limited to Internal Revenue Service Form 8594) and determine all U.S. Federal, state, and local income Taxes in a manner consistent with the Carve Out Purchase Price Allocation Schedule and the Reverse Carve Out Purchase Price Allocation Schedule, unless required to do so by applicable law. Neither Sellers nor Purchaser shall take any position (including, without limitation, in any audit or judicial or administrative proceeding or otherwise) that is inconsistent with the Carve Out Purchase Price Allocation Schedule, unless required to do so by applicable law. In the event that the Carve Out Purchase Price Allocation Schedule or the Reverse Carve Out Purchase Price Allocation Schedule is disputed, in whole or in part, by any Tax Authority, the Parties shall proceed in accordance with clauses 12.10(e) and 12.10(f).

(d)
Prior to the Closing Date, Sellers shall deliver to Purchaser an allocation schedule (the "Carve Out Deemed Contribution Allocation Schedule") allocating the gain recognized by Linde Delaware Investments, Inc. among the assets deemed transferred to Linde Gas North America LLC as a consequence of Linde Gas North America LLC electing under section 301.7701-3 of the U.S. Treasury Regulations to be treated as an association taxable as corporation for U.S. federal tax purposes. All relevant members of Sellers' Groups and Purchaser German TopCo Group shall file all U.S. federal, state, and local income Tax Returns and determine all U.S. federal, state, and local income Taxes in a manner consistent with the Carve Out Deemed Contribution Allocation Schedule. Neither Sellers or any member of the Sellers' Groups nor Purchaser or any member of Purchaser German TopCo Group shall take any position that is inconsistent with the Carve Out Deemed Contribution Allocation Schedule. In the event that the Carve Out Deemed Contribution Allocation Schedule is disputed, in whole or in part, by any Tax Authority, the Parties shall proceed in accordance with clauses 12.10(e) and 12.10(f).

(e)
If, after Closing, any Tax Authority informs any member of Purchaser German TopCo Group in written form of a proposed audit, assessment, dispute or other material circumstance relating to any Relevant Tax Matter ("Relevant Tax Proceeding"), Purchaser shall notify Sellers of such Relevant Tax Proceeding in reasonable detail and make available to them copies of the received documents and upon written request other relevant documents of the Target Companies reasonably pertaining thereto. Purchaser shall give such notice and deliver copies of such documents without undue delay, at the latest within five (5) Business Days in the case of Tax issues which a statutory limitation period is connected to, and within ten (10) Business Days if no statutory limitation period is connected therewith, after any member of Purchaser German TopCo Group has received such written information and documents.

(f)
Purchaser shall not, and shall cause any member of Purchaser German TopCo Group not to, apply for or initiate any audits, disputes, administrative, judicial or other proceedings related to any Relevant Tax Proceeding without the prior written consent of Sellers (not to be unreasonably withheld or delayed). Purchaser agrees, and shall cause any member of Purchaser German TopCo Group:

(i)	to give Sellers the opportunity to participate in any audits, disputes, administrative, judicial or other proceedings related to any Relevant Tax Proceeding;

(ii)	to comply with any reasonable written instructions given by Sellers in relation to the conducting of such proceedings;

(iii)	not to settle any Relevant Tax Proceeding without Sellers' written consent (not to be unreasonably withheld or delayed); and

(iv)	to challenge and litigate any Tax assessment or other decision of any Tax Authority related to such Relevant Tax Proceeding if reasonably requested and as reasonably instructed by Sellers in writing.
Any external Costs reasonably incurred in connection with such proceedings shall be borne by Sellers who bear their own (internal and external) Costs. For the avoidance of doubt, this shall include any external Costs reasonably incurred in connection with any Tax proceeding and/or Tax litigation of any of the Brazilian Entities relating to the Pre-Financial Closing Date Tax Period or that of portion of the Straddle Period that ends on the Financial Closing Date.

11.	No additional rights or remedies

(a)	Unless explicitly provided otherwise in this Agreement, Taxes shall be exclusively governed by clause 12.

(b)
The Parties agree that the allocation of responsibility in respect of Taxes as contemplated in this Agreement shall not be undermined, circumvented or overruled by any covenants, indemnities, or other claims which any member of Sellers' Groups, Purchaser German TopCo Group or any Target Company may have on the basis of other agreements or any other legal basis. In order to achieve this goal, the Parties agree that in cases where any such claim would economically result in an allocation which departs from the allocation as foreseen in this Agreement, the Parties will put each other in a position as if no such other claim existed to the extent such other claim would lead to an allocation which is not consistent with the allocation as foreseen in this Agreement. The Parties are aware that there will be certain other agreements which will govern the relations between Sellers' Groups on the one hand and Purchaser German TopCo Group on the other hand with respect to the period from the Financial

Closing Date onwards (such as the Transitional Services Agreements, the IP Agreements or the Product Supply Agreements but for the avoidance of doubt not including the Carve Out Agreement) and agree that any clause that is dealing with the tax treatment of the underlying supplies and services provided for in these agreements shall remain unaffected by the foregoing principles.

12.	Miscellaneous

(a)
The determination and calculation of any claims under clause 12 is to be made in a manner which avoids any economic double-counting effect that could lead to an overcompensation or undercompensation for Taxes, Tax Savings, Tax Refunds, Overprovisions or any other points of reference for such payment claims (which may, for instance, result from the interaction with the calculation of the Final Purchase Price and/or Final Inter-Company Payment Amount).

(b)
Any claims under clause 12 shall be calculated on a pro rata-basis which reflects, as the case may be on a look through basis, the percentage of the direct or indirect ownership in the respective Target Company or JVCo as it is acquired by Purchaser under this Agreement.

(c)
Other than set out in this clause 12, nothing in this Agreement constitutes an express or implied guarantee or creates any liability of Sellers of or for any future Tax treatment of a Target Company or the existence of any Tax attribute available to any Target Company, for instance, the application of a preferential Tax rate, the availability or amount of any Tax loss carry forwards, the Tax basis of any asset, the volume of depreciation.

(d)
If, after any Party has made a payment to the other Party on account of any claim under clause 12, it turns out that such payment was an overpayment (e.g., on the basis of a subsequent reassessment of the relevant Tax or a Tax Refund underlying such claim), the payee shall pay to the payer an amount equal to the overpayment (plus an amount equal to any net interest received or, as the case may be, interest payable by any member of Sellers' Groups or Purchaser German TopCo Group).

(e)
For the avoidance of doubt, Tax Claims related to a Target Company will continue to exist and not be affected if such Target Company ceases for any reason to be a member of Purchaser German TopCo Group.

(f)
The Seller shall take all commercially reasonable efforts to cause each of Cliffside Helium, LLC and Cliffside Refiners, LP to make an election under Section 754 of the U.S. Internal Revenue Code to adjust the basis of their property upon transfer of interests such entities in connection with the Carve Out.

13.	Interpretation
In this clause 12 and as regards the determination of Taxes in Working Capital:

(a)
any reference to Income, Profits or Gains earned, accrued or received on or before a particular date or in respect of a particular period shall include Income, Profits or Gains which for Tax purposes are deemed to have been or are treated or regarded as earned, accrued or received on or before that date or in respect of that period;

(b)
any reference to an act, omission, transaction, potential knowledge or knowledge of the Purchaser shall include an such act, omission, transaction, potential knowledge or knowledge of the Local Purchasers;

(c)
Tax is attributable to a person (the "Attributed Entity") and not to another person if and to the extent that it is Tax which is payable by reference to the Income, Profits or Gains, transaction, activities, assets, capital or liabilities of the Attributed Entity and not of the other person.

14.	Purchaser Warranties
Purchaser warrants to Sellers that as at the date of this Agreement, the warranties set out in clauses 13.1 through 13.6 are true and accurate in all material respects ("Purchaser's Warranties"). Purchaser's Warranties shall be deemed to be repeated immediately before Closing (except for the Purchaser’s Warranty under clause 13.5(b)) by reference to the then existing facts and circumstances.

1.	Incorporation
Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has the power to conduct its business as conducted at the date of this Agreement.

2.	Corporate Authorisations

(a)
Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Closing Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would adversely affect to a material extent its ability to enter into and perform its obligations under this Agreement.

(b)
This Agreement and each of the Transaction Documents to which Purchaser is or will be a party will, when executed, constitute legal, valid and binding obligations of Purchaser in accordance with their terms.

3.	No Breach
Entry into and performance by Purchaser of this Agreement and/or any Transaction Document to which it is party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject, where applicable, to fulfilment of the Closing Conditions) result in a breach of any laws or regulations in its respective jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Entity or regulatory authority, where (in either case) failure to obtain them would adversely affect to a material extent its ability to enter into and perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4.	Insolvency
Purchaser is neither insolvent nor bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due nor has entered into any arrangement (whether by court process or otherwise) with its creditors or any class of its creditors (except as set forth in the Debt Commitment Letter). The Purchaser has not received any written notice concerning or is otherwise aware of the appointment of an administrator or a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the business of Purchaser as carried on as at the date of this Agreement. No order has been made or resolution has been passed for the winding up of Purchaser and no petition presented for that purpose.

5.	No Delay regarding Closing Conditions

(a)
Purchaser is not subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Closing Conditions.

(b)
As of the date hereof to the knowledge of Dr. Christian Daniel Pindur and Memet Can Toygar neither any entity of the CVC Portfolio Companies nor other portfolio companies of funds advised by any CVC Persons nor any entity Controlled by the Purchaser, either directly or indirectly, has any undertakings operating in an industry the control of which may, in the reasonable and carefully analysed opinion of such persons, be expected to prevent the satisfaction of the SPA Clearance Condition. As of the date hereof, Dr. Christian Daniel Pindur and Memet Can Toygar are not aware of any intention of any entity of the CVC Portfolio Companies or of any other portfolio company of funds advised by any CVC Persons or any entity Controlled by the Purchaser to acquire directly or indirectly control in any undertakings which give rise to an opinion deviating from the opinion in the preceding sentence.

6.	Available Funds
Purchaser has equity commitments and committed loan facilities which will at Closing provide in immediately available funds the necessary cash resources to pay the Initial Purchase Price and the Initial Inter-Company Payment Amount and meet its other obligations under this Agreement provided that this warranty shall be subject to the terms of the Equity Commitment Letter and the Debt Commitment Letter.

15.	Intellectual Property, Branding

1.	No Rights in Sellers' Trademarks
Save as provided for in clause 14.2 or in the Transitional Services Agreements, nothing in this Agreement shall give to any member of Purchaser Group any rights (including with respect to Intellectual Property Rights) in any Sellers' Trademarks or Sellers' Images. All such rights owned by Sellers Groups shall continue to vest in the relevant member of Sellers' Groups.

2.	Restrictions on Use of Sellers' Trademarks and Sellers' Images by Purchaser

(a)	Subject to this clause 14.2 and save as provided for in the Transitional Services Agreements, from the Closing Date, Purchaser shall, and shall procure that each member of Purchaser Group will,

(i)	in any form and manner refrain from

1.
using and displaying and, if used prior to the Closing Date, cease to use and display, and remove, (i) any Names which include (in whole or in part) any of Sellers' Trademarks, including as corporate mark, business name or as name affix, and (ii) any Sellers' Images;

2.
    using the custom fonts used by Sellers at Closing other than in the context of informational, promotional or marketing materials of the Business existing on the Closing Date (for which clause 14.2(a)(ii) shall apply); or

3.	holding itself out as having any current affiliation with any member of either of Sellers' Groups; and

(ii)
take, at its own cost, all actions reasonably necessary to ensure the discontinuation of the use of the Names including (in whole or in part) any of Sellers' Trademarks, as well as any Sellers' Images, for, or in relation to, the operations of the Business without undue delay, including any actions necessary to eliminate the use of such Names and such Sellers' Images within six (6) months of the Closing Date from

1.
stationery (including letterhead, business cards, schedules, inventories, agreements, customer agreements, publicity releases and forms), informational, promotional or marketing materials, websites, e-mails and any other communication or documents (print or electronic) of, used in connection with, or related to, the Business;

2.	buildings, interior décor items, fixtures and furnishings, displays, signs and signage on or at buildings and on street signs providing directions to the sites of the Business; and

3.
from tools and products relating to the Business and any materials (print or electronic) used in connection with, or related to, any products or services of the Business, provided that any Names including (in whole or in part) any of Sellers' Trademarks, if any,

(A)
- subject to clause 14.2(b)(ii) - on any neckring of cylinders (but, for the avoidance of doubt, not the shoulder) being part of the Business, but on the Closing Date not located at a site of the Business, shall have to be removed only upon the first cylinder testing of the cylinder at a cylinder testing facility undertaken in the regular cylinder testing period in accordance with the regular course of business (occurring after a transition period of at least one (1) month) by, or on behalf of, any member of Purchaser Group after the Closing Date (but, in any event, within five (5) years of the Closing Date);

(B)
- subject to clauses 14.2(a)(ii)3.(A) and 14.2(b)(ii) - on any cylinders being part of the Business, but on the Closing Date not located at a site of the Business, shall have to be removed only upon the first filling of the relevant cylinder by, or on behalf of, any member of Purchaser Group after the Closing Date (but, in any event, within fifteen (15) months of the Closing Date); and

(C)
on any freezers, tanks or other installations being part of the Business, but not located at a site of the Business on the Closing Date, shall have to be removed only upon the first routine inspection or other visit (e.g. for maintenance or re-filling) of the relevant freezer, tank or other installation by, or on behalf of, any member of Purchaser Group after the Closing Date (but, in any event, within twelve (12) months of the Closing Date).

(b)	The Sellers acknowledge and agree that:

(i)	Purchaser is permitted to continue making use of Sellers' Trademarks (excluding any logos, designs or stylised versions of Sellers' Trademarks) and the Seller's Images:

1.
with respect to such Sellers' Trademarks, when accurately describing any products or services as having been originated by the relevant Sellers' Group in its operation of the Business prior to Closing;

2.
with respect to such Sellers' Trademarks, in the framework of Purchaser Group being allowed to sell out or otherwise dispose of any branded inventory of the relevant Seller's private label hard goods (in line with the exclusion of any representations and warranties), during a reasonable period of time (which shall in no case exceed twelve (12) months) from the Closing Date; and

3.
with respect to such Sellers' Trademarks contained in URLs, to the extent Purchaser is not in a position to procure, by the Closing Date, the availability of an alternative URL that does not include (in whole or in part) any of Sellers’ Trademarks, during a reasonable period of time (which shall in no case exceed six (6) months) from the Closing Date.

(ii)
with respect to cylinders of the Business in Canada only, except for any cylinders which are used for healthcare regulated gases, no member of Purchaser Group shall be obliged to remove or obliterate any Sellers' Trademarks engraved in, or otherwise permanently affixed to, the cylinders (i) not containing "Linde"; and/or (ii) from the neck (but, for the avoidance of doubt, not the shoulder) of any cylinders; and

(iii)	no member of Purchaser Group shall be obliged to remove or obliterate any Sellers' Trademarks:

1.	from any executed agreements or copies thereof, in existence prior to the Closing Date; or

2.	from any internal documents, not customer-facing, in existence prior to the Closing Date that are used for internal purposes only.

(c)	Purchaser shall, and shall procure that each member of Purchaser Group will, to the extent not effected before the Closing Date, transfer with effect as of the Closing Date to the relevant

Seller for no consideration any rights the Business might have acquired by its use of a Name or otherwise in any of Sellers' Trademarks.

(d)
Purchaser shall, in exercising any of its rights under this clause 14.2 always act in accordance with fair market practices and considering to the fullest extent the good name, reputation and goodwill of Sellers' Groups, their products and services.

(e)
Purchaser recognises the value of the publicity and goodwill associated with Sellers' Trademarks, acknowledges that Sellers’ Trademarks have acquired secondary meaning, and that all related rights and goodwill belong exclusively to the relevant member of Sellers' Group.

(f)
Purchaser shall, and shall procure that each member of Purchaser Group will, only use Sellers' Trademarks in accordance with Sellers Groups' trademark policies established by the relevant member of Sellers' Group, which policies may be amended from time to time. Purchaser shall not use, display, advertise or promote any other mark, brand name, trade name, label, seal or symbol in any manner that, in the opinion of the relevant member of Sellers' Group, may be confusingly similar to or an imitation of Sellers' Trademarks.

(g)
Upon reasonable notice, one or more Sellers may make inspections during Working Hours of all Purchaser Group's records regarding use of Sellers' Trademarks and may inspect all operations and practices to the extent related to the use of Sellers’ Trademarks including the selling or disposing of branded inventory under clause 14.2(b)(i)2.

3.	Ownership; No Further Obligations
The Purchaser acknowledges that:

(a)
subject to any (contemplated) transfers under the Carve Out Agreements in accordance with Schedule 13, as between Sellers and their Affiliates on the one hand, and Purchaser and the members of the Purchaser Group on the other hand, Sellers (or any of their respective members of Sellers' Groups) own Sellers' Trademarks and Sellers' Images, and neither Purchaser nor any member of Purchaser Group shall contest such ownership allocation as between Sellers and Purchaser (and the respective members of Sellers' Groups and Purchaser’s Group);

(b)	Sellers and their Affiliates have no obligation to maintain or enforce any of Sellers' Trademarks; and

(c)	Sellers and their Affiliates have no obligation to provide to Purchaser:

(i)	any assistance, training, advice, maintenance or services of any kind with respect to Sellers' Trademarks or Sellers' Images; or

(ii)	any physical or tangible materials in any form or media containing any of Sellers' Trademarks or Sellers' Images.

4.	Specific Indemnification
The Purchaser agrees and undertakes to indemnify Sellers, PLC and/or its respective Subsidiaries for any and all Costs and Liabilities incurred by any member of Sellers' Groups arising from, or in connection with any third party claims arising out of, or relating to any use of Sellers' Trademarks and/or Sellers' Images by any member of Purchaser Group after the Closing Date other than in compliance with this clause 14.

5.	Joint Notice
On or as soon as possible after the Closing Date, Purchaser and Sellers shall send out a joint notice in a form and to a list agreed between Sellers and Purchaser, such agreement not to be unreasonably withheld or delayed, of the suppliers, customers and clients of the Business advising them of the transfer of the Business.

16.	Pre-Closing Covenants

1.	Conduct of Business

(a)
From the date of this Agreement until Closing, Sellers shall procure that the Business is carried on, in all material respects, in the ordinary course (including continuation of making capital expenditures and expenditures re the US projects in accordance with the budget), except

(i)	for the actions, agreements, commitments, payments, transactions or other measures foreseen, permitted or reflected under this Agreement, the Transaction Documents or the Carve Out Agreements;

(ii)
any measures, actions or omissions to act aimed at, in connection with or relating to the separation of the Target Companies or JVCos from Sellers' Groups in the context of the Transaction and the Carve Out;

(iii)	any action or measure pursuant to requirements or requests of a Governmental Entity in connection with obtaining the BCA Clearance Condition;

(iv)	any action or measure pursuant to requirements or requests of a Governmental Entity in connection with obtaining of the SPA Clearance Condition or the Healthcare Approval;

(v)
any action, measure, omission to act, requirement or request by any monitoring trustee (or similar) appointed in connection with obtaining the BCA Clearance Condition, the SPA Clearance Condition or the Healthcare Approval;

(vi)
any action or measure to comply with requirements or requests by any Colombian Governmental Entity regulating the healthcare sector, or otherwise required to comply with Colombian Law regulating the healthcare sector in connection with obtaining the Healthcare Approval; or

(vii)
for decisions outside the ordinary business course, with the prior consent in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, and deemed to be granted if Purchaser has not responded to a request from a Seller for consent within ten (10) Business Days following the date of such request

((i) through (vii) the "Permitted Actions").

(b)	From the date of this Agreement until Closing, Sellers shall further procure that except for Permitted Actions:

(i)	there is no change of the articles of association of a Target Company;

(ii)	there is no merger, spin-off, change of legal form or similar measures involving or otherwise directly affecting any Target Company;

(iii)	no Target Company declares or pays any dividend or other distribution other than to another Target Company (whether in cash, stock or in kind), or reduces its paid-up share capital;

(iv)
between the Financial Closing Date and Closing (or the Deferred Closing, as the case may be) no direct or indirect distribution nor any other Leakage occurs and that no Target Company enters into any agreement or commitment resulting in a Leakage after the Financial Closing Date;

(v)	no Target Company creates, allots or issues or agrees to create, allot or issue any share capital (other than to another Target Company);

(vi)	no Target Company creates any Third Party Rights over share capital held by it (other than for the benefit of another Target Company);

(vii)
no Target Company sells or purchases or disposes of (other than to another Target Company) any interest in any share or loan capital or other security or interest in a company or business with a value in excess of five million (5,000,000) USD;

(viii)
unless included in the budget, (i) no Target Company sells or purchases or disposes of other than to another Target Company any fixed assets (including Properties or rights in relation to pipelines) with a value in excess of five million (5,000,000) USD and (ii) the Target Companies, taken as a whole, do not sell or purchase or dispose of other than to another Target Company any fixed assets with an aggregate value in excess of five million (5,000,000) USD;

(ix)
unless included in the budget, no Target Company sells or disposes of any of the Properties or terminates any rights to use for any of the Properties, except to the extent such sale or disposal (a) occurs in the ordinary course of business or (b) does not negatively materially affect the use of the respective pipeline;

(x)	unless included in the budget, no Target Company makes any investments or capital expenditures in excess of five million (5,000,000) USD (exclusive of VAT) in the case of any single item;

(xi)
no Target Company enters into or terminates any contract or incurs any commitment which has a value or is likely to involve expenditure in excess of five million (5,000,000) USD per annum (excluding VAT) which cannot be terminated or performed within its terms within one (1) year after the date on which it is entered into; the requirement for consent shall, however, not apply if such expenditures occur in the ordinary course of business (for example, but not limited to, a tender for an on-site plant);

(xii)	no Target Company enters into any guarantee, indemnity or other agreement to secure any obligation of a third party (other than another Target Company);

(xiii)
no Target Company (i) institutes or settles any litigation where that action is likely to result in a payment to or by a Target Company of five million (5,000,000) USD or more (except for collection in the ordinary course of trading debts) (ii) settles an insurance claim in excess of five million (5,000,000) USD materially below the amount claimed;

(xiv)	no Target Company makes any change to its accounting practices or policies, except as required by applicable law or applicable generally accepted accounting principles;

(xv)
no Target Company changes its residence for any Tax purpose (including for the purpose of a double taxation arrangement), or creates a permanent establishment in a jurisdiction in which it is not so resident;

(xvi)
no Target Company changes the conduct of its Tax affairs, including its methods, policies, principles or practices of Tax accounting or methods of reporting or claiming any amounts for Tax purposes, in a manner which is inconsistent with such conduct prior to the date of this Agreement, unless required by Law;

(xvii)	no Target Company enters into any agreement with any Tax Authority if such agreement also relates to periods after the Financial Closing Date;

(xviii)	no Target Company agrees, conditionally or otherwise, to do any of the foregoing.

(c)
For the purposes of applying a reference to a monetary threshold expressed in USD with respect to clause 15.1, an amount in a different currency shall be deemed to be an amount in USD translated at the Exchange Rate at the relevant date on which the respective action is taken.

2.	Regulatory Permits
Sellers shall, and shall procure that the relevant Local Seller and the relevant Target Company will, between the date of this Agreement and the Closing Date (i) apply, upon Purchaser's reasonable and detailed request and at Purchaser's Cost, for any regulatory permit, license or authorisation ("Regulatory Permit") for the relevant Target Company (or any amendment of existing Regulatory Permits) which it does not already have and is required for the Target Company to carry on the Business in a manner consistent with past practice, and use reasonable efforts to obtain such Regulatory Permit prior to Closing and, (ii) in case (i) cannot be completed by Closing, agree with Purchaser upon appropriate transitional arrangements to be entered into by the relevant member of Sellers' Groups and the relevant Target Company for a transition period between Closing and the date the required Regulatory Permit will have been obtained, such agreement not to be unreasonably withheld or delayed.

3.	Insurance
From the date of this Agreement until (and including) the Closing Date, members of Sellers' Groups shall and shall procure that the Target Companies ensure that all material policies of insurance maintained by them in respect of the Business continue in full force and effect and take no action / grant no consent that any JVCo reduces the scope of insurance other than required by law or fiduciary duties.
Upon Closing, all insurance cover arranged in relation to the Business by the Sellers' Groups, other than insurance cover held by the Target Companies and JVCos with a third party and being unrelated to group insurance policies arranged by the Sellers' Groups, shall cease and no member of the Purchaser Group shall make any claim under any such policies in relation to insured events arising after Closing. Sellers and any members of Sellers' Groups shall be entitled to make arrangements with its insurers to reflect this clause.

4.	Financing cooperation
Prior to Closing, the Sellers shall use and shall (subject to any legal limitations) cause the Target Companies to use commercially reasonable endeavours to provide to the Purchaser, at the Purchaser’s sole expense, such cooperation as the Purchaser may reasonably request for the purposes of assisting the Purchaser in respect of (i) the preparation of its debt financing (including syndication) arrangements and (ii) the preparation of the refinancing of the existing financing (including hedging), bank guarantee or similar requirements of the Target Companies which have to be refinanced upon Closing due to change of control or similar provisions or need to be repaid by Closing under the terms of the Purchaser's debt financing or such other financing which is to be repaid and/or cancelled within 30 (thirty) calendar days of the Closing Date or, with respect to the Colombian Entities, within 30 (thirty) calendar days of a Deferred Closing, as the case may be, including any change of control or similar waivers, security releases, and the submission of prepayment and other notices, in connection with the transactions contemplated under this Agreement and the other Transaction Documents.
The Sellers and the Purchaser shall cooperate (each acting reasonably) prior to the Closing Date to identify the Financial Debt that is subject to any cancellation right of the financing party due to a change of control or similar provision that may be triggered by virtue of the transactions contemplated by this Agreement or other Transaction Documents or shall otherwise be repaid and/or cancelled within 30 (thirty) days of the Closing Date or, with respect to the Colombian Entities, within 30 (thirty) days of a Deferred Closing, as the case may be, and to identify any Prepayment Amounts in respect thereof.
Nothing in this clause 15.4 shall require any member of the Sellers' Groups or any Target Company to take any action under this clause 15.4 to the extent doing so would (A) interfere or disrupt unreasonably with the business or operations of any member of the Sellers' Groups or any Target Company or (B) require any member of the Sellers' Groups or any Target Company to take any action that would conflict with or violate any such entity's (x) constitutional documents, (y) any of its contracts or duties of confidentiality unless each recipient of the information agrees to back-to-back confidentiality agreements or (z) any laws or (C) result in any member of the Sellers' Group or any Target Companies or any of their respective officers, directors, employees, advisors, agents or other representatives incurring or exposing itself to any personal liability or (D) require any member of the Sellers' Groups or any Target Company to enter into any documentation or to make any declarations or statements or to assume, incur or exposing itself to any liability or obligations (other than (i) any prepayment and/or cancellation notices in connection with any Financial Debt which can effectively be made and are so made explicitly subject to Closing having occurred and / or (ii) any documentation by the Target Companies (including release documentation) which is only released and effective as from the Closing).
Purchaser shall indemnify, defend and hold each member of the Sellers' Groups, each Target Company and each of their respective representatives (i.e., employees, officers, directors, advisers and other representatives) harmless from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorneys' fees) incurred by such member of the Sellers' Groups or Target Company and their respective representatives in connection with any action or support granted under this clause 15.4 except to the extent that such liabilities, losses, damages, costs, and expenses arise out of gross negligence or wilful misconduct by a member of Sellers' Groups or a Target Company.
The Sellers shall only be liable for a breach of the obligations under this clause 15.4 in case of wilful misconduct and/or gross negligence.

5.	Deferred Payment
To the extent

(a)
the Cash as set forth on the Estimated Closing Statement, other than Cash due to the LLC Receivable (if any) and an amount of CAD 150,000,000 due to the Canada Cash Amount, exceeds an amount of USD 75,000,000, (any such excess amount "Cash Excess Amount"), at the written request of Purchaser to be provided to Sellers at least five (5) Business Days prior to the Closing, an amount equal to the Cash Excess Amount shall not be due and payable at Closing, but shall be deferred by Sellers for a period of up to six (6) months following the Closing Date as determined by Purchaser in its written request without bearing any interest; and

(b)
- acknowledging that notwithstanding any other provisions of this Agreement no member of the CVC Network or Messer Group or Purchaser Group shall be obliged to contribute additional capital or assets, other than contributed to the Purchaser and up to USD 43,750,000 to the Sister Company in accordance with the Equity Commitment Letter -

in case of a Perimeter Change the Perimeter Change Equity Value exceeds an amount of USD 25,000,000 up to USD 125,000,000 (any such excess amount "Perimeter Change Excess Amount I"), at the written request of Purchaser to be provided to Sellers prior to the Closing, an amount equal to the Perimeter Change Equity Value Excess Amount I shall not be due and payable at Closing, but shall be deferred by Sellers for a period of six (6) months following the Closing Date as determined by Purchaser in its written request without bearing interest; and

(c)
- acknowledging that notwithstanding any other provisions of this Agreement no member of the CVC Network or Messer Group or Purchaser Group shall be obliged to contribute additional capital or assets, other than contributed to the Purchaser and up to USD 43,750,000 to the Sister Company in accordance with the Equity Commitment Letter -

in case of a Perimeter Change the Perimeter Change Equity Value exceeds an amount of USD 125,000,000 (any such excess amount "Perimeter Change Excess Amount II"), at the written request of Purchaser

(i)	to be provided to Sellers prior to Closing, together with

(ii)
the specification of the acquiring company (ringfenced, including financially from Purchaser's debt financing for the period until the simultaneous payment of the full deferred amount under this clause 15.5(c)), a direct or indirect Subsidiary of Purchaser German TopCo other than Platin 1597. GmbH (commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111627) and its Subsidiaries, (such acquiring company "Sister Company"), to acquire the assets or businesses underlying the Perimeter Change Excess Amount II, and

(iii)	proof of the funding of the Sister Company with capital equal to 25% (twenty five per cent) of the Perimeter Change Excess Amount II, but not exceeding USD 43,750,000, the assets or businesses underlying the Perimeter Change Excess Amount II shall be acquired by the Sister Company and an amount equal to the Perimeter Change Excess Amount II minus the funding set forth in (iii) shall not be due and payable at Closing, but shall be deferred by Sellers for a period of six (6) months following the Closing Date without bearing interest.
The Purchaser may determine the allocation of Perimeter Changes between Purchaser and its Subsidiaries on the one hand and Sister Company and its Subsidiaries on the other hand in its discretion, acting reasonably, with the objective to obtain the necessary financing to pay the deferred amount to the Sellers, provided that no more Perimeter Changes shall be allocated to Purchaser Group than lead to a deferred amount in excess of USD 100,000,000 owed by Purchaser Group. The Purchaser shall, until the deferred amounts have been paid, maintain such allocation, unless a change of such allocation does not materially negatively effect the repayment risk profile of the Sellers.
Any deferred amount under this clause 15.5 may be paid at any time before the end of the term of the deferral.

6.	Agreements as of Closing
Subject to the necessary exceptions and adjustments to allow for a Deferred Closing, in particular according to clauses 9.5(b)(iii), (v) and (vi), the Parties agree that, after the Closing Date, the relationships between members of Sellers' Groups, PLC or Persons Controlled by PLC on the one side and the Target Companies on the other side shall be exclusively governed by the terms of:

(a)	this Agreement;

(b)	the Carve Out Agreements and the documents entered into for the implementation of the Carve Out;

(c)	the Transitional Services Agreements;

(d)	the IP Agreements;

(e)	the Product Supply Agreements;

(f)	the product agreement for liquid nitrogen between Linde LLC and Cryostar USA LLC dated 10/30 January 2002;

(g)	the partnership or shareholders' or members' agreements relating to Brandon CO2 LLC, Cliffside Helium, LLC and Cliffside Refiners, LP;

(h)	the collaboration agreement between Linde (Engineering Division) and/or Linde Engineering North America Inc. on the one hand and the relevant Linde DivestCos;

(i)	any (other) agreements to be entered into pursuant to this Agreement; and

(j)	any agreements which may be entered into between members of Sellers' Groups, PLC or Persons Controlled by PLC on the one side and the Target Companies on the other side after the Closing Date.
All other (i) agreements existing between members of Sellers' Groups on the one side and the Target Companies on the other side, and (ii) services provided by members of Sellers' Groups to the Target Companies (or vice versa), and (iii) charges charged or claims claimed by members of Sellers' Groups to the Target Companies (or vice versa), in the case of (i) to (iii) prior to or until and including the Closing Date (the "Non-Surviving Inter-Company Relations"), shall be terminated with effect from Closing.
The treatment of Inter-Company Payables and Inter-Company Receivables and any underlying agreements or other arrangements in relation thereto shall be governed exclusively by the provisions set out in clause 5.

Subject to clause 5.8, the Parties shall and shall procure that the relevant parties to the respective Non-Surviving Inter-Company Relations, to the extent they are member of the Sellers’ Groups or of the Purchaser’s Group respectively, enter into a termination agreement or accept a termination notice with regard to such Non-Surviving Inter-Company Relations as of the date after the Closing Date without any obligation of any party to the Non-Surviving Inter-Company Relations to make compensation or similar payments in connection with the termination, even if the respective Non-Surviving Inter-Company Relations provide for any of the aforementioned.
Any trading relationships in the ordinary course shall remain unaffected and any Trade Receivables and Trade Payables will be settled in the ordinary course of business.

17.	Post-Closing Covenants

1.	Access to Information of Target Companies
For the longer of (i) the retention period under applicable laws and (ii) the period of seven (7) years following the Closing Date, Purchaser shall procure that:

(a)
The Target Companies shall provide, subject to applicable laws, Sellers and Local Sellers (at the respective Sellers' or Local Sellers' Cost) with reasonable access during Working Hours to the personnel of the Target Companies and to (and the right to take copies of) the books and accounts and all other data held by them after Closing to the extent that they relate to the Business, or the Sellers' Groups' business (if any), in the period up to Closing and are required for formal third party investigations and reviews such as tax or regulatory investigations or for preparation of accounts or in connection with any Claim or information reasonable required in connection with third party proceedings ("Records").

(b)
The members of Purchaser Group shall (at the respective Sellers' Cost) also give such assistance to any member of Sellers' Groups as Sellers may reasonably request in relation to any third party proceedings by or against any member of Sellers' Groups so far as they relate to the Business, including proceedings relating to employees' claims or Taxes. No member of Purchaser Group shall be under the obligation to become a party to such proceedings.

2.	Access to Information of Sellers
For the longer of (i) the retention period under applicable laws and (ii) the period of seven (7) years following the Closing Date, Sellers shall procure that:

(a)
The members of Sellers' Groups, PLC or Persons Controlled by PLC shall provide, subject to applicable laws, Purchaser with reasonable access during Working Hours to (and the right to take copies of) the books and accounts and all other data held by them after Closing to the extent that they relate to the Business in the period up to Closing and are required for formal third party investigations and reviews such as tax or regulatory investigations or for preparation of accounts or in connection with third party proceedings.

(b)
The members of Sellers' Groups, PLC or Persons Controlled by PLC shall (at Purchaser's Cost) also give such assistance to any Target Company as Purchaser may reasonably request in relation to any third party proceedings by or against, any Target Company so far as they relate to the Business in the period up to Closing, including proceedings relating to employees' claims or Taxes. No member of Sellers' Groups nor PLC or Persons Controlled by PLC shall be under the obligation to become a party to such proceedings.

3.	Cooperation
Each of the Parties shall for no additional consideration or payment execute (or procure the execution of) such further documents and take such further action as may be required by law or be necessary to implement and give effect to this Agreement.

4.	Retention Letters
Purchaser is aware that after Closing, Target Companies will remain liable for any obligations arising from any retention letters issued or bonus plans or commitments made to Employees, or any person who would have been an Employee had he or she not ceased to be an employee prior to the Closing Date, by Linde, companies of the Linde Group or Target Companies, including the "STIP", "MTIP" and "LTIP", entered into prior to the Closing Date (together, the "Retention Letters" and such employees "Bonus Employees").

(a)
Sellers shall (i) fully and timely pay on behalf of the relevant Target Companies, or (ii) provide the relevant Target Companies with the required funds to fully and timely pay the amounts due under the Retention Letters to the Bonus Employees and to any competent authorities any deductions for wage tax or other withholding tax and social security contributions (including, as the case may be, any employer's social security contribution), as required to be made under applicable law with respect to the payment under the Retention Letters, if and to the extent that such payments exceed any specific write-off, value adjustment, liability or other provision made in the Closing Statement.

(b)
Purchaser shall procure that following Closing, Sellers are without undue delay provided by the Target Companies with such information as Sellers reasonably request relating to the Bonus Employees (subject to the requirements of applicable data protection legislation and any other applicable laws).

(c)
Purchasers shall procure that the relevant Target Companies will use any funds provided by Sellers to such Target Companies pursuant to this clause 16.4 to fully and timely pay to the Bonus Employees the amounts due under the Retention Letters and to any competent authorities any deductions for wage tax or other withholding tax and social security contributions (including, as the case may be, any employer's social security contribution), as required to be made under applicable law with respect to the payment under the Retention Letters. Purchasers shall procure that the Target Companies comply with their reporting and notification obligations towards the competent authorities under mandatory law in respect of any Retention Letter.

(d)	Sellers and Purchaser will cooperate together to implement the provisions of this clause 16.4.

18.	Debt and Equity Commitment
The financial institutions named therein have issued a letter dated 13 July 2018 (the "Debt Commitment Letter") setting out the terms of an unconditional irrevocable debt financing commitment, subject only to (i) the fulfilment of the Closing Conditions (ii) the obligation of Purchaser to fund the equity portion of the Final Purchase Price, and (iii) the terms of the Debt Commitment Letter a copy thereof and of the form of interim facility being attached as Schedule 11;
and
(A) CVC Capital Partners VII (A) L.P., CVC Capital Partners VII Associates L.P. and CVC Capital Partners Investment Europe VII L.P. have issued an equity commitment letter, and (B) Messer Group GmbH has issued a commitment letter, copies of such commitment letters being attached as Schedule 12 (jointly the "Equity Commitment Letter").
Purchaser undertakes following the date of this Agreement and until Closing has taken place to not amend, alter or modify any of the Debt Commitment Letter (including any annexes or schedules thereto) or Equity Commitment Letter in a manner which would adversely affect the Purchaser's ability to fulfil its payment obligations pursuant to this Agreement.

19.	Liability, PLC Guarantee

1.	Joint and Several Liability

(a)
Any obligation, undertaking, Warranty or indemnity of Sellers under this Agreement (including in respect of contractual and quasi contractual liability claims) shall be construed as a joint obligation, undertaking, Warranty or indemnity of Sellers, with the liability of the Sellers under this Agreement being joint and several.

(b)
Any obligation, undertaking, warranty or indemnity of Purchaser and a Local Purchaser under this Agreement (including in respect of contractual and quasi contractual liability claims) shall be construed as a joint obligation, undertaking, warranty or indemnity of Purchaser and the Local Purchasers, with the liability of the Purchaser and the Local Purchasers under this Agreement being joint and several.

2.	PLC Guarantee
PLC hereby unconditionally and irrevocably guarantees as of the completion of the BCA to Purchaser by means of an independent guarantee promise the full, due and timely performance of any obligations of Sellers under this Agreement and the Transaction Documents ("PLC Guarantee").
Purchaser may, as between the Parties without effecting the validity of any payment request, call upon the PLC Guarantee if the due date for a respective Sellers' obligation has passed for more than thirty (30) Business Days and Purchaser's claim has not been settled within such period by Sellers, provided that the only remedy of Purchaser for a claim under the PLC Guarantee shall be damages.

20.	Conflict with other Agreements

1.	Conflict
If there is any conflict between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the Parties to this Agreement and as between any members of Sellers' Groups, PLC or Persons Controlled by PLC and any members of Purchaser Group) unless (i) such other Transaction Document expressly states that it overrides this Agreement in the relevant respect and (ii) Sellers and Purchaser are either also parties to that other Transaction Document or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

2.	No Conflicting Claims
Without prejudice to clause 19.1, Purchaser undertakes that no claim shall be made by any member of Purchaser Group or by any Target Company or any JVCo against any member of Sellers' Groups under any of the Local Transfer Agreements for breach of any warranty, representation, undertaking, covenant or indemnity relating to the sale of any of the Target Companies or JVCos other than those which are required to implement the transfer of those DivestCo Shares which are to be transferred on the basis of the relevant Local Agreement. Should, nevertheless, such claims be made, Purchaser shall indemnify and hold harmless all relevant members of Sellers' Groups in respect of any claims, actions, proceedings, losses and Costs arising in respect of the same.

21.	Responsibility after Closing

1.	Assumption of Responsibility
Purchaser assumes as of the Closing Date full responsibility as owner of the DivestCo Shares and the Target Companies and, except for claims arising under this Agreement, the Transaction Documents or the Carve Out Agreements, or claims which according to these agreements are otherwise allowed to be pursued, shall and shall procure that each member of Purchaser Group, including the Target Companies: (i) waives, with effect as of Closing or as soon as permitted under applicable law, and (ii) abstains from pursuing, (in each case) any claim against any member of Sellers' Groups and any Sellers' Representative in connection with the Business or with the direct or indirect shareholding or ownership interest of any member of Sellers' Groups in any of the Target Companies before the Closing.

2.	Indemnification of Members of Sellers' Groups and Sellers' Representatives
If, after Closing has taken place, any member of Sellers' Groups or any Sellers' Representative is held liable for any existing or future claims, actions, proceedings, losses and Costs or obligations (on whatever legal grounds, and whether known or unknown, actual or contingent, accrued or not accrued):

(a)	of any Target Company, other than for breach of law, fraud and fraudulent misrepresentation committed by such Target Company prior to the Closing Date;

(b)	arising out of, or in connection with, any claim brought by any Target Company against any member of Sellers' Groups or any Sellers' Representative;

(c)	arising out of, or in connection with, Sellers' or other members of Sellers' Groups, shareholding or ownership interest in, or any action taken as shareholder, holder of any ownership interest,

or member of any corporate body of any Target Company, or the conduct of the business of any Target Company unless, in case of claims by third parties, such existing or future claims, actions, proceedings, losses and Costs or obligations relate to a breach of law prior to Closing or Deferred Closing; or

(d)	any claims relating to Inter-Company Payables and Inter-Company Receivables,
then Purchaser shall indemnify and hold harmless each member of Sellers' Groups and any Sellers' Representative in respect of any claims, actions, proceedings, losses and Costs arising in respect of the same. The Parties acknowledge and agree that with respect to all indemnification claims Sellers, any member of Sellers' Groups or any Sellers' Representative may have under this Agreement (the "Sellers' Indemnification Claims") the provisions in paragraphs 6 to 10, 12, 16 to 20 of Schedule 8 shall apply mutatis mutandis. Sellers' Indemnification Claims shall exclude any internal costs and charges of Sellers and members of Sellers' Groups as well as of PLC and its Affiliates. The aggregate amount of the liability of the Purchaser for indemnification claims under this clause 20.2 shall not exceed the Final Purchase Price. Nothing in this clause 20.2 shall limit the right of the Purchaser or any member of the Purchaser Group to assert any claims or obligations against Sellers provided for under another provision of this Agreement (including the trading relationships referred to in clause 15.6), any of the Transaction Documents or the Carve Out Agreements or any other agreement entered into between the Parties following the date hereof.

3.	Time Limitation
The claims under this clause 20 shall become time-barred at the expiry of the statute of limitation applicable under statutory law.

22.	Announcements, Confidentiality

1.	Announcements
No Party (nor any of their respective Affiliates) shall make any external public announcement or issue any external circular in connection with the occurrence of the Transaction or the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of Purchaser or Sellers, as the case may be (such approval not to be unreasonably withheld or delayed). The Parties will cooperate and act in good faith to align their communications to employees, customers and suppliers of the Business in relation to the Transaction.

The restriction in this clause 21.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the Party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other Parties in advance as to its form, content and timing.

2.	Confidentiality

(a)
The confidentiality agreements concluded between Sellers on the one hand and CVC Capital Partners (Deutschland) GmbH, Messer Group GmbH as of 19/22 January 2018, respectively, on the other hand (the "Confidentiality Agreements") shall remain in full force and effect in accordance with their terms. If there is a conflict between the terms of the Confidentiality Agreements and the terms of this Agreement, the provisions of this Agreement shall prevail.

(b)
Subject to clauses 21.2(d) and 21.2(e), Sellers shall (and shall procure that each member of their Seller's Group, and, in respect of the period up to the Closing, each Target Company, and each such person's advisers and connected persons, shall) and Purchaser shall (and shall procure that each member of Purchaser Group, including, in respect of the period from the Closing, each Target Company, and each such person's advisers and connected persons, shall) keep confidential the provisions and subject matter of, and the negotiations relating to, each Transaction Document.

(c)	The Purchaser:

(i)
shall, and shall procure that each other member of Purchaser Group for the time being shall, keep confidential all information provided to it by or on behalf of Sellers or otherwise obtained by it in connection with this Agreement which relates to a Seller or any other member of a Seller's Group; and

(ii)
shall procure that, if after the Closing any Target Company holds confidential information relating to a Seller or any other member of a Seller's Group, that Target Company shall after Closing keep that information confidential and, shall return that information to the relevant Seller or destroy it without retaining copies.

(d)	Nothing in clauses 21.2(b) or 21.2(c) prevents any confidential information being disclosed:

(i)	where such confidential information disclosed comprises only information set out in an announcement in the Agreed Form;

(ii)	with the written approval of the other Parties; or

(iii)	to the extent required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law, but if a person is so required to disclose any confidential information, the relevant party shall promptly notify the other Parties, where practicable and lawful to do so, before the disclosure occurs (as the case may be) and shall co-operate with the other Parties regarding the timing and content of such disclosure (as the case may be) or any action which the other parties may reasonably elect to take to challenge the validity of such requirement.

(e)	Nothing in clauses 21.2(b) or 21.2(c) prevents any confidential information being disclosed to the extent:

(i)	required to enable any person to enforce its rights under any Transaction Document or for the purpose of any judicial proceedings;

(ii)
that the information is disclosed on a strictly confidential basis by a person to its professional advisers, auditors or actual or potential lenders or other providers of debt finance and rating agencies (including their directors, officers, personnel and advisors);

(iii)
that the information is disclosed by a Seller on a strictly confidential and need to know basis to the other Seller and/or another member of a Seller's Group or by Purchaser on a strictly confidential and need to know basis to another member of Purchaser Shareholders Group, CVC Person, current or prospective investors in CVC Funds and/or members of the Credit Partners Group as well as other investors in the Purchaser; or

(iv)
that the information is in or comes into the public domain except through breach of the provisions of this Agreement or through breach of any other duty of confidentiality relating to that information.

23.	Non-Solicit

1.	Sellers' Non-Solicit Undertaking
Sellers and PLC agree and undertake that between the date of this Agreement and Closing and, further, for a subsequent period of two (2) years from the Closing Date they will not, and will procure that no member of Sellers' Groups will (for as long as it is a member of Sellers' Groups), offer employment to, enter into a contract for the services of, or attempt to entice away any Key Employee.

2.	Purchaser Non-Solicit Undertaking
Purchaser agrees and undertakes that between the date of this Agreement and Closing and, further, for a subsequent period of two (2) years from the Closing Date it will not, and will procure that no member of Purchaser German TopCo Group will (for as long as it is a member of Purchaser German

TopCo Group) offer employment to, enter into a contract for the services of, or attempt to entice away any persons who are then employees of Sellers or Sellers' Groups with whom Purchaser or Purchaser's Representatives have come in contact in the course of analysing or negotiating the Transaction.

3.	Exemptions
Nothing in this clause 22 shall prevent PLC or persons Controlled by PLC, any member of Sellers' Group, or Purchaser German TopCo Group, respectively, from offering to employ, entering into a contract for the services or attempting to entice any person away where such employee has not been approached by or on behalf of any member of PLC, persons Controlled by PLC or Sellers' Groups or Purchaser German TopCo Group, as applicable, but has responded to a public advertisement open to employees' generally which has not been drawn to that employee's attention by or on behalf of Sellers' Groups, PLC, persons Controlled by PLC or Purchaser German TopCo Group, as applicable.

4.	Sellers' Customer Non-Solicit Undertaking

(a)
As from Closing and from a period of eighteen (18) months thereafter ("Non-Solicitation Period"), Sellers and PLC shall not, and PLC shall procure that neither of its Affiliates will, directly or indirectly

(i)
sell, or solicit the sale of, a Restricted Product to any Exclusive Location of a customer of the Business that has been a customer in one or several transactions in the last 12 (twelve) months before the Closing Date (the "Relevant Period", and each such customer a "Restricted Customer"). "Restricted Product" shall mean any product (and related services and/or equipment) which is the same or substantially similar to those which the customer purchased (or contracted or committed to purchase) during the Relevant Period for delivery to the Exclusive Location. "Exclusive Location" shall mean such location of a Restricted Customer to which deliveries have been made (or contracted or committed to be made to such location) during the Relevant Period from the Business but not within the Relevant Period and prior to Signing from any other businesses of any of the Sellers' Groups (whether sold individually or as part of a "bundle" of products and/or services and equipment) (the "Initial Exclusive Location") and (ii) any location to which the Restricted Customer may during the Non-Solicitation Period relocate its place of delivery from the Initial Exclusive Location due to a relocation of such place of delivery within a one hundred (100) mile radius of the Initial Restricted Location;

(ii)
solicit the reduction or discontinuation of purchase volumes of a Restricted Product by a Restricted Customer to a Shared Location. "Shared Location" shall mean such location of a Restricted Customer to which deliveries have been made (or contracted or committed to be made to such location) in the Relevant Period from the Business and also within the Relevant Period and prior to Signing from any other businesses of the Sellers' Groups (whether sold individually or as part of a "bundle" of products and/or services and equipment).

This clause 22.4(a) shall not restrict Sellers or any member of Sellers' Groups or PLC or any of its Affiliates from selling or soliciting the sale of:

(A)	any product, service, equipment, asset or right to any customer that is not a Restricted Customer or where the product is not a Restricted Product;

(B)
any Restricted Product to any Restricted Customer at any location that is neither an Exclusive Location nor a Shared Location, or, in the case of a Shared Location, any volume that has not been contracted to such Location by the Business at the Closing Date;

(C)
any Restricted Products to third party distributors which may re-package and/or resell such products to any Restricted Customer provided that neither the Sellers nor any member of the Sellers' Groups nor PLC or persons Controlled by PLC (w) direct such third party distributors to such Restricted Customer, (x) direct such Restricted Customer to such third party distributor, (y) engage in joint marketing efforts targeted specifically at such Restricted Customer, or (z) take any other action that is intended to circumvent the protections provided by this clause 22.4, and

(D)
in respect of clause 22.4(a)(ii), any product, service, equipment, asset or right to Shared Location in case the Restricted Customer initiated communication without solicitation or acts as a response to an advertising in newspapers, trade publications, or other media in an manner not targeted specifically or directly at such Restricted Customer.

(b)
The undertakings in this clause 22.4 are intended for the benefit of Purchaser and each Target Company and apply to actions carried out by Sellers or any member of the Sellers' Groups, PLC or persons Controlled by PLC in any capacity whatsoever, and whether directly or indirectly, on a Seller's or any member of the Sellers' Groups', PLC's or persons' Controlled by PLC own behalf, on behalf of any other person or jointly with any other person.

(c)
The Sellers agree that the undertakings contained in this clause 22.4 are reasonable and necessary for the protection of the Purchaser's legitimate interests in the goodwill of the Target Companies and shall be construed as separate and independent undertakings. If any such undertaking is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected. If any such undertaking is found to be void or unenforceable but would be valid and enforceable if some part or parts of the undertaking were deleted or modified, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

(d)
Without prejudice to clause 22.4(c), if any undertaking in this clause 22.4 is found by any court or other competent authority to be void or unenforceable the parties shall negotiate in good faith to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.

(e)	The consideration for the undertakings contained in this clause 22.4 is included in the Final Purchase Price.

24.	Notices

1.	Notices
Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
From the date of this Agreement until Closing, notices delivered in accordance with clause 15.1(a) (and only for the purposes of clause 15.1(a)) may be delivered by Email, the applicable Email addresses (for those purposes only) are set out below.
The addresses and fax numbers of the Parties for the purpose of clause 23 are:

(a)	If to Linde, to:
Linde AG
Klosterhofstraße 1
80331 Munich

Germany
Attention: Head of M&A
Fax: + 49 89 35757-1255
Email: christian.ortenburg@linde.com
with a copy (which shall not constitute notice) to Praxair (as per clause 23.1(b)) and to:
Linde AG
Klosterhofstraße 1
80331 Munich
Germany
Attention: Head of Group Legal and Compliance
Fax: +49 89 35757-1475
Email: christoph.hammerl@linde.com

(b)	If to Praxair, to:
Praxair, Inc.
10 Riverview Dr.
Danbury, CT 06810
United States of America
Attention: General Counsel
Fax: +1 (203) 837 2515
Email: guillermo_bichara@praxair.com
with a copy (which shall not constitute notice) to Linde (23.1(a)).

(c)	If to PLC, to:
Linde Public Limited Company
The Priestley Centre
10 Priestley Road, The Surrey Research Park
Guildford, Surrey GU2 7XY
United Kingdom
Attention: Company Secretary
Fax: +44 1483 242300

with a copy (which shall not constitute notice) to Linde and Praxair (as per clauses 23.1(a) and (b)).

(d)	If to Purchaser, to:
MG Industries GmbH
Attention: Dr Hans-Gerd Wienands (CFO) / Dr Daniel Pindur
Messer Platz 1
65821 Bad Soden
Germany
Fax: +49 061967760512
Email: hans-gerd.wienands@messergroup.com / dpindur@cvc.com
with a copy (which shall not constitute notice) to:
CVC Capital Partners (Deutschland) GmbH
Attention: Dr Daniel Pindur - Senior Managing Director
WestendDuo, Bockenheimer Landstraße 24
60323 Frankfurt am Main
Germany
Fax: +49 69 9758 3511
Email: dpindur@cvc.com
with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer LLP
Attention: Dr Stephan Waldhausen
Feldmühleplatz 1
40545 Düsseldorf

Germany
Fax: +49 211 497965373
Email: stephan.waldhausen@freshfields.com

2.	Service of Process Agent for Purchaser
Purchaser shall maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement and any other Transaction Document. Such agent shall initially be TMF Global Services (VK) Ltd., 6 St Andrew Street, 5th Floor, London, EC4A 3AE, United Kingdom. Any claim form, judgment or other notice of legal process shall be sufficiently served on Purchaser if delivered to such agent at its address for the time being. The Purchaser undertakes not to revoke the authority without giving at least ten (10) Business Days' notice in writing to Sellers of such proposed revocation and to appoint another such agent with an address in England upon such revocation. If, for any reason, Sellers reasonably request Purchaser to do so, it shall promptly appoint another such agent with an address in England and advise Sellers. If, following such a request, Purchaser fails to appoint another agent, Sellers shall be entitled to appoint one on behalf of Purchaser at the expense of Purchaser.

3.	Service of Process Agent for Sellers
Sellers shall maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement and any other Transaction Document. Such agent shall initially be Linde Public Limited Company at The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey, GU2 7XY, England. Any claim form, judgment or other notice of legal process shall be sufficiently served on any of Sellers if delivered to such agent at its address for the time being. Sellers undertake not to revoke the authority without giving at least ten (10) Business Days' notice in writing to Purchaser of such proposed revocation and to appoint another such agent with an address in England upon such revocation. If, for any reason, Purchaser reasonably requests Sellers to do so, they shall promptly appoint another such agent with an address in England and advise Purchaser. If, following such a request, Sellers fail to appoint another agent; Purchaser shall be entitled to appoint one on behalf of Sellers at the expense of Sellers.

25.	Whole Agreement, Remedies

1.	Whole Agreement
This Agreement and the other Transaction Documents contain the whole agreement between the Parties relating to the transactions contemplated by this Agreement and the other Transaction Documents and supersede all previous agreements (whether oral or written) between the Parties relating to these transactions, other than the Confidentiality Agreements.

2.	Remedies
It is agreed between the Parties that:

(a)
no Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other Party or Parties (or any of the members of Sellers' Groups or Sellers' Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) in relation to the Transaction which is not set out in this Agreement or any other Transaction Document;

(b)
in entering into this Agreement and the Transaction Documents, Purchaser has not relied and is not relying upon any express or implied representation, statement, assurance, or warranty whether oral or written of any person (whether Party to this Agreement or not) other than the Warranties or as set out in the Transaction Documents and neither the members of Sellers' Groups, nor Sellers' Representatives have given or made any express or implied representation, warranty, statement, assurance or undertaking in relation to the Target Companies, JVCos, or Target Companies' or JVCos' businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of its business, the effectiveness or the success of any operations, other than as set out in the Warranties or elsewhere in the Transaction Documents or the Carve Out Agreements;

(c)
any terms or conditions implied by law in any jurisdiction in relation to the Transaction (including any right under common law, tort, statute (including under the Misrepresentation Act 1967), equity, or otherwise) are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(d)
except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Party (or any of the members of Sellers' Groups or Sellers' Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) shall owe any duty of care or have any liability in tort or otherwise to any other Party or Parties (or any of the members of Sellers' Groups or Sellers' Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) in relation to the Transaction;

(e)
the only right or remedy of a relevant Party in relation to the Transaction, any provision of this Agreement or any other Transaction Document shall be, unless specifically stated otherwise herein, for breach of this Agreement or the relevant Transaction Document;

(f)
Purchaser shall not have any remedy in respect of any misrepresentation or untrue statement made by or on behalf of members of Sellers' Groups or Sellers' Representatives (whether made carelessly, negligently, or not) unless, and to the extent only that, a claim lies in damages for breach of contract for a breach of the Warranties;

(g)
except as stated otherwise in this Agreement or any other Transaction Document, no member of Sellers' Groups, nor Sellers' Representatives (having only a right but not an obligation to make certain disclosures hereunder) have given or made any representation or warranty as to the accuracy or completeness of the Disclosure Letter, the contents of the Data Room, any management presentations, any management accounts or financial statements (other than the Combined Carve Out Financial Statements), any financial fact book, tax fact book, carve-out report, legal fact book, environmental fact book, information memorandum and any other information, or of the forecasts, estimates, projections, statements of intent or statements of opinion provided to Purchaser or Purchaser's Representatives on or prior to the date of this Agreement, including anything contained in or derived from any of the foregoing;

provided that nothing in this clause shall exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation by a Party.
The provisions set out in Schedule 8 shall, to the extent set forth in this Agreement including Schedule 8, apply to all claims under or in connection with this Agreement.
Each Party agrees to the terms of this clause 24.2 on its own behalf and as agent for each of the members of Sellers' Groups and Sellers' Representatives or members of Purchaser Group and Purchaser's Representatives (as the case may be).

26.	Miscellaneous

1.	Costs
Except as otherwise provided in this Agreement or any other Transaction Document, each party shall be responsible for its own Costs (including those of its Affiliates) incurred in connection with the Transaction.

Purchaser shall bear all notarisation fees, stamp duties, transfer Taxes, any fees of courts or Governmental Entities or regulatory authorities with respect to notifications, filings or regulatory proceedings concerning the consummation of the Transaction and any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents, excluding, however, any such costs caused by the Carve Out or by pursuing the BCA Clearance Condition.

2.	Assignment
Subject to the provisions of this clause 25.2, unless Sellers and Purchaser agree in writing, no party shall assign, transfer or charge all or any of its rights under this Agreement or under any Transaction Document nor grant, declare, create or dispose of any right or interest in it.
Purchaser as well as the Local Purchasers shall be permitted to assign, transfer or charge all or some of their rights under this Agreement to each member of the Purchaser German TopCo Group, provided that (i) such assignment, transfer or charge shall not diminish the rights or increase the obligations of the Sellers hereunder and (ii) any such assignee shall be entitled to bring claims or assert rights under or in connection with this Agreement only through Purchaser acting as sole authorized representative (clause 23.2 remains unaffected), provided that in each case clause 15.5 shall remain unaffected.
Any member of the Purchaser German TopCo Group shall, subject to applicable laws, be permitted to at any time assign, transfer, pledge or otherwise delegate all but not less than all of its rights or claims under this Agreement to any lenders or providers of finance to it or any of its Affiliates (or in each case any agents or trustees on their behalf) as required solely for the purposes of debt financing the Transaction or the Purchaser German TopCo Group, provided that such assignment, pledge, transfer or delegation shall not diminish the rights or increase the obligations of the Sellers hereunder. The Sellers undertake to execute such agreements and/or notices for or in connection with such assignment, pledge, transfer or delegation as the Purchaser may reasonably request promptly upon the Purchaser’s request, provided that in each case clause 15.5 shall remain unaffected.
Any purported assignment in contravention of this clause 25.2 shall be void.

3.	Contract (Rights of Third Parties) Act 1999
Except as otherwise stated in this Agreement, a person who is not a Party to this Agreement may not enforce any of its terms under the Contract (Rights of Third Parties) Act 1999.

4.	Waivers, Rights and Remedies
Except as provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or subject to applicable limitation periods preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

5.	Counterparts
This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

6.	Joint Negotiations
The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event of any ambiguity or question of intent or interpretation arising, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement. Furthermore, prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as a basis of construction or otherwise constitute evidence of the intent of the Parties hereto; and no presumption or burden of proof shall arise favouring or disfavouring any Party hereto by virtue of such prior drafts. In addition, the Parties have each received independent legal advice relating to all matters provided for in this Agreement, and agree that the provisions of this Agreement are fair and reasonable.

7.	Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

8.	Legal Succession
In this Agreement (including any defined terms used therein), references to any person include the person's successor in title and permitted assignees.

27.	Invalidity
Each of the provisions of this Agreement and the Transaction Documents is severable. If any provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

28.	Governing Law, Jurisdiction

1.	Governing Law
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by English law.

2.	Arbitration
Subject to the expert determination provisions set out in this Agreement, any dispute (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement and (ii) any non-contractual obligations arising out of or in connection with this Agreement, which cannot be amicably resolved between the Parties within thirty (30) Business Days, or such further period as the Parties agree in writing, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one arbitrator agreed upon by the Parties or, in case such agreement cannot be achieved within ten (10) Business Days, by three arbitrators whereby the claimant or claimants together, and respondent or respondents together, shall each be entitled to nominate one arbitrator, the third arbitrator being appointed by the two-party-nominated arbitrators. The seat of the arbitration proceedings shall be London, United Kingdom. The language of the arbitration shall be English. The decision of the arbitrator (or of the tribunal, as the case may be) shall be final and binding upon the Parties. No Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute.

3.	Interim Relief
Clause 27.2 shall be without prejudice to the right of any Party to apply to the English courts to seek interim relief, at any time before and after the arbitrator (or of the tribunal as the case may be) has been appointed, up until when the arbitrator (or of the tribunal as the case may be) has made its final award, to prevent the continuation of an actual breach or a threatened breach of this Agreement and the Parties hereby submit to the non-exclusive jurisdiction of such courts for such purposes.

[Signatures to follow]

schedule 7 - SELLERS' WARRANTIES

1.	Corporate Authorisations, No-Breach, Incorporation, Sellers' Groups and Shares

(a)
Each Seller has and as of the Closing Date each Local Seller will have obtained all corporate authorisations (other than to the extent relevant to the Closing Conditions) required to empower it to enter into and perform its obligations under this Agreement, where failure to obtain them would adversely affect its ability to enter into or perform its obligations thereunder.

(b)
Entry into and performance by each member of Sellers' Groups and PLC of this Agreement, any Transaction Document and/or any Carve Out Agreement to which it is a party will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents.

(c)
Subject to fulfilment of the Closing Conditions, entry into and performance by each member of Sellers' Group of this Agreement, any Transaction Document and/or any Carve Out Agreement to which it is a party will not result in a breach of any laws or regulations or of any order, decree or judgment of any court or any Governmental Entity or regulatory authority, where (in either case) the breach would adversely affect its ability to enter into or perform its obligations under this Agreement, a Transaction Document and/or a Carve Out Agreement, as applicable.

(d)
This Agreement, each of the other Transaction Documents and each of the Carve Out Agreements to which Sellers and Local Sellers are or will be party will, when executed, constitute legal, valid and binding obligations of Sellers in accordance with their terms.

(e)	The particulars relating to the Target Companies and JVCos in Schedule 1 will as of the Closing Date be true and accurate in all material respects.

(f)
Each Seller, each Local Seller, each Target Company and each JVCo is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

(g)	Sellers have made available in the Data Room to Purchaser copies of the constitutional documents of each of the Target Companies and JVCo, and no action has been taken to amend any of them.

(h)	Sellers will at Closing be entitled to transfer (or procure the transfer of) the DivestCo Shares on the terms of this Agreement.

(i)
The DivestCo Shares constitute the whole of the paid-up share capital of the DivestCos. All the DivestCo Shares are fully paid and free of additional payment obligations and each Local Seller will at Closing be the sole legal and beneficial owner of the number of shares in the capital of the relevant Target Company and the relevant JVCo set out for it in Schedule 1 free from any Third Party Rights and from any Permitted Encumbrances.

(j)
No member of Sellers' Groups nor any of the Target Companies or JVCos has entered into any agreement whereby any person (other than a Target Company) has the right to call for the issue of any share or loan capital in any Target Company or JVCo or for any Third Party Right or any other encumbrance in the Target Company shares and the JVCo shares held by a Target Company.

(k)	Other than as set out in Schedule 1, no Target Company or JVCo holds any ownership interests, partnership interest or similar instrument in any other legal entity, partnership or any other person.

1.	Carve Out Measures
The Carve Out Steps and the measures contemplated to implement the Carve Out pursuant to the Carve Out Agreements are in material compliance with all applicable laws and regulations.

2.	Financial Matters

(l)
The Combined Carve Out Financial Statements were prepared in accordance with the requirements of all relevant laws and the relevant accounting principles then in force save as disclosed therein and subject to the basis of preparation and the assumptions made therein to reflect the separation of the respective business and, on the basis of the knowledge of the respective management when they were prepared, present fairly, in all material respects, the combined carve-out financial position of the respective Target Companies as of the date to which they relate, and the respective Target Companies' combined carve-out financial performance and such companies' combined carve-out cash flows for the periods to which they relate, provided that they do not take into account the changes in the helium perimeter set out in Schedule 16.

(m)	From 1 January 2018 until the date of this Agreement and except for Permitted Actions:

(i)	each Target Company has carried on business in the ordinary course (including continuation of making capital expenditures and expenditures re the US projects in accordance with the budget);

(ii)	except for any dividends or distributions provided for in the Combined Carve Out Financial Statements, no Target Company has declared, paid or made any dividend or other distribution;

(iii)	no Target Company has repaid, repurchased or reduced any of its issued share capital;

(iv)	no share or loan capital has been issued or agreed to be issued by a Target Company; and

(v)
other than in the ordinary course of business : (A) no capital commitment has been entered into by a Target Company to spend monies in excess of ten million (10,000,000) USD (in respect of each individual commitment) and (B) no Target Company has acquired or agreed to acquire any fixed asset with a value in excess of ten million (10,000,000) USD.

(n)
The statutory books of each Target Company required to be kept by applicable laws in its jurisdiction of incorporation as well as other material books and records relating to the Business have been maintained in all material respects in accordance with such laws.

1.	Financial Debt
No Target Company owes any Financial Debt to any person outside Sellers' Groups or has any loan agreements and other loan commitments including bonds (with the exception of customary extensions of the due date of trade receivables or payables agreed in the ordinary course of business and of inter-company agreements to be terminated prior to or at Closing) exceeding ten million (10,000,000) USD, in each case, other than (i) Financial Debt owing pursuant to agreements or instruments the details of which are set out in the Data Room, (ii) Financial Debt which will be repaid on or before the Financial Closing Date or (iii) Financial Debt to be taken into account in the Closing Statement and reducing the Final Purchase Price.

2.	Compliance with Law

(o)	Each Target Company has to Sellers' Knowledge in the last two (2) years prior to the date of this Agreement conducted its respective business in material compliance with all applicable laws.

(p)
There has in the last three (3) years prior to the date of this Agreement been no material default by any Target Company under any order, decree or judgment of any court or any Governmental Entity or regulatory authority in the jurisdiction in which it is incorporated which applies to the Business.

(q)
Each Target Company has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents.

1.	Special Regulatory Matters

(r)
Neither the Sellers nor a Target Company nor Cliffside Helium, LLC and/or Cliffside Refiners, LP, nor any of their directors, officers, employees or other persons for whom they could be liable nor any other person acting on their behalf has, within the three (3) years prior to the date hereof, engaged in any activity or conduct in relation to the Business that has resulted or will result in a material breach of:

(i)	any applicable laws relating to money laundering and the combat of terrorism financing; and

(ii)	any Anti-Corruption Laws and competition laws,
provided however, that with respect to Cliffside Helium, LLC and/or Cliffside Refiners, LP, such Warranty is given only on the basis of the actual knowledge, as at the date of this Agreement, of the directors of BOC Holdings after due inquiry of Nick Haines without any further inquiry (and without the obligation to do so) and no knowledge of any member of Seller' Group or Sellers' Representatives (whether actual or constructive) shall be imputed to Sellers for the purpose of the statement concerned.

(s)	The Target Companies have in place a reasonably adequate monitoring and compliance system to ensure compliance with the relevant laws and regulations set out in paragraph 1.6(a)(i) through (ii).

(t)	None of the Target Companies in relation to the Business:

(i)	is a Sanctioned Person;

(ii)	is subject to any applicable Sanctions

(iii)
has within the last two (2) years prior to the date hereof, been engaged in any transaction, activity or conduct that could reasonably be expected to result in its being designated as a Sanctioned Person;

(iv)
has within the last two (2) years prior to the date hereof, been engaged or is currently engaging in any transaction, activity or conduct in relation to the Business that has resulted or could result in a violation of Sanctions;

(v)	has received notice of, or is otherwise aware of, any pending claim, action, suit, proceedings or investigation involving it with respect to Sanctions; and/or

(vi)	is acting on behalf of or at the direction of any Sanctioned Person.

(u)
To Sellers' knowledge, the Sellers have not, within the last two (2) years prior to the date hereof, received any written correspondence from any governmental entity indicating or alleging any breach of Sanctions.

1.	Material Assets

(v)
The Target Companies own or are entitled, or will at Closing own or be entitled, except for Permitted Encumbrances, to use all the respective material assets (including the material sites, properties and pipelines) reflected in the Combined Carve Out Financial Statements prepared as of 31 December 2017 other than those disposed of or replaced in the ordinary course of business, and such material assets owned or with the entitlement to use as of the Closing Date are all of the material assets required to carry on the Business as currently conducted, taking into account the contemplated Carve Out.

For purposes only of this paragraph 1.7(a) and (b) and for paragraphs 1.12(a) and (c) of Schedule 7, Purchaser's knowledge of the Carve Out Agreements shall not limit the scope of any Warranty Claim and the Carve Out Agreements shall not be considered Disclosed.

(w)	The Target Companies own, or will at Closing own fifty (50) helium containers which are considered by Sellers as the number required to carry on the Business as presently conducted.

(x)
The material assets of the Business are, except for Permitted Encumbrances, in the possession or under the control of the respective Target Companies (save where in the possession or under the control of a third party in the normal course of business).

1.	Insurances
The Data Room contains a summary of the insurance agreements in place on the date hereof maintained by or covering each Target Company. To Sellers' Knowledge, all corresponding premiums have been duly paid when due, to the extent required to maintain the insurance coverage under said insurance agreements and said insurance agreements are in full force and effect. No individual or related claims under the insurance agreements for amounts in excess of one million (1,000,000) USD are outstanding.

2.	Contractual Matters

(a)	To Sellers' Knowledge, there are no material unremedied breaches by the Target Companies or the counterparties of the Material Agreements and all Material Agreements are in full force and effect.

(b)
No Material Agreement contains terms, whereby as a result of the entry into and performance of this Agreement, any other Transaction Document, or any Carve Out Agreement (x) any other party to such Material Agreement will be entitled to be relieved of any material obligation or become entitled to exercise any material right (including any termination or pre-emption right or other option) or (y) any Target Company will be in material default, it being understood, that consent requirements for the assignment, novation, or split of Material Agreements shall be excluded from this Warranty.

(c)
To Sellers' Knowledge, there are no material unremedied breaches by the Sellers Groups or the Target Companies or the counterparties of the Helium Contracts to the extent it would effect the back-to-back agreements. To Sellers' Knowledge, all Helium Contracts subject to the terms specified in Schedule 16, are in full force and effect. For the purposes of this warranty under Schedule 7 paragraph 1.9(c) reference to Sellers' Knowledge in relation only to the Helium Contracts means the actual knowledge as of the date hereof of Linde's Head of Global Helium and Rare Gases without any further inquiry.

3.	Litigation and Investigations

(a)
No Target Company is involved as a party in any litigation, arbitration or administrative proceedings and to Sellers' Knowledge no such proceedings have been threatened in writing by or against a Target Company, where the proceedings (if successful) are likely to result in a Cost, benefit or value to the Business of ten million (10,000,000) USD or more.

(b)
No Target Company has received written notice in the two (2) years prior to the date of this Agreement or is to Sellers' Knowledge otherwise aware of any current or pending material investigation by a Governmental Entity concerning any Target Company or any person for whom it would be liable.

4.	Insolvency

(a)
No Target Company is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or entered into any arrangement (whether by court process or otherwise) with its creditors or any class of its creditors.

(b)
No Target Company has received any written notice concerning or is otherwise aware of the appointment of an administrator or a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the Business.

(c)	No order has been made and no resolution has been passed for the winding-up of any Target Company and, to Sellers' Knowledge, no petition has been presented for that purpose.

5.	IP/IT

(a)
The Target Companies own or have licensed to them or may legally use all material Intellectual Property Rights necessary to carry on the Business as currently carried on ("Business Intellectual Property").

(b)
The licences of Intellectual Property Rights granted to, or by, any Target Company, and which are material to the Business (other than licenses to rights in computer software), are disclosed in the Data Room.

(c)
To Sellers' Knowledge, the Business Intellectual Property (i) has not been and is not being violated by any third party and (ii) will not be lost, or rendered liable to termination, by the performance of the Transaction Documents or the Carve Out Agreements.

(d)
To Sellers' Knowledge, in the two (2) years prior to the date of this Agreement, the Target Companies have not violated and do not violate third parties' Intellectual Property Rights by the production, marketing, sale or distribution of their current products or by any other actions in the conduct of the Business as currently carried on, in each case, in a manner that would reasonably have, if the relevant third party were to enforce its Intellectual Property Rights, a material adverse effect on the Business.

(e)
All licences (other than off-the-shelf licenses) and leases relating to the material IT Systems being available to the Business after Closing have been disclosed in the Data Room, unless such IT Systems are only licensed or leased after the date of this Agreement as part of the Carve Out or otherwise.

6.	Real Estate

(a)	Details in respect of the Properties are contained in the Data Room.

(b)	A Target Company has a valid legal title or a right to use each of the Properties and there is no Third Party Right in or over or affecting any of the owned Properties.

(c)
In relation to those Properties which are leasehold or otherwise used there are no unremedied breaches, material to the Business, of any covenants, conditions and agreements contained in the relevant leases, on the part of the tenant.

(d)
No member of the Sellers’ Groups nor any Target Company have, with respect to the Business, in the past three (3) years received any notice of a third party or any public authority alleging a lack of right to use any of the pipeline networks or a lack of right to build on any property on which a pipeline network (or parts thereof) is located and which resulted, or will result, in any relocation requirement or payment obligation in excess of one million (1,000,000) USD or more.

7.	Environmental

(a)
To Sellers' Knowledge no Target Company is in material breach of any Environmental Laws relating to any activities or operations carried on at any Property owned or used by any Target Company in relation to the Business. There are no material claims or proceedings, pending or threatened, in each case, in writing against any Target Company with respect to any breach of Environmental Laws relating to the Business.

(b)
Each Target Company has all requisite Environmental Licences necessary to carry on its business as currently carried on (all of which are valid and subsisting) and no Target Company has received written notice that it is materially in default under any such Environmental Licence.

(c)	No Target Company is engaged in any litigation, arbitration or administrative proceedings concerning any Environmental Law which is in progress and which is material in relation to the Business.

8.	Employment

(a)	The Data Room identifies the number of Employees employed or engaged by each Target Company, together with the country or territory in which they normally work.

(b)
The Data Room contains copies of the contracts of employment (including amendments, etc.) for all Key Employees and, to Sellers' Knowledge, neither the Target Companies nor the Key Employees (nor any person who would have been a Key Employee had he or she not ceased to be an employee prior to the Closing Date) are in material breach of such contracts.

(c)
The Data Room contains template copies of the standard terms and conditions of employment typically applicable to Employees of the relevant Target Companies. The principal terms and conditions of the contracts of employment of the Employees do not materially deviate from said standard terms and conditions contained in the Data Room.

(d)
No Key Employee, nor any person who would have been a Key Employee had he or she not ceased to be an employee prior to the Closing Date, has given or received notice of termination of his/her employment or has entered into a termination agreement with any of the Target Companies.

(e)
No offer of employment has been made by a relevant Target Company to an individual who would be entitled to a fixed salary of greater than two hundred and fifty thousand (250,000) USD if such offer were accepted, which has not yet been accepted or which has been accepted but where the employment has not yet started.

(f)
No Key Employee, nor any person who would have been a Key Employee had he or she not ceased to be an employee prior to the Closing Date, is entitled to any bonus payments by any of the Target Companies as a result of this Agreement or any Transaction Document or any Carve Out Agreement, or the consummation of this Agreement or any Transaction Document or Carve Out Agreement.

(g)
The Data Room contains a complete list and copies of all material deferred and variable remuneration schemes in which the Employees (including employees that will have ceased to be an employee prior to the Closing Date) participate as at the date of this Agreement.

(h)
The Data Room contains true and complete copies of all material collective agreements (other than those entered into by the relevant employer's association or binding on any Target Company by operation of law) with trade unions, worker's councils or similar organisations or bodies of employee representatives to which any relevant Target Company is bound, which provide for material payment obligations of a Target Company or impose any material restriction as to the future closure or downsizing of plants or other restructurings affecting the workforce.

(i)
To Sellers' Knowledge, no Target Company is experiencing (i) any strike or lockout of its employees or (ii) any dispute with any union, workers' council or other body of employee representatives pending before any court, Governmental Entity or arbitrator which relates to an alleged material breach of any of the agreements described in paragraph 1.15(h) or to any labour relations or employment matters of a general or significant nature (including mass lay-offs or unfair labour practices).

(j)
No Target Company is bound by any pension or retirement plan or commitment which obligates it to pay any pension or retirement (including early retirement) benefit to any of its current or former directors / officers and employees (other than any defined contribution plans and employer's contributions to statutory pension schemes), except for the pension or retirement plans or commitments copies of which are contained in the Data Room.

9.	Finders' Fees
No Target Company has any obligation or liability to pay any fee or commission to any broker, finder or agent with respect to this Agreement or any Transaction Document or Carve Out Agreement or the consummation of the transactions contemplated thereby.

10.	Regulatory Permits
No Target Company is in material breach of any Regulatory Permit where that breach would have a material adverse effect on the business of the respective Target Company.

schedule 8 - REMEDIES AND LIMITATIONS

1.	General Remedy
The only remedy of Purchaser in respect of a Warranty Claim shall be (subject to paragraph 11 below) damages for breach of the Warranties. In each case, Sellers shall first have the right to cure a breach pursuant to paragraph 11 of this Schedule.

2.	Specific Limitations
With respect to a Warranty Claim, neither Purchaser nor any member of Purchaser Group shall be entitled to claim for:

(a)	punitive, special, exemplary, incidental damages and indirect or consequential losses or damages;

(b)	loss of goodwill or possible business after Closing, whether actual or prospective, or loss of profits;

(c)	damage to reputation;

(d)	penalties, charges or interest arising directly or indirectly from any act, transaction or omission of Purchaser or any other member of Purchaser Group after Closing; or

(e)	legal or other professional fees, costs and expenses that are not reasonably incurred.
Any Warranty Claims shall be calculated on a pro rata-basis which reflects, as the case may be, the percentage of the ownership in the respective Target Company or JVCo as it is acquired by Purchaser under this Agreement.
With respect to indemnification claims of Purchaser pursuant to clause 11.2 and 11.3, Purchaser and members of Purchaser Group shall be entitled only to damages for losses (including costs), indirect or consequential losses or damages and loss of profits as well as expenses and costs as set forth under (d) and (e) above, provided, however, that Purchaser or members of Purchaser Group are entitled to all kind of damages (including punitive, special, exemplary and incidental damages) for which they are liable vis-a-vis a third party.
With respect a breach of a covenant under this Agreement the Purchaser shall in addition to seeking specific performance, however, only be entitled to damages, including, without limitation, consequential damages, loss of profits and reasonable legal or other professional fees costs and expenses in each case to the extent reasonably foreseeable, but excluding punitive and exemplary damages.

3.	Disclaimer
Sellers expressly disclaim all liability and responsibility for any conclusion, opinion, forecast or evaluation contained within or derived or capable of being derived from any investigation carried out or made by or on behalf of Purchaser or Purchaser's Representatives, in the course of any due diligence or other enquiry before Purchaser entering into this Agreement or any other data, document, record or information provided by or on behalf of members of Sellers' Groups or Sellers' Representatives to Purchaser or Purchaser's Representatives.

4.	Knowledge
Neither Seller shall be liable in respect of any Warranty Claim (except for breach of Fundamental Warranties) if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim:

(a)
has been disclosed to Purchaser or any of Purchaser's Representatives, in or by this Agreement, any other Transaction Document, the Disclosure Letter or any document or other information in the Data Room on or before the date of this Agreement in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed ("Disclosed"); or

(b)
is within the knowledge of a member of the management board of Purchaser or Dr. Hans-Gerd Wienands, Dr. Christian Daniel Pindur or Memet Can Toygar at the date of this Agreement, including as a result of any due diligence investigation into the Target Companies and JVCos ("Known").

Matters, events or circumstances that are Disclosed or Known shall not constitute or give rise to a breach of a Warranty (other than the Fundamental Warranties) and the scope of the Warranties (other than the Fundamental Warranties) shall be limited and construed accordingly.

5.	Reserves in Accounts
Neither Seller shall be liable for any Claim to the extent that the fact, matter, event or circumstance giving rise to the Claim is provided for, reserved for, or accrued in the Combined Carve Out Financial Statements or is provided for, reserved for, or accrued in or otherwise properly taken into account in the Closing Statement or any Adjustment Payments and has actually reduced the Enterprise Purchase Price.

6.	Recovery
Neither Seller shall be liable in respect of any Claim to the extent that the amount of such Claim is recoverable directly by Purchaser under a policy of insurance in force for the benefit of Purchaser, Purchaser Group or any Target Company or JVCo, or would be recoverable if Purchaser had maintained, following Closing, valid and adequate policies of insurance of the nature and type maintained by or in respect of the Target Companies or JVCos at the date of this Agreement.

7.	Legislative Changes
Neither Seller shall be liable in respect of any Claim if and to the extent such Claim arises or is increased as a result of a change in law or any change in interpretation of law on the basis of case law, regulation, directive, requirement or any change or changes to any published administrative practice of any government, governmental department, agency or regulatory body (whether relating to rates or imposition of Tax or otherwise) made after the date hereof irrespective of whether any of the aforementioned changes were formally announced prior to or at the date hereof or not.

8.	No Double Recovery
The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, Cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.

9.	Accounting, Taxation and Business Changes
Neither Seller shall be liable in respect of any Claim if and to the extent such Claim arises or is increased as a result of:

(a)
any change after Closing of the date to which any Target Company or JVCo prepares its accounts or in the bases, methods, principles or policies or accounting of any Target Company or JVCo other than a change which is reported by the auditors for the time being of that Target Company or JVCo to be necessary in their opinion because such bases, methods, principles or policies of accounting as at the date of Closing are not in accordance with any published accounting practice or principle then current; and

(b)	a cessation, or any change in the nature or conduct, of any trade carried on by any Target Company or JVCo at Closing, being a cessation or change occurring on or after Closing.

10.	Contingent Liabilities
If any Claim is based upon a liability which is contingent only, neither Seller shall be liable to make any payment unless such contingent liability ceases to be contingent and gives rise to an actual obligation to make a payment, provided that any contingent liability timely notified in accordance with paragraph 15 will not be subject any more to the time limitations set forth therein.

11.	Cure of Breach
If a breach of the Warranties is capable of remedy by the respective Sellers, Purchaser shall only be entitled to monetary compensation in respect of such breach if it gives Sellers written notice of the breach and the breach is not remedied by the respective Seller within twenty-one (21) Business Days after the date on which such notice is served on Sellers. Without prejudice to its duty to mitigate any loss, Purchaser shall (or shall procure that any relevant member of Purchaser Group shall) provide all reasonable assistance to Sellers at Sellers' Cost to remedy any such breach.

12.	Mitigation
Neither Seller shall be liable for any Claim to the extent that it would not have arisen but for, or has been increased as a result of any voluntary act, omission or transaction carried out before Closing by any member of Sellers' Groups or any Target Company or any JVCo at the direction or request of Purchaser or any member of Purchaser Group, or any act, omission or transaction of Purchaser of any member of Purchaser Group after Closing.
Nothing in this Agreement shall be deemed to relieve Purchaser from any common law duty to mitigate any loss or damage incurred by it as a result of any Warranty being untrue or inaccurate.

13.	Thresholds
Neither Seller shall be liable for any Warranty Claim (except for claims under the Fundamental Warranties) and/or Tax Claim:

(a)
unless the amount of the liability pursuant to that Warranty Claim (except for Warranty Claims that are based on a breach of the Warranties under Schedule 7 paragraph 1.7 or Schedule 7 paragraph 1.12 lit. (a) and (c)) exceeds an amount of 2,500,000 USD (two million five hundred thousand US dollars);

(b)
unless the amount of the liability pursuant to Warranty Claims that are based on a breach of the Warranties under Schedule 7 paragraph 1.7 or Schedule 7 paragraph 1.12 lit. (a) and (c) exceeds an amount of 25,000 USD (twenty five thousand US dollars) per asset/right;

(c)
unless the amount of the liability pursuant to that Tax Claim exceeds an amount of 50,000 USD (the "Tax De Minimis Amount", provided that if the aggregate amount of all Tax Claims that would be excluded by the Tax De Minimis Amount exceeds an amount of 5,000,000 USD (five million US dollars), the Purchaser shall be entitled to claim the full amount of such claims; this paragraph 13(c)of Schedule 8 shall apply mutatis mutandis to any claims of Sellers against Purchaser pursuant to clause 12; and

(d)
unless in the case of a Warranty Claim (not a Tax Claim) the aggregate amount of the liability of Sellers for all Warranty Claims not excluded by paragraphs (a), (b) and (c) exceeds an amount of twenty (20) million USD (USD 20,000,000) in which case the Purchaser shall be entitled to claim only the amount in excess of ten (10) million USD (USD 10,000,000).

14.	Maximum Liability

(a)	The aggregate amount of the liability of Sellers for all Warranty Claims (other than Fundamental Warranty Claims) shall not exceed 460,000,000 USD.

(b)
Without prejudice to paragraph (a) above, the aggregate amount of the liability of Sellers for all claims under or in connection with this Agreement (including Fundamental Warranty Claims and Tax Claims, but excluding any claims pursuant to clause 11 and Schedule 14) and any other Transaction Documents shall not exceed the aggregate amount of the Final Purchase Price (including any amounts paid by Sellers to Purchaser for any other Claims or Tax Claims under this Agreement).

(c)
Without prejudice to paragraphs (a) and (b) above, the aggregate amount of the liability of any Seller for all Fundamental Warranty Claims relating only to a DivestCo in Colombia or Chile shall not exceed 100% of the Final Purchase Price allocated to that DivestCo pursuant to Schedule 3.

15.	Time Limitations
Neither Seller shall be liable for any Claim unless Sellers receive from Purchaser written notice, such notice providing reasonable details of the relevant facts of the Warranty Claim and Purchaser's estimate (on a without prejudice basis) of the amount of the Warranty Claim. In respect to Warranty Claims neither Seller shall be liable for any Warranty Claim unless such notice is provided within:

(a)	eighteen (18) months of the Closing Date, in respect of Warranty Claims (other than Fundamental Warranty Claims and Environmental Warranty Claims);

(b)	three (3) years of the Closing Date, in respect of Fundamental Warranty Claims; and

(c)	five (5) years of the Closing Date, in respect of Environmental Warranty Claims.
Purchase shall provide such notice as soon as reasonable and in any event within sixty (60) calendar days after Purchaser or any member of Purchaser Group becomes aware of any matter which may give rise to a Claim; provided that any delay in such notice shall not exclude Sellers liability unless and to the extent Sellers have been prejudiced or the Claim could have been mitigated by Purchaser's failure to comply with its obligation under this paragraph 15.

16.	Exclusion
Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn and shall become fully barred and unenforceable unless legal proceedings have been validly served upon the respective defendant within six (6) months of the date on which valid notice of the Claim has been given by Purchaser to Sellers, provided, however, that in case of contingent liabilities the six (6) months period shall only commence upon such contingent liability ceasing to be contingent and giving rise to an actual obligation in accordance with paragraph 10 above.

17.	Exchange Rate
For the purposes of applying a reference to a monetary threshold expressed in USD with respect to a Claim, Tax Claim, or claim of Sellers under clause 12 an amount in a different currency shall be deemed to be an amount in USD translated at the date before the day of receipt of the relevant notice by Sellers.

18.	Adjustment of Purchase Price
Any payments to be made by Sellers under this Agreement with respect to Warranty Claims, Tax Claims or claims pursuant to clause 11 and Schedule 14 shall be considered an adjustment to the Final Purchase Price (to which clause 4.3 and clause 4.4 shall apply mutatis mutandis) and shall be made on the basis set out in clause 6.

19.	Third Party Claims

1.
If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability of a Target Company to a third party (a "Third Party Claim"), then Sellers may, at any time before any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise disposed of, give notice to Purchaser that Sellers elect to assume the conduct of any dispute, compromise, defence or appeal or the Third Party Claim and of any incidental negotiations on the following terms:

(a)
Sellers shall indemnify Purchaser and each relevant Target Company against the Third Party Claim and all liabilities, charges, costs and expenses which they may incur by Sellers’ action or in taking any such action as Sellers may request pursuant to subparagraphs (b) and (c) below;

(b)
Purchaser shall procure that each relevant Target Company makes available to Sellers, such persons and all such information as Sellers may request for assessing, contesting, disputing, defending, appealing or compromising the Third Party Claim;

(c)
Purchaser shall procure that each relevant Target Company takes such action to assess, contest, dispute, defend, appeal or compromise the Third Party Claim as Sellers may request and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the prior written approval of Sellers; and

(d)
Sellers shall keep Purchaser informed of the progress of the Third Party Claim and provide Purchaser with copies of all relevant documents and such other information in its possession as may be requested by Purchaser (acting reasonably).

2.
If a Warranty Claim arises as a result of, or in connection with a Third Party Claim, Purchaser shall, until the earlier of such time as Sellers shall give any notice as contemplated by paragraph 19.1 and such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of:

(a)
procure that each relevant Target Company consults with Sellers, and takes account of the requirements of Sellers, in relation to the conduct of any dispute, defence, compromise or appeal or the Third Party Claim;

(b)
keep, or procure that each relevant Target Company keeps, without undue delay Sellers informed of the progress of the Third Party Claim and provide, or procure that each relevant Target Company provides, Sellers with copies of all relevant documents and such other information in Purchaser's or a Target Company's possession as may be requested by Sellers; and

(c)
procure that no relevant Target Company shall cease to defend the Third Party Claim or make any admission of liability, agreement or compromise in relation to the Third Party Claim without the prior written consent of Sellers not to be unreasonably withheld or delayed.

3.
Nothing in this paragraph 19 shall require the provision by any person of any information to the extent such provision would contravene any applicable law or regulation, would result in a waiver of privilege (using as alternative counsel to counsel communication), or would breach any duty of confidentiality owed to any third party. If any information is provided by any person (the "Provider") to any other person (the "Recipient") pursuant to this paragraph 19:

(a)	that information shall only be used by the Recipient in connection with the Third Party Claim and clause 21.2 shall in all other respects apply to that information; and

(b)	to the extent that information is privileged:

(i)	no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and

(ii)
if a third party requests disclosure by the Recipient in relation to that information, if the Recipient is Sellers or Purchaser, the Recipient shall or, if the Recipient is a Target Company, Purchaser shall procure that the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.

20.	Recovery from third parties
If:

(a)	Sellers make a payment in respect of a Claim (the "Damages Payment");

(b)
at any time after the making of such payment any Target Company or Purchaser received any sum other than from Sellers which would not have been received but for the matter or circumstances giving rise to that Claim (the "Third Party Sum");

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payments; and

(d)
the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate Purchaser in full for the loss or liability which gave rise to the Claim in question (such excess being the "Excess Recovery")

Purchaser shall, promptly following receipt of the Third Party Sum by it or the relevant Target Company, repay to Sellers an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

Signature Pages
Sale and Purchase Agreement

Date: 16 July 2018

For and on behalf of LINDE AG /s/ Aldo Belloni _____________________________ Name:Prof. Dr.-Ing. Aldo Belloni Title:Chief Executive Officer (Vorstand)	/s/ Sven Schneider _____________________________ Name:Dr. Sven Schneider Title:Chief Financial Officer (Vorstand)

Date: 16 July 2018

For and on behalf of PRAXAIR, INC. /s/ Stephen F. Angel _____________________________ Name:Stephen F. Angel Title: Chairman, CEO & President

Date: 16 July 2018

For and on behalf of Linde Public Limited Company /s/ Andrew Brackfield _____________________________ Name:Mr Andrew Brackfield Title:Director

Date: 16 July 2018

For and on behalf of MG Industries GmbH

/s/ Hans-Gerd Wienands-Adelsbach _____________________________ Name:Dr. Hans-Gerd Wienands-Adelsbach Title:Managing Director (Geschäftsführer)	/s/ Daniel Pindur _____________________________ Name:Dr. Daniel Pindur Title:Managing Director (Geschäftsführer)

Date: 16 July 2018

For and on behalf of Messer Canada Inc. /s/ Stefan Messer _____________________________ Name:Mr Stefan Messer Title:Chief Executive Officer (CEO)

Date: 16 July 2018

For and on behalf of MG Industries USA, Inc.

/s/ Carsten Knecht
_____________________________
Name:Mr Carsten Knecht
Title:Attorney-in-fact acting under power
of attorney dated 12 July 2018 and
sub-power of attorney dated 13 July 2018